   As filed with the Securities and Exchange Commission on February 23, 2000
                                                     Registration No. 333-93315

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 3

                                       TO

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                             ---------------------
                                  UPROAR INC.
            (Exact name of registrant as specified in its charter)

          Delaware                              7375                       13-3919458
(State or other jurisdiction of      (Primary Standard Industrial       (I.R.S.  Employer
 incorporation or organization)       Classification Code Number)      Identification  No.)

                             ---------------------
                             240 West 35th Street
                                   9th Floor
                           New York, New York 10001
                                (212) 714-9500
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                Kenneth D. Cron
                     Chairman and Chief Executive Officer
                                  Uproar Inc.
                             240 West 35th Street
                                   9th Floor
                           New York, New York 10001
                                (212) 714-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                  Copies to:

     Alexander D. Lynch, Esq.         Robert D. Marafioti, Esq.           Marc S. Rosenberg, Esq.
       Babak Yaghmaie, Esq.           Executive Vice President,           Cravath, Swaine & Moore
 Brobeck, Phleger & Harrison LLP     General Counsel and Secretary            Worldwide Plaza
    1633 Broadway, 47th Floor                 Uproar Inc.                    825 Eighth Avenue
    New York, New York 10019              240 West 35th Street         New York, New York 10019-7475
         (212) 581-1600                       9th Floor                       (212) 474-1000
                                       New York, New York 10001
                                            (212) 714-9500

                            ---------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                             ---------------------
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not an offer to buy these securities in any state where the offer or sale is not permitted.


                SUBJECT TO COMPLETION, DATED FEBRUARY 23, 2000



P R O S P E C T U S


                                    [LOGO]
                               3,500,000 Shares
                                  Uproar Inc.

                                  Common Stock
                                $     per share


                             ---------------------
     We are selling 3,500,000 shares of our common stock. The underwriters named in this prospectus may purchase up to 525,000 additional shares of our common stock to cover over-allotments.

     This is an initial public offering of our common stock in the United States. Our common stock is admitted for trading with the European Association of Securities Dealers' Automated Quotation system, or EASDAQ, under the symbol "UPRO". On February 22, 2000, the last reported sale price of the common stock on EASDAQ was [GRAPHIC OMITTED] 34.00, or $34.20, per share. We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "UPRO".

                             ---------------------

     Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 9.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------


                                                   Per Share      Total
                                                  -----------   --------
Initial public offering price .................   $             $
Underwriting discount .........................   $             $
Proceeds, before expenses, to Uproar ..........   $             $


     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
       , 2000.

                             ---------------------
Salomon Smith Barney
              Bear, Stearns & Co. Inc.
                                Banc of America Securities LLC
                                                                  Wit SoundView
        , 2000.

[A fold-out; the front inside cover shows colored circles of varying sizes; the uproar.com logo in the largest circle with the following text: "The entertainment capital of the Web!"; the following language running across the top of the page: "A World of Games, Game Shows, and Entertainment!"; and the following language flowing across the bottom of the page: "LET THERE BE FUN!".

The fold-out inside cover contains page shots from the uproar.com Web site across the page, with the following accompanying text from left to right:
"GAMES"; "PRIZEPOINT INCENTIVE CURRENCY"; "A GLOBAL NETWORK"; "UPROAR STORE"; and "ONLINE GAME SHOWS"; Across the bottom of the page, the following text appears in block print, below the respective shots: "Whether it's multi-player games like the well-known, branded Family Feud, Bingo Blitz or Puzzle-A-Go-Go, or single-player crossword puzzles and arcade games, Uproar's entertainment engages users."; "PrizePoints are an incentive currency used to enter drawings, win prizes and cash"; "Play in 14 languages. More than 36,000 affiliate Web sites."; and "Play, win or . . . Buy at the Uproar Store. Differentiated products that complement our entertainment content and appeal to our audience."; Within colored circles of varying sizes on the fold-out are the following logos: "Uproar.com"; "BINGO Blitz"; "mental state"; "GAMESCENE"; "PICTURE THIS"; "amused.com"; "PRIZEPOINT ENTERTAINMENT"; "PUZZLE-A-GO-GO"; "100%"; and "TRIVIA free for all"; The following text runs across the top of the page: "Games and Game Shows at Uproar.com Provide a Daily Dose of Fun!"; On the right side of the page, a large and a small screen shot of "Family Feud" and one of "Sports Trivia Blitz."]

                               TABLE OF CONTENTS


                                                                                          Page
                                                                                         -----
Prospectus Summary ...................................................................     5
Risk Factors .........................................................................     9
Forward-Looking Statements; Market Data ..............................................    21
Price Range of Common Stock ..........................................................    22
Use of Proceeds ......................................................................    23
Dividend Policy ......................................................................    23
Capitalization .......................................................................    24
Dilution .............................................................................    25
Selected Consolidated Financial Data .................................................    26
Management's Discussion and Analysis of Financial Condition and Results of Operations.    27
Business .............................................................................    34
Management ...........................................................................    49
Certain Transactions .................................................................    56
Principal Stockholders ...............................................................    57
Description of Capital Stock .........................................................    58
Shares Eligible for Future Sale ......................................................    62
United States Tax Consequences to Non-United States Holders ..........................    64
Underwriting .........................................................................    67
Legal Matters ........................................................................    69
Experts ..............................................................................    69
Change In Independent Accountants ....................................................    69
Where You Can Find Additional Information ............................................    69
Index to Consolidated Financial Statements ...........................................    F-1


                          -------------------------
     Until    , 2000 (25 days after the date of this prospectus), all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           -------------------------

                     (This page intentionally left blank)

                              PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" section and the consolidated financial statements and the notes thereto, before deciding to invest in our common stock.

                                  Our Company


     We are a leading online entertainment destination. Through our network of Web sites, we provide online game shows and interactive single- and multi-player games that appeal to a broad audience. Our registered users have grown from 96,000 in January 1998 to 5.2 million in December 1999. Our unique user audience has similarly grown from 1.3 million in October 1998 to 3.6 million in December 1999. Moreover, Media Metrix, a leading Internet audience measurement service, estimates that the number of unique pages viewed on our consolidated network of Web sites grew from 43.6 million in December 1998 to
106.1 million in December 1999. Our sites are very sticky, which means that our users consistently spend significantly more time per visit on our sites than the industry average. According to Media Metrix, in December 1999, our users in the United States spent an average of 17.1 minutes per usage day on our sites and we were the fifth stickiest consolidated network of Web sites on the Internet, as defined by average minutes spent per usage day. In addition, according to Media Metrix, we were among the top five stickiest consolidated networks of Web sites in each month during 1999.


     We derive substantially all of our revenues from the sale of advertisements on our network of Web sites. We believe that our large user base and the stickiness of our sites provide advertisers with an attractive platform to reach their target audiences. As a result, the number of advertisers and sponsors on our network has grown from 99 as of December 1998 to 256 as of December 31, 1999. Similarly, the number of advertising impressions served over our Web sites increased from 70.7 million in December 1998 to 327 million in December 1999. Because we attract a large, diversified user base and can segment it based upon information we collect, such as geography, age and gender, we believe we will be able to target advertisements to particular demographic profiles specified by our advertisers.

     We believe that our technology platform is integral to maintaining the entertaining and engaging nature of our content. We have made significant investments in developing and implementing a technology platform to support our interactive multi-user game shows and games. We believe that our Web sites are among a few in the world that enable large numbers of users to simultaneously play interactive multi-player game shows and games. Moreover, we have designed our technology platform to easily accommodate our growing user base and to take advantage of emerging technology trends such as alternative access devices, interactive television platforms and broadband distribution services.


                            Our Market Opportunity

     As a result of the growing popularity of the Internet, an increasing number of users are looking beyond traditional media, such as radio and television, to the Internet as a source of entertainment. Game shows are among the most popular and long-lived programs on television in both the United States and worldwide. They were among the first entertainment formats to be successfully adapted to television from radio. Moreover, new game shows are frequently developed and introduced in order to capitalize on the popularity of the format and to draw larger audiences to television.

     Games and game shows are particularly well suited for online entertainment content, especially with the development of higher bandwidth distribution channels, and can be easily adapted to the Internet. We believe that online games and game shows are a compelling entertainment medium for a mass user audience because they:

   o provide users with an opportunity to win prizes;
   o allow users to access entertaining content according to their own schedule from any location; and
   o enable users to participate interactively in the games and game shows and to compete against other users.

     Despite the opportunity presented by the widespread adoption of the Internet as a medium for delivering entertainment content to a growing user base, only a limited number of Web sites are currently dedicated to providing a broad array of fun and challenging interactive entertainment. We believe that we can grow our revenues by leveraging our large audience and our engaging content through targeting our advertising placement to specific demographics within our audience in order to attract more advertisers to our network.


                                 Our Strategy

     Our objective is to be the leading online entertainment destination. We believe we can achieve this objective through the following strategies:

     o enhancing our content;


     o aggressively expanding our audience;


     o further monetizing our audience and building additional revenue streams;



     o capitalizing on the popularity of our PrizePoint rewards program;


     o continuing to expand internationally; and


     o pursuing strategic acquisitions and alliances.


                              Recent Developments


     On February 2, 2000, we sold 1,265,372 shares of our common stock to a strategic investor, Trans Cosmos USA, Inc., for approximately $25.0 million. We intend to establish a joint venture with Trans Cosmos USA to produce a local language version of our flagship entertainment site, uproar.com, in Japan. Trans Cosmos USA is a subsidiary of Trans Cosmos, Inc., which is headquartered in Tokyo, Japan.


                                -------------
     As used in this prospectus, UPROAR and the UPROAR logo are service marks. The registration of the Uproar service mark has been applied for and is pending in the United States and in other markets in which we register our marks. The UPROAR service mark is registered in Germany and the United Kingdom. We have also applied for the registration of numerous other trademarks in the United States and those applications are pending. Those marks include BINGO BLITZ, BLOWOUT BINGO, GAMESCENE, LET THERE BE FUN, MENTAL STATE, PRIZEPOINT, PRIZEPOINTS and TRIVIA BLITZ. All other trademarks and service marks used in this prospectus are the property of their respective owners.

                                 The Offering


Common stock offered.....   3,500,000 shares


Common stock outstanding after

 this offering...........   28,737,320 shares


Use of proceeds..........   We intend to use the proceeds of this offering to
                            fund our marketing activities, expand our sales force, enhance our products and services, expand our business internationally, enter into distribution and affiliate arrangements with other Web sites, potentially make strategic investments and acquisitions, and for general corporate purposes.

Proposed Nasdaq National Market
 Symbol..................   "UPRO"

EASDAQ Symbol............   "UPRO"

     This information is based on our shares of common stock outstanding as of December 31, 1999 and gives effect to 1,265,372 additional shares of common stock issued to a strategic investor at approximately $19.76 per share on February 2, 2000. This information:


   o excludes 5,904,408 shares subject to options outstanding as of December 31, 1999 with a weighted average exercise price of $8.52; and

   o assumes no exercise of the underwriters' over-allotment option.

                                 -------------

     Uproar Inc. was incorporated in Delaware on December 16, 1999 and is the successor to Uproar Ltd., a Bermuda limited liability company that was formed on July 7, 1997, and redomesticated into Delaware on January 26, 2000. Our principal executive offices are located at 240 West 35th Street, 9th Floor, New York, New York 10001. Our telephone number at that location is (212) 714-9500. Information contained on our Web sites does not constitute part of this prospectus. References in this prospectus to "Uproar," "we," "our," and "us" refer to Uproar Inc., its predecessor Uproar Ltd., and its subsidiaries.

                                 -------------
     You should rely only on the information contained in this prospectus. Uproar has not authorized anyone to provide you with different information. Uproar is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

               Summary Consolidated Financial and Operating Data

     The following table sets forth summary consolidated financial and operating data for our business. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The pro forma data give effect to the sale of 1,265,372 shares of common stock at approximately $19.76 per share on February 2, 2000 and the application of the net proceeds from that sale.



                                                Period ended
                                                December 31,
                                                    1995
                                               --------------
Statement of Operations Data:
 Revenues ...................................    $   43,365
 Cost of revenues ...........................            --
                                                 ----------
 Gross profit ...............................        43,365
 Operating expenses:
  Sales and marketing .......................            --
  Product and technology development ........        33,190
  General and administrative ................        70,182
  Amortization of intangible assets .........            --
                                                 ----------
 Loss from operations .......................       (60,007)
 Foreign exchange gain (loss) ...............        (2,233)
 Other income (expense), net ................         4,326
 Provision for income taxes .................            --
                                                 ----------
 Net loss ...................................    $  (57,914)
                                                 ==========
 Basic and diluted net loss per share .......    $    (0.05)
                                                 ==========
 Weighted average number of common
  shares outstanding ........................     1,138,356
                                                 ==========
 Pro forma basic and diluted net loss per
  share .....................................    $     (.02)
 Pro forma weighted average number of
  shares outstanding ........................     2,403,728



                                                                        Year Ended December 31,
                                               -------------------------------------------------------------------------
                                                     1996              1997               1998              1999
                                               ---------------  -----------------  -----------------  ----------------
Statement of Operations Data:
 Revenues ...................................    $    59,698      $     348,709      $   1,632,969     $  10,391,527
 Cost of revenues ...........................        (40,781)          (216,586)          (760,376)       (2,533,294)
                                                 -----------      -------------      -------------     -------------
 Gross profit ...............................         18,917            132,123            872,593         7,858,233
 Operating expenses:
  Sales and marketing .......................        166,806          1,087,058          3,770,866        28,065,956
  Product and technology development ........        389,346            772,744            849,486         3,701,393
  General and administrative ................        187,362          2,092,394          2,327,720         8,919,011
  Amortization of intangible assets .........             --                 --              9,303         6,086,198
                                                 -----------      -------------      -------------     -------------
 Loss from operations .......................       (724,597)        (3,820,073)        (6,084,782)      (38,914,325)
 Foreign exchange gain (loss) ...............         49,946            (85,439)            57,401          (119,996)
 Other income (expense), net ................        (27,829)            82,349            205,751           337,680
 Provision for income taxes .................         (4,909)            (5,582)            (9,020)          (28,000)
                                                 -----------      -------------      -------------     -------------
 Net loss ...................................    $  (707,389)     $  (3,828,745)     $  (5,830,650)    $ (38,724,641)
                                                 ===========      =============      =============     =============
 Basic and diluted net loss per share .......    $     (0.17)     $       (0.42)     $       (0.40)    $       (1.77)
                                                 ===========      =============      =============     =============
 Weighted average number of common
  shares outstanding ........................      4,258,084          9,034,928         14,697,112        21,909,456
                                                 ===========      =============      =============     =============
 Pro forma basic and diluted net loss per
  share .....................................    $     (0.13)     $       (0.37)     $       (0.37)    $       (1.67)
 Pro forma weighted average number of
  shares outstanding ........................      5,523,456         10,300,300         15,962,484        23,174,828



     The following table is a summary of our balance sheet at December 31, 1999. The pro forma data give effect to the sale of 1,265,372 shares of common stock at approximately $19.76 per share on February 2, 2000 and the application of the net proceeds from that sale. The pro forma as adjusted data reflect the sale of 3,500,000 shares of common stock offered hereby at an assumed initial public offering price in the United States of $34.20 per share after deducting the estimated underwriting discount and estimated offering expenses payable by us.



                                                                         December 31, 1999
                                                              ---------------------------------------
                                                                                           Pro Forma
                                                                Actual      Pro Forma     As Adjusted
                                                              ----------   -----------   ------------
                                                                   (in thousands)
Balance Sheet Data:
 Cash and cash equivalents ................................    $15,136       $40,131       $150,551
 Working capital ..........................................     18,555        43,550        153,970
 Total assets .............................................     42,816        67,811        178,231
 Total indebtedness, including current maturities .........        154           154            154
 Total stockholders' equity ...............................     37,204        62,199        172,619


                                 RISK FACTORS


     You should consider carefully the risks described below before making an investment decision.


Financial Risks


We have a history of losses since our inception, we expect future losses and may not be profitable in the future.


     Since our inception in February 1995, we have not been profitable. If our revenues do not increase substantially, we may never become profitable. We have not generated enough revenues to exceed the substantial amounts we have spent to create, launch and enhance our Web sites, to promote awareness of our Web sites and to develop our business generally. At December 31, 1999, our accumulated deficit was approximately $49.1 million. Even if we do achieve profitability, we may not sustain profitability on a quarterly or annual basis in the future.

     It is our intention to invest the proceeds of this offering and cash generated from operations to build our business and increase our market share. Despite these investments, our market share may grow more slowly than we anticipate or may even decrease in the future. In addition, our expenses may increase faster than we expect. As a result, we expect to continue to generate substantial losses for the foreseeable future. Moreover, the rate at which we incur these losses may increase from current levels.


Because we have only recently introduced many of our products and services, you have limited information upon which you can evaluate our business.


     Uproar was founded in February 1995 and we launched our flagship entertainment site, uproar.com, in September 1997. We launched the other sites that comprise our network throughout 1998 and 1999. Accordingly, you can only evaluate our business based on our limited operating history. Our operating results for any particular quarter may not be indicative of future operating results. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. As a young company in the new and rapidly evolving online entertainment market, we face risks and uncertainties relating to our ability to successfully implement our business plan. These risks include our ability to:

     o expand our content and services;

     o attract a larger audience to our Web sites;

     o maintain our current, and develop new, strategic relationships; and

     o continue to develop and upgrade our technology.

     If we are unsuccessful in addressing these risks and uncertainties, we will not be able to successfully implement our business plan and our stock price will decline.

We may fail to meet market expectations because of fluctuations in our quarterly operating results, which would cause our stock price to decline.

Although we intend to steadily increase our spending and investment to support our planned growth, our revenues, and some of our costs, will be much less predictable. This is likely to result in significant fluctuations in our quarterly results. Because of our limited operating history and the emerging nature of our industry, we anticipate that securities analysts and investors will have difficulty in accurately forecasting our results. It is possible that our operating results in some quarters will be below market expectations. In this event, the price of our common stock is likely to decline.

The following are among the factors that could cause significant fluctuations in our operating results:

     o the number of users on, and the frequency of their use of, our Web sites;

     o    our ability to attract and retain advertisers;

     o the expiration or termination of our strategic relationships, including our relationships with Pearson Television and Cable & Wireless;

     o the expiration or termination of partnerships with Web sites and Internet service providers, or ISPs, which can result from mergers or other strategic combinations as Internet businesses continue to consolidate;

     o our ability to offer on a timely and affordable basis merchandise that appeals to our users' preferences;

     o system outages, delays in obtaining new equipment or problems with planned upgrades;

     o our ability to successfully expand our online entertainment offerings beyond the games and game show sector;

     o    the introduction of new or enhanced services by us or our competitors;

     o changes in our advertising rates or advertising rates in general, both on and off the Internet; and

     o changes in general economic and market conditions, including seasonal trends, that have an impact on the demand for Internet advertising.


We may not be able to adjust our operating expenses in order to offset any unexpected revenue shortfalls.


     Our operating expenses are based on our expectations of our future revenues. These expenses are relatively fixed, at least in the short term. We intend to expend significant amounts in the short term, particularly to expand our advertising sales department and to build brand awareness. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we fail to substantially increase our revenues, then our financial condition and results of operations would be materially adversely affected.

If we do not continue to develop and enhance our brand, we will not be able to maintain or increase our customer base or our revenues.

     Enhancing the Uproar brand is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of entertainment Web sites grows. In order to attract and retain users and advertisers, we intend to increase our expenditures for creating and maintaining brand loyalty. We use a combination of television, print and Web-based advertising to promote our brand. If we fail to advertise and market our brand effectively, we will lose users and our revenues will decline.

     Our success in promoting and enhancing the Uproar brand will also depend on our success in providing high quality content, features and functions that are attractive and entertaining to users of online game shows and multi-player games. If visitors to our Web sites or advertisers do not perceive our services to be of high quality, the value of the Uproar brand could be diminished, we will lose users and our revenues will decline.

We have derived a portion of our revenues from reciprocal advertising agreements, or barter, which do not generate cash revenue.

     We derive a portion of our revenues from reciprocal advertising arrangements, or barter, under which we exchange advertising space on our Web sites, or provide game content or other services for third-party Web sites, predominantly for advertising space on other Web sites rather than for cash payments. In the year ended December 31, 1999, we derived approximately $1,418,000, or 14% of our revenues, from these arrangements. In the year ended December 31, 1998, we derived approximately $365,000, or 22%, of our revenues, from these arrangements. We expect that barter will continue to account for some of our revenues in the foreseeable future. The Securities and Exchange Commission, together with the Financial Accounting Standards Board, or FASB, have recently begun to examine revenues recognized by Internet companies from barter transactions. This review may result in limitations on revenues which may be derived from these transactions. If such rules are implemented, our financial results may suffer.

Our advertising pricing model, which is based heavily on the number of advertisements delivered to our users, may not be successful.

     Different pricing models are used to sell advertising on the Internet. The models we adopt may prove to not be the most profitable. Currently, advertising based on impressions, or the number of times an advertisement is displayed on our Web sites, comprises substantially all of our revenues. To the extent that we do not meet the minimum guaranteed impressions that we are required to deliver to users under many of our advertising contracts, we defer recognition of the corresponding revenues until we achieve the guaranteed impression levels. To the extent that minimum guaranteed impression levels are not achieved, we may be required to provide additional impressions after the contract term, which would reduce our advertising inventory in subsequent periods.

     In addition, since advertising impressions may be delivered to a user's Web browser without regard to user activity, advertisers may decide that a pricing model based on user activity is preferable. We cannot predict which pricing model, if any, will emerge as the industry standard. As a result, we cannot accurately project our future advertising rates and revenues. If we are unable to adapt to new forms of Internet advertising or we do not adopt the most profitable form, our advertising revenues could be adversely affected.

We may not be able to track the delivery of advertisements on our network in a way that meets the needs of our advertisers.

     It is important to our advertisers that we accurately measure the delivery of advertisements on our network and the demographics of our user base. Presently, no measurement standards have been widely accepted to measure the effectiveness of Internet-based advertising. Companies may choose to not advertise on our Web sites or may pay less for advertising if they do not perceive our ability to track and measure the delivery of advertisements to be reliable. We depend on third parties to provide us with many of these measurement services. If they are unable to provide these services in the future, we would need to perform them ourselves or obtain them from another provider. We could incur significant costs or experience interruptions in our business during the time we are replacing these services. In addition, if successful, legal initiatives related to privacy concerns could also prevent or limit our ability to track advertisements.

Our business may suffer if we have difficulty retaining users on our Web sites.

     Our business and financial results are also dependent on our ability to retain users on our Web sites. In any particular month, many of the visitors to our sites are not registered users and many of our registered users do not visit our sites. We believe that intense competition has caused, and will continue to cause, some of our registered users to seek online entertainment on other sites and spend less time on our sites. It is relatively easy for our users to go to competing sites and we cannot be certain that any steps we take will maintain or improve our retention of users. In addition, some new users may decide to visit our Web sites out of curiosity regarding the Internet and may later discontinue using Internet entertainment services. If we are unable to retain our user base, the demand for advertising on our Web sites may decrease and our revenues may decline.

We must increase our advertising sales department to support our growth.

     We need to increase substantially our advertising sales department in the near future to support our planned growth. On December 31, 1999, our advertising sales department had 23 members. In October 1999, we hired an executive vice president to manage our enhanced sales and marketing efforts and it can take a relatively long time for a sales and marketing manager to begin to achieve desired results. Our ability to increase our sales department and improve its results involves a number of risks and uncertainties, including:

     o strong competition in hiring and retaining advertising sales personnel;

     o our ability to efficiently integrate, train and motivate additional advertising sales and support personnel;

     o our ability to manage an advertising sales organization with offices throughout the United States and in Europe; and

     o the length of time it takes new advertising sales personnel to become productive.

If we do not successfully increase our advertising sales department, our ability to support our planned growth could be impeded.

We face risks associated with international operations.

     We currently operate in the United States, Hungary, Germany and the United Kingdom. We intend to establish a joint venture to expand into Japan, and plan to continue to expand into additional international markets. We anticipate spending significant financial and managerial resources to support these expansions.

     Our business internationally is subject to a number of risks. These include:

     o    linguistic and cultural differences;


     o inconsistent regulations and unexpected changes in regulatory requirements;


     o differing technology standards that would affect the quality of the presentation of our games to our users;


     o    potentially adverse tax consequences;


     o    wage and price controls;


     o    political instability and social unrest;


     o    uncertain demand for electronic commerce;


     o    uncertain protection of our intellectual property rights; and


     o    imposition of trade barriers.


     We have no control over many of these matters and any of them may adversely affect our ability to conduct our business internationally.

Currency fluctuations and exchange control regulations may adversely affect our business.

     Our reporting currency is the United States dollar. Our customers outside the United States, however, are generally billed in local currencies. Our accounts receivable from these customers and overhead assets will decline in value if the local currencies depreciate relative to the United States dollar. To date, we have not tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. Although we may enter into hedging transactions in the future, we may not be able to do so effectively. In addition, any currency exchange losses that we suffer may be magnified if we become subject to exchange control regulations restricting our ability to convert local currencies into United States dollars.

We have limited experience in offering electronic commerce services to our users and we may not be able to successfully compete or effectively manage the growth of our electronic commerce business.

     We have limited experience in providing electronic commerce services to our users. We only recently introduced our online store, shopping.uproar.com, and hired our electronic commerce manager. Some of our competitors may already be in a better position to provide these services to their users because of their greater technological, financial and marketing resources. Also, these competitors may have the support of, or relationships with, important electronic commerce participants, which could adversely affect the extent of support that those electronic commerce market participants would provide to us in the future.

     We carry inventory on the majority of products that we sell on our Web sites. As a result, it will be important to our success in electronic commerce that we accurately predict the changing trends in consumer preferences for the goods sold on our sites and do not overstock unpopular products. If demand for one or more of the products falls short of our expectations, excess inventory and outdated merchandise could accumulate, potentially resulting in reduced merchandise capacity and inventory write-downs due to damage, theft, reduced selling prices and obsolescense. As a consequence, we may be required to take inventory markdowns, which could reduce our gross margins.

     We sell numerous third-party products on our Web sites. With respect to those products, we compete with numerous electronic commerce merchants and the Web sites of companies that manufacture the products we offer. In selling products over the Internet, we also compete with stores and companies that do not distribute their products through the Internet. Many of our Internet and non-Internet competitors are larger than we are, enjoy greater economies of scale than are available to us, have substantially greater resources than we have and may be able to offer more products or more attractive prices than we can.

Risks Associated with Our Advertisers and Strategic Partners

We depend on a small group of advertising customers.

     In the year ended December 31, 1999, MyPoints accounted for 14.2% of our revenues. No other customer accounted for more than 10.0% of our revenues. Our top five customers, in the aggregate, accounted for 39.6% of our revenues during that period. Yahoo! accounted for 20.7% of our 1998 revenues in connection with development services performed in that year. In 1998, our top advertiser, Microsoft Inc. and associated companies, accounted for approximately 11.8% of our total revenues and our top five customers, including Yahoo! and Microsoft, accounted for approximately 44.1% of revenues. If we lose one or more of our top customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our net income will decrease.

Our relationship with Pearson Television may not be successful.

     In January 1999, we entered into an agreement with Pearson Television under which we were granted exclusive rights to provide Internet games in the English language based on the television games Family Feud, Match Game, 100% and Password. Our rights under this agreement will expire in September 2001 unless Pearson elects to extend them. In addition, Pearson may terminate this agreement if Mr. Simon, our Chief Financial Officer, ceases to be employed by us in a senior management capacity. If Pearson terminates or does not renew the agreement, it will have the rights to distribute Internet games either directly or through one of our competitors. Pearson retains the trademark rights for these shows. The termination of this relationship would have a material adverse effect on our business, results of operations and financial condition. Even if Pearson were willing to renew the contract, it may not be willing to do so on terms that are favorable to us. As a result, we might not be able to recover the significant investment of resources and our management's time we made in developing these Internet games.

     As part of our agreement with Pearson, we have guaranteed minimum royalty payments of $200,000 per broadcast year, for two broadcast years, to Pearson pertaining to these Internet games. In the event that one or more of these games is not financially successful for us, we are still obligated to make minimum royalty payments to Pearson.

Risks of Our Business Model

Competition in the online entertainment industry is intense and a failure to adequately respond to competitive pressure could result in lower revenues.

     There are many companies that provide Web sites and online destinations targeted to audiences seeking various forms of entertainment content. All of these companies compete with us for visitor traffic, advertising dollars and electronic commerce sales. This competition is intense and is expected to increase significantly in the future as the number of entertainment-oriented Web sites continues to grow. Our success will be largely dependent upon the perceived value of our content relative to other available entertainment alternatives, both online and elsewhere.

   Increased competition could result in:

     o    price reductions and lower profit margins;

     o    lower advertising rates;

     o    loss of visitors or visitors spending less time on our sites;

     o    reduced page views or advertising impressions; and

     o    loss of market share.

     Many of our existing and potential competitors, in comparison to us, have:


     o    longer operating histories;

     o    greater name recognition in some markets;

     o    larger customer bases; and

     o    significantly greater financial, technical and marketing resources.

     These competitors may also be able to:

     o undertake more extensive marketing campaigns for their brands and services;

     o    adopt more aggressive advertising pricing policies;

     o use superior technology platforms to deliver their products and services; and

     o make more attractive offers to potential employees, distribution partners, product manufacturers, inventory suppliers, advertisers and third-party content providers.

     Our competitors may develop content that is better than ours or that achieves greater market acceptance. Sony Station, for example, currently has the exclusive right to the online versions of the television game shows Jeopardy and Wheel of Fortune and the board game Trivial Pursuit. In addition, new competitors may emerge and acquire significant market share.

     We also compete with traditional forms of media, like newspapers, magazines, radio and television for advertisers and advertising revenue. If advertisers perceive the Internet or our Web sites to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budgets to our Web sites.

Our plans to expand our entertainment business beyond our core game show sites may not be successful.

     Almost all of our experience to date is with online games and game shows. Because we have only limited experience with businesses beyond our core gaming sites, we cannot predict whether we will be able to successfully expand into other online entertainment businesses. Expanding our business will require us to expend significant amounts of capital to be able to contend with competitors that have more experience than we do in these businesses and may also have greater resources to devote to these businesses. Also, our management may have to divert a disproportionate amount of its attention away from our day-to-day core business and devote a substantial amount of time expanding into new areas. If we are unable to effectively expand our business or manage any such expansion, our financial results will suffer and our stock price will decline.

Risks Related to the Internet Industry

Our revenues depend on the continuing growth of the Internet.

     Our future success is dependent on the increased use of the Internet. We cannot assure you that the market for Internet services will continue to grow or become sustainable.

   The Internet may not continue as a viable commercial marketplace because of many factors, including:

     o    the inadequate development of the necessary infrastructure;

     o a lack of development of complementary products such as high speed modems and high speed communication lines; and

     o delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity.

     The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and volume of traffic. We cannot assure you that the Internet infrastructure will be able to support the demands placed on it by this continued growth. In addition to the Internet's uncertain ability to expand to accommodate increasing traffic, critical issues concerning the use of the Internet, including security, reliability, cost, ease of deployment and administration and quality of service, remain unresolved. A number of states, for example, have recently permitted telephone companies to charge increased rates for consumers connecting to the Internet. Concerns regarding these issues may affect the growth of the use of Internet. If the Internet fails to continue as a viable marketplace, or develops more slowly than expected, our growth will slow or stop and our business and financial results will suffer.

We will only be able to execute our business plan if Internet advertising increases.

     Consumer usage of the Internet is relatively new and the success of the Internet as an advertising medium will depend on its widespread adoption. The adoption of Internet advertising, particularly by those entities that have historically relied on traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Advertisers that have traditionally relied on other advertising media may be reluctant to advertise on the Internet. These businesses may find Internet advertising to be less effective than traditional advertising media for promoting their products and services. Many potential advertising and electronic commerce partners have little or no experience using the Internet for advertising purposes. Consequently, they may allocate only limited portions of their advertising budgets to Internet advertising. We expect that revenues from Internet advertising will make up a significant amount of our revenues for the foreseeable future. If the Internet advertising market develops more slowly than we expect, or if we are unsuccessful in increasing our advertising revenues, our revenues will not grow as we expect and our business will suffer.

If we are not able to adapt as Internet technologies and customer demands continue to evolve, we may become less competitive and our business will suffer.

     We must adapt to rapidly evolving Internet technologies by continually enhancing our existing services and introducing new services to address our customers' changing demands. We expect to incur substantial costs in modifying our services and infrastructure and in recruiting and hiring experienced technology personnel to adapt to changing technology affecting providers of Internet services. If we cannot hire the necessary personnel or adapt to these changes in a timely manner or at all, we will not be able to meet our users' demands for increasingly sophisticated entertainment and we will become less competitive. As a result, our revenues would decline and our business will suffer.

Changes in government regulation could adversely affect our business.

     Changes in the legal and regulatory environment that pertains to the Internet could result in a decrease in our revenues and an increase in our costs. New laws and regulations may be adopted. Existing laws may be applied to the Internet and new forms of electronic commerce. New and existing laws may cover issues like:

     o sales and other taxes;

     o pricing controls;

     o characteristics and quality of products and services;

     o consumer protection;

     o cross-border commerce;

     o libel and defamation; and


     o copyright, trademark and patent infringement.


     Customer uncertainty and new regulations could increase our costs and prevent us from delivering our products and services over the Internet. It could also slow the growth of the Internet significantly. This could delay growth in demand for our products and limit the growth of our revenues.

Our games and game shows are subject to gaming regulations that are subject to differing interpretations and legislative and regulatory changes that could adversely affect our ability to grow our business.

     We operate online games of skill and chance that are regulated in many jurisdictions and, in some instances, we reward prizes to the participants. The selection of prize winners is sometimes based on chance, although none of our games requires any form of monetary payment. The laws and regulations that govern our games, however, are subject to differing interpretations in each jurisdiction and are subject to legislative and regulatory change in any of the jurisdictions in which we offer our games. If such changes were to happen, we may find it necessary to eliminate, modify or cancel components of our products that could result in additional development costs and the possible loss of revenue.

User concerns and government regulations regarding privacy may result in a reduction in our user traffic.

     Web sites sometimes place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. Our company and many other Internet companies use cookies for a variety of different reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. In addition, some privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. For example, the European Union recently adopted a privacy directive that may limit the collection and use of information regarding Internet users. These efforts may limit our ability to target advertising or collect and use information regarding the use of our Web sites, which would reduce our revenues. Fears relating to a lack of privacy could also result in a reduction in the number of our users.

If Congress adopts legislation that bans online offshore casino gambling, we will lose revenues derived from some of our advertisers and, if we do not take appropriate measures to comply with the law, may be subject to legal penalties.

     In the year ended December 31, 1999, 12.1% of our revenue was from advertising that promoted offshore casino sites. The Congress of the United States is considering legislation that would render unlawful offshore casino gambling offered online in the United States. If this legislation is enacted in a form similar to the bill pending in Congress, we would need to terminate or modify our current agreements with offshore casino site advertisers, which would result in a corresponding loss of revenue.

     In addition, such legislation could impose penalties on United States-based companies that are deemed to aid in the operation of offshore online casinos or encourage the use of those sites by United States residents. Accordingly, it is possible that we could be liable for criminal or civil penalties if we did not take proper measures to terminate or modify our agreements with online casino sites.

We may be liable for the content we make available on the Internet.

     We make content available on our Web sites and on the Web sites of our advertisers and distribution partners. The availability of this content could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright or trademark infringement. We could also be exposed to liability for third-party content accessed through the links from our sites to other Web sites. We may incur costs to defend ourselves against even baseless claims and our financial condition could be materially adversely affected if we are found liable for information that we make available. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our service to users.

Other Risks Impacting Our Business

We may not effectively manage our growth.

     In order to execute our business plan, we must grow significantly. This growth will place a significant strain on our personnel, management systems and resources. We expect that the number of our employees, including management-level employees, will continue to increase for the foreseeable future. Also, we have recently hired some of our key employees, including our Chief Executive Officer, Chief Operating Officer, Executive Vice President of Product Marketing, Executive Vice President of Sales and Marketing and Executive Vice President of Merchandising. These individuals do not have significant experience working with us or together as our management team.

     We must continue to improve our operational and financial systems and managerial controls and procedures. We will need to continue to expand, train and manage our workforce. We anticipate expanding our team of financial management personnel and are currently attempting to recruit a Chief Financial Officer. We must also maintain close coordination among our technical, accounting, finance, marketing, sales and editorial organizations. If we do not effectively manage this growth, we will not be successful in executing our business plan.

The loss of our key personnel would impede our future success, and we may have difficulty attracting and retaining highly-skilled employees.

     Our future success depends, in part, on the continued service of our key management personnel, particularly Kenneth D. Cron, our Chairman of the board of directors and Chief Executive Officer, and Christopher R. Hassett, our President and Chief Operating Officer. Our future success also depends on our ability to attract, retain and motivate highly-skilled employees. Competition for employees in our industry is intense. We may be unable to attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly-skilled employees with appropriate qualifications. The employment agreements that we have with our key management personnel provide for at-will employment and any of our management personnel can terminate their employment with us at any time. The loss of the services of these individuals or other key employees, and the failure to attract and retain other highly qualified employees, would have a material adverse effect on our ability to continue to develop and effectively manage our business. We do not maintain key person life insurance policies on any of our key management personnel.

The technical performance of our Web sites is critical to our business and to our reputation.

     The computer systems that support our Web sites are largely designed and maintained by us at significant expense. We may not be able to successfully design and maintain our systems in the future. We also license communications infrastructure software that we utilize in Uproar 2000 from Tibco Software, Inc. The license agreement with Tibco does not contain a defined termination date. If the Tibco license is terminated, we would likely suffer a disruption in our business and a replacement system could be difficult to identify and obtain. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our Web sites, could result in reduced user traffic and reduced revenue. We have in the past experienced slower response times and interruptions in service because of equipment or software down time related to the high volume of traffic on our Web sites and our need to deliver frequently updated information to our users. We cannot assure you that we will be able to expand our systems to adequately accommodate our growing user base. We could also be affected by computer viruses, electronic break-ins from unauthorized users, or other similar disruptions or attempts to penetrate our online security systems. Any secure provider system disruption or failure, security breach or other damage that interrupts or delays our operations could harm our reputation and cause us to lose users, advertisers and sponsors and adversely affect our business and operations.

     We currently maintain production servers in New York City and London and plan to include a facility in California in the future. Our domestic data centers are operated at facilities provided by Level 3 Communications and Digital Telemedia. Our London data center is operated by PSI Net. Our operations depend on these facilities' ability to protect their and our systems against damage from fire, power loss, water, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Any disruption in the Internet access provided by our servers could have a material adverse effect on our ability to deliver high-quality content to, and produce fast response times for, our users.

     Our users depend on Internet service providers, online service providers and other Web site operators for access to our Web sites. These providers have had interruptions in their services for hours and, in some cases, days, due to system failures unrelated to our systems. Any future interruptions would be beyond our control to prevent and could harm our reputation and adversely affect our business.

We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others.

     We do not currently maintain patents on our technology and others may be able to develop similar technologies in the future. We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others to protect our intellectual property rights. Unauthorized use of our intellectual property by third parties may adversely affect our business and our reputation. It may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. Our multi-user games run on proprietary software systems developed by us at significant expense. Nonetheless, we do not maintain patents on our technology and others may be able to develop similar technologies in the future.

     We cannot be certain that our products do not or will not infringe valid patents, copyrights, trademarks or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. Disputes concerning the ownership of rights to use intellectual property could be costly and time consuming to litigate, may distract management from other tasks of operating our business, and may result in our loss of significant rights and the loss of our ability to effectively operate our business.

Any joint ventures, acquisitions and alliances we make could be disruptive to our business and be dilutive to our investors.

     As part of our business strategy, we pursue alliances or joint ventures with, and may attempt to acquire, complementary businesses, technologies, services or products, some of which may be significant. We recently agreed to establish a joint venture to produce a local language version of our flagship entertainment site, uproar.com, in Japan. These relationships may require significant management attention and, in some cases, additional working capital. If we form a joint venture with or acquire a company, we could have difficulty in assimilating its operations and assimilating and retaining its key personnel. These difficulties could disrupt our business and disrupt our management and employees.

     It may also be necessary for us to raise additional funds to finance future transactions. Any equity or debt financings, if available at all, may adversely impact our operations and, in the case of equity financings, may result in dilution to existing stockholders.

We cannot predict our future capital needs and we may not be able to secure additional financing.

     We will likely need to raise additional funds in the future. Any required additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to:

     o fund our expansion;

     o successfully promote our brand;

     o develop or enhance our services;

     o respond to competitive pressures; or

     o take advantage of acquisition opportunities.

     If additional funds are raised by our issuing additional equity securities, stockholders may experience dilution of their ownership interest and, if approved by our stockholders, the newly issued securities could have rights superior to those of the shares of common stock sold in this offering. If additional funds are raised by our issuing debt, we may be subject to limitations on our operations.

Our stock price has experienced, and is likely to continue to experience, extreme price and volume fluctuations.

     Following this offering, the price at which our common stock will trade is likely to be highly volatile. The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. We cannot predict the extent to which investor interest will lead to the development of an active trading market in the United States or how liquid that market might become. As a result, investors in our common stock may experience a significant decrease in the value of their common stock regardless of our operating performance or prospects.

If our stock price is volatile, we may become subject to securities litigation which is expensive and could result in a diversion of resources.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Many companies in the Internet industry have been subject to this type of litigation in the past. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources.

We may use the proceeds of this offering ineffectively or in ways with which you may not agree.

     Our management will have significant flexibility in applying the net proceeds of this offering as well as over the timing of our expenditures. You may disagree with the way our management decides to spend these proceeds. If we do not apply the funds we receive effectively, our accumulated deficit will increase and we may lose significant business opportunities.

Shares eligible for public sale after this offering could adversely affect our stock price.

     The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Our charter documents and Delaware law may inhibit a takeover that stockholders may consider favorable.

     Provisions in our charter and bylaws may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

You will suffer immediate and substantial dilution.

     The initial public offering price per share in the United States will significantly exceed our pro forma net tangible book value per share as of December 31, 1999 of $2.04. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution of their investment.

We do not plan to pay dividends in the foreseeable future, and, as a result, stockholders will need to sell shares to realize a return on their investment.

     We have not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, you will need to sell your shares of common stock in order to realize a return on your investment and you may not be able to sell your shares at or above the price you paid for them.

                    FORWARD LOOKING STATEMENTS; MARKET DATA

     Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere are forward-looking statements that are not based on historical facts. These forward-looking statements are usually accompanied by words such as "believes," "anticipates," "plans," "expects" and similar expressions. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."


     This prospectus contains information concerning Uproar and the Internet market generally. Some of this information is forward-looking in nature and is based on a variety of assumptions regarding the ways in which this market will develop. These assumptions have been derived from information currently available to us and to the third party market observers quoted herein, including Media Metrix, IDC and Forrester Research. They include the following general underlying expectations:


   o no catastrophic failure of the Internet will occur;

   o the number of people online and the total number of hours spent online will increase significantly over the next five years;

   o government regulations will not prohibit or materially and adversely affect our business;

   o the total value of online advertising and electronic commerce will increase significantly over the next five years; and

   o Internet security and privacy concerns will be adequately addressed.

     If any one or more of the foregoing assumptions is incorrect, actual market results may differ from those predicted. While we do not know what impact these differences may have on our business, our future business, results of operations and financial condition, and the market price of our shares of common stock may be materially adversely impacted.
                               ----------------
     Some of the Internet usage data presented in this prospectus is derived from statistics published by Media Metrix, an independent provider of Web measurement services. Media Metrix draws its data from a sample of over 50,000 Web users that have installed a tracking meter on the computers they use to access the Web, including those in their places of residence and places of work. The meter records computer activity by individual, by date, time and duration and page-by-page viewing of the Web. If the computer has been inactive for more than 30 minutes the meter requires users to indicate again who is at the computer. Media Metrix defines "unique visitors per month" as the actual number of unduplicated users who visit a given Web site or group of sites at least once in a given month, and "average minutes per usage day" as the average number of minutes spent on the site or category during the day, per visiting person.

                          PRICE RANGE OF COMMON STOCK


     Global instrument certificates, or GICs, representing interests in our common stock, were approved for trading on the Sonstiger Handel of the Vienna Stock Exchange between September 19, 1997 and November 30, 1999. From September 19, 1997 until December 31, 1998, the GICs were quoted in Austrian Schillings, or ATS, and from January 1, 1999 until November 30, 1999, the date on which we withdrew from the trading facility for the GICs provided by the Vienna Stock Exchange, the GICs were quoted in euros. The following table sets forth, for the periods indicated, the high and low sale prices as originally reported by the Vienna Stock Exchange and as converted into United States dollars, for the GICs. All prices have been adjusted to reflect a 2-for-1 split of our common stock effected February 18, 2000. Conversions into United States dollars are calculated using the noon buying rate, per United States $1.00, for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York on the date each relevant price was quoted.


                                                   Highest Reported Price
                                       ----------------------------------------------
                                                         As converted     Conversion
                                        As reported    to U.S. dollars       Rate
                                       -------------  -----------------  ------------
1997
 Fourth Quarter (from September 19)  ATS 21.50           $  1.72             12.5
1998
 First Quarter                       ATS 19.75           $  1.54             12.8
 Second Quarter                          27.50              2.22             12.4
 Third Quarter                           35.75              2.86             12.5
 Fourth Quarter                         110.00              9.32             11.8
1999
 [GRAPHIC OMITTED]
 First Quarter                           12.94            $ 14.60           0.886
 Second Quarter                          15.50             16.51            0.939
 Third Quarter                           13.30             13.57            0.980
 Fourth Quarter (until November 30)      16.50             16.63            0.992




                                                   Lowest Reported Price
                                       ---------------------------------------------
                                                         As converted     Conversion
                                        As reported    to U.S. dollars       Rate
                                       -------------  -----------------  -----------
1997
 Fourth Quarter (from September 19)      ATS 18.75         $  1.52           12.3
1998
 First Quarter                           ATS 19.23         $  1.50           12.8
 Second Quarter                              21.75            1.67           13.0
 Third Quarter                               26.25            2.05           12.8
 Fourth Quarter                              32.13            2.80           11.5
1999
[GRAPHIC OMITTED]
 First Quarter                                8.70         $ 10.05            0.866
 Second Quarter                              13.00           13.58            0.957
 Third Quarter                                8.60            9.10            0.945
 Fourth Quarter (until November 30)          10.00           10.71            0.934




     Our common stock was approved for trading on the European Association of Securities Dealers' Automated Quotation system, or EASDAQ, on July 8, 1999. The following price table sets forth, for the periods indicated, the high and low sale prices, as originally reported by EASDAQ and as converted into United States dollars, for our common stock. All prices have been adjusted to reflect a 2-for-1 split of our common stock effected February 18, 2000. Conversions into United States dollars are calculated using the noon buying rate, per United States $1.00, for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York on the date each relevant price was quoted. On February 22, 2000, the last reported price of our common stock on EASDAQ was
[GRAPHIC OMITTED]
 34.00, or $34.20. The noon buying rate for February 22, 2000 was


[GRAPHIC OMITTED]
 0.994 per United States $1.00.

                                                  Highest Reported Price
                                      ----------------------------------------------
                                                        As converted     Conversion
                                       As reported    to U.S. dollars       Rate
                                      -------------  -----------------  ------------
1999
[GRAPHIC OMITTED]
 Third Quarter (from July 8)          13.60          $ 13.88            0.980
 Fourth Quarter                       25.78           25.99             0.992
2000
 First Quarter (until February 22)    35.00           34.48             1.015




                                                  Lowest Reported Price
                                      ---------------------------------------------
                                                        As converted     Conversion
                                       As reported    to U.S. dollars       Rate
                                      -------------  -----------------  -----------
1999
[GRAPHIC OMITTED]
 Third Quarter (from July 8)           9.25          $ 9.63             0.961
 Fourth Quarter                       10.00          10.71              0.934
2000
 First Quarter (until February 22)    19.90          19.38              1.027



     The liquidity and trading patterns of securities quoted on the Vienna Stock Exchange and EASDAQ may be substantially different from those of securities quoted on the Nasdaq National Market. EASDAQ is a relatively new quotation system and we are one of only a small number of issuers that quotes its shares on EASDAQ. Historical trading prices, therefore, may not be indicative of the prices at which our common stock will trade in the future.

                                USE OF PROCEEDS


     The net proceeds we will receive from the sale of the common shares offered by us are estimated to be $110.4 million, assuming an initial public offering price in the United States of $34.20 per share, the last reported sale price of our common stock on EASDAQ on February 22, 2000, and after deducting the estimated underwriting discount and offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds will be $127.2 million.

     We intend to use the proceeds of this offering in the following ways:

     o approximately $58.5 million to fund our marketing activities;

     o approximately $9.9 million to expand our advertising sales force;

     o approximately $13.3 million to enhance our products and services;

     o approximately $12.2 million to expand our business internationally;

     o approximately $8.8 million to enter into distribution and affiliate arrangements with other Web sites; and

     o approximately $7.7 million for general corporate purposes.


     In addition, as part of our strategy, we seek to enter into alliances or joint ventures with, and may acquire, complementary businesses, technologies, services or products, some of which may be significant. We may use some of the net proceeds for these alliances, joint ventures or acquisitions. We currently do not have commitments or agreements with respect to any such transactions.


     Actual expenditures may vary substantially from these estimates. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, marketing and sales activities and the growth of our distribution and affiliate arrangements. We may find it necessary to use portions of the proceeds for other purposes.


     Until this money is used, we intend to invest the net proceeds in short-term, interest-bearing securities.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:


   o on an actual basis;

   o on a pro forma basis after giving effect to the sale of 1,265,372 additional shares of our common stock at $19.76 per share on February 2, 2000 and the application of the net proceeds of that sale; and


   o on a pro forma as adjusted basis to reflect our sale of 3,500,000 shares of common stock at an assumed initial public price in the United States of $34.20 per share, after deducting underwriting discounts and the estimated offering expenses payable by us, and the application of the net proceeds of that sale.


     You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.



                                                                As of December 31, 1999
                                                       -----------------------------------------
                                                                                      Pro Forma
                                                          Actual       Pro Forma     As Adjusted
                                                       ------------   -----------   ------------
                                                             (in thousands)
   Cash and cash equivalents .......................    $  15,136      $  40,131     $ 150,551
                                                        =========      =========     =========
   Capital lease obligations .......................    $     154      $     154     $     154
   Stockholders' equity:
     Shares of preferred stock, $.01 par value;
      48,000,000 shares authorized, none issued and
      outstanding, actual and as adjusted ..........           --             --            --
     Shares of common stock, $.05 par value;
      112,000,000 shares authorized; 23,971,948
      shares issued and outstanding (actual);
      25,237,320 shares issued and outstanding (pro
      forma); 28,737,320 shares issued and outstand-
      ing (pro forma as adjusted) ..................        1,199          1,262         1,437
     Additional paid-in capital ....................       85,193        110,125       220,370
     Accumulated other comprehensive loss ..........          (38)           (38)          (38)
     Accumulated deficit ...........................      (49,150)       (49,150)      (49,150)
                                                        ---------      ---------     ---------
     Total stockholders' equity ....................       37,204         62,199       172,619
                                                        ---------      ---------     ---------
     Total capitalization ..........................    $  37,358       $ 62,353     $ 172,773
                                                        =========      =========     =========



     The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999. It does not include:

   o 5,904,408 shares subject to options outstanding as of December 31, 1999 at a weighted average exercise price of $8.52 per share; and


   o 525,000 shares subject to the underwriters' over-allotment option.

                                   DILUTION


     Our pro forma net tangible book value as of December 31, 1999 was $51.5 million, or $2.04 per share of our common stock. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at that date assuming the sale of 1,265,372 additional shares of our common stock at approximately $19.76 per share after deducting related expenses. Assuming our sale of the 3,500,000 shares offered in this offering at an assumed initial public offering price in the United States of $34.20 per share and after deducting underwriting discounts and estimated offering expenses, and the application of the estimated net proceeds, our pro forma net tangible book value as of December 31, 1999 would have been $162.0 million, or $5.64 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $3.60 per share to existing stockholders and an immediate dilution of $28.56 per share to new investors. The following table illustrates this per share dilution:





Assumed initial public offering price in the United States per share .......                 $  34.20
   Pro Forma net tangible book value per share as of December 31, 1999 .....   $ 2.04
   Increase attributable to new investors ..................................    3.60
                                                                               ------
Pro Forma net tangible book value per share after the offering .............                     5.64
                                                                                             --------
Dilution per share to new investors ........................................                 $  28.56
                                                                                             --------


     These tables summarize on a pro forma basis, as of December 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors:





                                      Shares Purchased           Total Consideration
                                  ------------------------   ---------------------------    Average Price Per
                                     Number       Percent         Amount        Percent           Share
                                  ------------   ---------   ---------------   ---------   ------------------
Existing stockholders .........   25,237,320        87.8%     $114,431,638        48.9%          $ 4.53
New investors .................    3,500,000        12.2       119,700,000        51.1            34.20
                                  ----------       -----      ------------       -----           ------
   Total ......................   28,737,320       100.0%     $234,131,638       100.0%          $ 8.15
                                  ==========       =====      ============       =====           ======



     Total consideration includes non-cash proceeds of $24.7 million.

     These tables and calculations do not include:

   o the exercise of 5,904,408 stock options outstanding as of December 31, 1999 at a weighted average exercise price of $8.52; and


   o 525,000 shares subject to the underwriters' over-allotment option.

                     SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to these statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1998 are derived from our consolidated financial statements, which have been audited by KPMG Hungaria Kft., independent accountants, and the selected consolidated statement of operations for the year ended December 31, 1999 and the consolidated balance sheet as of December 31, 1999 are derived from our consolidated financial statements, which have been audited by KPMG LLP, independent accountants, and are included in this prospectus. The selected consolidated statement of operations data for the period ended December 31, 1995 and for the year ended December 31, 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our consolidated audited financial statements not included in this prospectus.





                                             Period ended
                                             December 31,
                                                 1995
                                            --------------
Statement of Operations Data:
 Revenues ................................    $   43,365
 Cost of revenues ........................            --
                                              ----------
 Gross profit ............................        43,365
 Operating expenses:
  Sales and marketing ....................            --
  Product and technology development .....        33,190
  General and administrative .............        70,182
  Amortization of intangible assets ......            --
                                              ----------
 Loss from operations ....................       (60,007)
 Foreign exchange gain (loss) ............        (2,233)
 Other income (expense), net .............         4,326
 Provision for income taxes . ............            --
                                              ----------
 Net loss ................................    $  (57,914)
                                              ==========
 Basic and diluted net loss
  per share ..............................    $    (0.05)
                                              ==========
 Weighted average number of common
  shares outstanding .....................     1,138,356
                                              ==========
 Pro forma basic and diluted net loss per
  share ..................................    $     (.02)
 Pro forma weighted average number of
  shares outstanding .....................     2,403,728


                                                                    Year Ended December 31,
                                            -----------------------------------------------------------------------
                                                  1996              1997               1998              1999
                                            ---------------  -----------------  -----------------  ----------------
Statement of Operations Data:
 Revenues ................................    $    59,698      $     348,709      $   1,632,969     $  10,391,527
 Cost of revenues ........................        (40,781)          (216,586)          (760,376)       (2,533,294)
                                              -----------      -------------      -------------     -------------
 Gross profit ............................         18,917            132,123            872,593         7,858,233
 Operating expenses:
  Sales and marketing ....................        166,806          1,087,058          3,770,866        28,065,956
  Product and technology development .....        389,346            772,744            849,486         3,701,393
  General and administrative .............        187,362          2,092,394          2,327,720         8,919,011
  Amortization of intangible assets ......             --                 --              9,303         6,086,198
                                              -----------      -------------      -------------     -------------
 Loss from operations ....................       (724,597)        (3,820,073)        (6,084,782)      (38,914,325)
 Foreign exchange gain (loss) ............         49,946            (85,439)            57,401          (119,996)
 Other income (expense), net .............        (27,829)            82,349            205,751           337,680
 Provision for income taxes . ............         (4,909)            (5,582)            (9,020)          (28,000)
                                              -----------      -------------      -------------     -------------
 Net loss ................................    $  (707,389)     $  (3,828,745)     $  (5,830,650)    $ (38,724,641)
                                              ===========      =============      =============     =============
 Basic and diluted net loss
  per share ..............................    $     (0.17)     $       (0.42)     $       (0.40)    $       (1.77)
                                              ===========      =============      =============     =============
 Weighted average number of common
  shares outstanding .....................      4,258,084          9,034,928         14,697,112        21,909,456
                                              ===========      =============      =============     =============
 Pro forma basic and diluted net loss per
  share ..................................    $     (0.13)      $      (0.37)      $      (0.37)     $      (1.67)
 Pro forma weighted average number of
  shares outstanding .....................      5,523,456         10,300,300         15,962,484        23,174,828


                                                                                    December 31,
                                                              --------------------------------------------------------
                                                               1995      1996        1997         1998         1999
                                                              ------   --------   ----------   ----------   ----------
                                                                                   (in thousands)
Balance Sheet Data:
 Cash and cash equivalents ................................    $ 48     $  268     $ 2,342      $ 7,036      $15,136
 Working capital ..........................................      82       (261)      2,405        6,444       18,555
 Total assets .............................................     122        422       3,071        9,111       42,816
 Total indebtedness, including current maturities .........      --        512          --           41          154
 Total stockholders' equity ...............................      95       (163)      2,782        7,727       37,204

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the notes to those statements and other financial information appearing elsewhere in this prospectus.

Overview

     We are a leading online entertainment destination. Through our network of Web sites, we provide online game shows and interactive single- and multi-player games that appeal to a broad audience. Our business was originally formed in February 1995 as E-Pub Services Limited, a corporation organized under the laws of Ireland. From February 1995 through July 1997, we focused on developing our technology, raising capital and recruiting personnel and did not generate significant revenues. In July 1997, we formed Uproar Ltd., a corporation organized under the laws of Bermuda, which became the parent of E-Pub Services Limited. In September 1997, we launched our Web sites uproar.com and uproar.co.uk. Uproar Inc. was incorporated in Delaware on December 16, 1999. On January 26, 2000, Uproar Ltd. redomesticated from Bermuda to Delaware and was merged with Uproar Inc. on January 27, 2000.

     We have only a limited operating history for you to use as a basis for evaluating our business. You must consider the risks and difficulties frequently encountered by early stage companies like ours in new and rapidly evolving markets, including the Internet advertising market.

     We are subject to industry trends that affect Internet providers generally, including seasonality and user inactivity. User traffic on Web sites has typically declined during the summer and year-end vacation and holiday periods. We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third quarters of each year.


     We have incurred net losses and negative cash flows from operations since our inception. At December 31, 1999, we had an accumulated deficit of 49.1 million. These losses have been funded primarily through the issuance of shares of our equity securities. On July 8, 1999, we raised approximately $30.3 million through the issuance of 2,832,000 shares of our common stock which presently trade on EASDAQ. In January 1999, we raised an aggregate of approximately $9.6 million through two private issuances of 1,043,360 shares of our common stock. On February 2, 2000, we raised approximately $25.0 million through the sale of 1,265,372 shares of our common stock to a strategic investor.


     We intend to continue to invest heavily in marketing and brand development, content enhancement and technology and infrastructure development. As a result, we believe that we will continue to incur net losses and negative cash flows from operations for the foreseeable future. Moreover, the rate at which these losses will be incurred may increase from current levels.

Advertising Revenues

     Since July 1997, substantially all of our revenues have been derived from the sale of online advertising. In December 1999, we also began to derive revenues from our online affinity merchandising program.

     Our advertising revenues are predominantly derived from:

   o advertising arrangements under which we receive revenues based on the number of times an advertisement is displayed on our services, commonly referred to as cost per thousand impressions, or CPMs.

     We also derive revenues from:

   o sponsorship arrangements under which advertisers sponsor a game show, game or portion of one of our Web sites in exchange for which we receive a fixed payment;

   o strategic partner arrangements under which our strategic partners offer co-branded versions of our games on their Web sites and display advertising in connection with the use of the games, in return for which we receive revenues from the related advertising; and

   o advertising arrangements under which we receive revenues based on the number of times users click on an advertisement displayed on our services, commonly referred to as cost per click, or CPCs.

     Our revenues from advertising are therefore affected by:

   o the number of unique users visiting our Web sites during a given period;


   o the amount of time that users actually spend on our Web sites, commonly referred to as the "stickiness" of our sites;

   o the number of advertisements delivered to a user while on our Web sites;


   o our ability to target user audiences for our advertisers; and

   o the success of our strategic partnerships.

We intermittently rotate advertisements on the pages of our Web sites where our users tend to spend long amounts of time. As a result, we believe a more accurate measurement of our potential to generate advertising revenue is the number of unique users that visit our sites and the amount of time they spend on our sites, rather than the number of registered users or page views.

     We price our advertisements based on a variety of factors, including:

     o whether payment is dependent upon guaranteed minimum impression or click levels;

     o whether the advertising is targeted to specific audiences; and

     o the available inventory of impressions or clicks associated with a specific game or game show that will display the specific advertisement.

     Since we are able to vary the size of advertising banners we display on a single page, we are able to charge more for "super-sized" banners than for more traditional banners.

     We recognize advertising revenues which are priced on a cost per thousand impression, or CPM, basis as the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. To the extent minimum guaranteed impression levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved. We recognize advertising revenues derived on a cost per click, or CPC, basis as users click or otherwise respond to the advertisements. To the extent minimum guaranteed click levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved. In the case of contracts requiring actual sales of advertised items, we may experience delays in recognizing revenues pending receipt of data from that advertiser.

     We recognize sponsorship advertising revenue ratably in the period in which the sponsor's advertisement is displayed and costs associated with customizing the advertisements received from sponsors are expensed as incurred. We recognize revenues from our strategic partner arrangements ratably in the period in which our games are displayed on a third party's Web site. In those situations where we are responsible for selling the advertising, billing and collections, we record the advertising revenues, and payments to our strategic partners are recorded as cost of revenues. We are obligated to pay our strategic partners their fee regardless of whether we ultimately collect the advertising revenue. In those situations where our strategic partners are responsible for selling the advertising, billing and collections, we recognize revenue only to the extent of our share of net revenues.

     If a payment is received prior to the time that we recognize revenue, we record that payment as deferred revenues.


Barter

     We also engage in barter transactions in an effort to enhance our marketing efforts and improve our reach to potential new users. Under these arrangements, we deliver game content, including prizes, to a third party, or display on our Web sites advertisements promoting the third party's goods and services in exchange for its agreement to run advertisements promoting our Web sites. Revenues and costs from barter arrangements are recorded at the estimated fair value of the advertisements or services we provide, unless the fair value of the goods or services we receive can be determined more objectively. We recognize barter revenue at the time we deliver the third party's advertisement or product to our users. We recognize barter costs when our advertisements are displayed by the third-party to its users. Barter costs are recorded either as sales and marketing expenses or as costs of revenue. The breakdown of costs is dependent upon the nature of the goods or services received by the third party. Although our revenues and related costs will be equal at the conclusion of the barter transaction, the amounts may not be equal in any particular quarter. Barter revenues were approximately 22.4% and 13.6% of revenues for the years ended December 31, 1998 and 1999, respectively. We anticipate that barter revenues will account for a decreasing percentage of our revenues in the future.


Online Affinity Merchandising Revenues

     We expect to generate electronic commerce revenues from our recently introduced online affinity merchandising program. These revenues are derived from the sale of products directly by us to our users and, to a lesser extent, from the associated shipping and handling fees. Revenues and cost of goods from the sales of products are recognized at the time of shipment from our warehouse or directly from the supplier. Although revenues from our online affiliate merchandising program have been insignificant to date, we anticipate that these revenues will contribute a greater percentage of our revenues in the future.

Acquisition of PrizePoint

     In June 1999, we acquired PrizePoint Entertainment Corporation for a total of 2,444,320 shares of common stock and the assumption of 62,040 options exercisable into an additional 124,080 shares of our common stock. The acquisition was accounted for as a pooling-of-interests.

Pearson Agreement

     In January 1999, we entered into an agreement with Pearson Television under which Pearson acquired 2,000,000 shares of our common stock in exchange for intangible assets, advertising services to be provided over a thirty-month period commencing April 1, 1999, and cash of $124,599. We recorded the $16.7 million difference between the value of the shares issued and the fair value of the advertising services and cash received as an intangible asset on our balance sheet to be amortized over the 33-month life of the agreement. The $8.0 million advertising contribution was recorded as a pre-paid advertising asset that is being amortized over the period the ads are being shown, from April 1999 through September 2001.

     Under our agreement with Pearson, we have the obligation to pay Pearson a royalty for the rights and license to use the licensed game show formats, equal to a percentage of gross advertising and other revenue generated from the use of the licensed games. Additional royalties are due to Pearson for a percentage of net revenues generated by the licensed game shows, subject to a mimimum of $200,000 per broadcast year. The initial payment made in July 1999, which relates to the broadcast year from September 1999 to September 2000, was recorded as a prepayment and $50,000 was expensed in cost of revenues in the fourth quarter of 1999.

     The intangible assets recorded as a result of the transaction with Pearson represent the benefits of the association with Pearson during the length of the agreement, or thirty-three months, resulting from the use of Pearson's intellectual property and our association with them. The market value of the common stock issuable to Pearson was determined based upon the share price quoted on the Vienna Stock Exchange at the date the agreement was signed. The intangible assets were valued as the difference between the value of the shares issued and the fair value of the advertising services received. The fair value of the advertising services received was based on rate card information provided by Pearson and our estimate of the value of the advertising and promotional services. During the year ended December 31, 1999, amortization of intangible assets totaled $6.1 million and amortization of prepaid advertising services amounting to $1.3 million was recorded as advertising expense.

     Should Pearson meet discernible television distribution targets between September 1999 and August 2000 for its game shows in the United States, we will issue 400,000 additional shares of our common stock and, if Pearson meets further targets between September 2000 and August 2001, we will issue an additional 400,000 shares of our common stock. We have not included the financial impact of the issuance of any of the additional shares in our statement of operations for the year ended December 31, 1999 because we do not, at this time, believe that the achievement of these targets by Pearson is probable since the relevant game shows are not being syndicated by Pearson.

Cable & Wireless Agreement

     In December 1999, we entered into an agreement with Cable & Wireless, the largest cable television franchise owner in the United Kingdom. The agreement provides for Cable & Wireless to display up to 14 Uproar game shows on an Interactive service offered via its digital cable television, which Cable & Wireless launched in October 1999.

     We pay Cable & Wireless a fee, for which Cable & Wireless guarantees placement within the service, which is accounted for in cost of revenues. The agreement provides that Cable and Wireless is entitled to additional fees equal to a percentage of net advertising and sponsorship revenue generated through the sale of advertising associated with our games placed in Cable & Wireless's digital interactive service. Such amounts are accounted for in cost of revenues. Sales, marketing and product and technology development costs are borne by us and recognized in the period incurred. To the extent that this arrangement generates revenues, our net revenue would increase accordingly. As of January 31, 2000, we have not recorded any revenue from this agreement.

Telefonica Agreement

     In September 1999, we entered into an agreement with Telefonica Interactiva de Contenidos, a Spanish corporation, to establish and develop our products and the Uproar media property in the Spanish and Portuguese languages.

     Revenues generated in connection with the Telefonica deal consist of fees for exclusivity of distribution and for development and support obligations we have assumed. We performed our obligations under the contract for the fourth quarter of 1999 and, accordingly, recognized $125,000 of revenue in the fourth quarter of 1999. Telefonica is also required to pay a royalty based on net advertising and sponsorship revenue it generates through the sale of advertising on Web sites, including our games, during the term of the agreement. Advertising revenue will be recognized for this advertising and sponsorship revenue during the period in which the advertising is delivered. No such revenue has been recorded through December 31, 1999. Sales and marketing costs are borne by Telefonica. Product and technology development costs associated with the agreement are our responsibility and are recorded in the period the costs are incurred.

Recent Strategic Investor


     On February 2, 2000, we completed the sale of 1,265,372 shares of our common stock to Trans Cosmos USA, Inc. for approximately $25.0 million. We intend to establish a joint venture with Trans Cosmos to produce a local language version of our flagship site, uproar.com, in Japan. Under the proposed terms of the agreement, we would contribute our intellectual property to the joint venture along with $500,000 in cash, and Trans Cosmos would contribute $4.5 million in cash. In addition, we would receive an annual license fee from the joint venture.


Results of Operations

Year Ended December 31, 1999 and 1998

Revenues

     Revenues for the year ended December 31, 1999 increased to $10.4 million from $1.6 million for the year ended December 31, 1998. The increase in revenues was primarily due to our ability to generate significantly higher advertising and sponsorship revenues, primarily as a result of:


   o expanding our sales department;

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

   o increasing the number of impressions available on our sites by adding game shows;

   o increasing our number of unique users, which has enabled us to deliver an increased level of advertising impressions; and

   o increasing our branding and marketing efforts.


     During the year ended December 31, 1999, we derived revenues of approximately $1.4 million or 13.6% of revenues, from barter transactions. During the year ended December 31, 1998, we derived $365,000, or 22.4% of revenues, from barter transactions.


     In the year ended December 31, 1999, only one advertiser, MyPoints, which accounted for 14.2% of our revenues, accounted for more than 10.0% of our revenues.

Cost of Revenues. Cost of revenues include:

     o Internet connection costs;

     o prizes;

     o depreciation of equipment and software used to host our sites;

     o royalties relating to our co-branded properties with our strategic partners; and

     o costs of goods sold in our affinity merchandising program.

     Cost of revenues relating to our strategic partner arrangements are recorded as an expense in the period in which the related revenues are recorded. Minimum distribution payments, where applicable, are recorded ratably over the period of the relevant agreement.

     Cost of revenues for the year ended December 31, 1999 increased to $2.5 million from $760,000 for the year ended December 31, 1998. The increase in cost of revenues was primarily attributable to $846,000 related to expenses associated with prizes, $824,000 related to Internet connection costs, depreciation costs of equipment and software of $600,000 and $250,000 of royalties. Our gross profit increased to $7.9 million for the year ended December 31, 1999 from $873,000 for the year ended December 31, 1998.

Operating Expenses

     Sales and Marketing. Sales and marketing expenses consist primarily of:

     o advertising costs, including the costs of online and print advertisements;

     o salaries and commissions for sales and marketing personnel;

     o public relations costs;

     o referral fees in connection with acquisition of new users through our affiliate program; and

     o other marketing-related expenses.

     Sales and marketing expenses for the year ended December 31, 1999 increased to $28.1 million from $3.8 million for the year ended December 31, 1998. The increases in sales and marketing expenses were primarily attributable to $22.7 million in advertising, public relations and other promotional expenditures, and $2.7 million in salaries and commissions for sales and marketing personnel. We believe that sales and marketing expenses will continue to increase in absolute dollars for the foreseeable future as we:

     o continue our branding strategy;

     o continue to expand our direct sales force;

     o hire additional marketing personnel; and

     o increase expenditures for marketing and promotion.

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

   Product and Technology Development. Product and technology development expenses include:

     o personnel costs for computer software and Web site programmers, designers, editors and project managers;

     o fees paid to writers and graphic artists; and

     o the administrative costs relating to our product development facilities.

     Product development expenses for the year ended December 31, 1999 increased to $3.7 million from $850,000 for the year ended December 31, 1998. The increase in product development expenses was primarily attributable to increased staffing levels required to develop proprietary software components used to create our service. We have, to date, expensed all product development costs as incurred. We believe that increased investments in new and enhanced features and technology are critical to attaining our strategic objectives and remaining competitive. Accordingly, we intend to continue recruiting and hiring experienced product development personnel and to make additional investments in product development. We anticipate that product expenditures will continue to increase in absolute dollars in future periods.

     General and Administrative. General and administrative expenses consist primarily of:

     o salaries and benefits;

     o fees for professional services;

     o insurance and recruiting fees; and

     o costs for general corporate functions, including finance, accounting and facilities.

     General and administration expenses for the year ended December 31, 1999 increased to $8.9 million from $2.3 million for the year ended December 31, 1998. The increase was primarily attributable to $2.1 million in professional fees, $2.6 million in salaries and benefits associated with hiring of additional personnel and $812,000 in travel-related costs.

Year Ended December 31, 1998 and 1997

Revenues

     Revenues increased to $1.6 million for the year ended December 31, 1998 from $349,000 for the year ended December 31, 1997. The increase in revenues was due primarily to our ability to generate higher advertising and sponsorship revenues. In the year ended December 31, 1998, two of our customers, Yahoo! and Microsoft, each accounted for greater than 10.0% of our revenues. Yahoo! and Microsoft accounted for 20.7% and 11.8% of our revenues, respectively, for the year ended December 31, 1998.

Cost of Revenues

     Cost of revenues increased to $760,000 for the year ended December 31, 1998 from $217,000 for the year ended December 31, 1997. The increase in cost of revenues was primarily attributable to $243,000 related to Internet connection costs, and $225,000 associated with prizes and depreciation costs of equipment and software of $127,000.

Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased to $3.8 million for the year ended December 31, 1998 from $1.1 million for the year ended December 31, 1997. The increase in sales and marketing expenses were primarily attributable to $1.6 million in advertising, public relations and other promotional expenditures, $1.5 million in salaries for sales and marketing personnel, and $365,000 in barter expenses.

     Product Development. Product development expenses increased to $849,000 for the year ended December 31, 1998 from $773,000 for the year ended December 31, 1997. The increase in product development expenses was primarily attributable to increased staffing levels.


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

     General and Administrative. General and administrative expenses increased to $2.3 million for the year ended December 31, 1998 from $2.1 million for the year ended December 31, 1997. The increase in general and administrative expenses was attributable to $710,000 in salaries and benefits associated with hiring additional personnel, $560,000 in professional fees and $260,000 for operating lease rental costs.

Liquidity and Capital Resources

     To date, we have primarily financed our operations through the sale of our equity securities. As of December 31, 1999, we had approximately $15.1 million in cash and cash equivalents, an increase from $7.0 as of December 31, 1998. Net cash used in operating activities was $2.7 million, $5.1 million and $29.1 million for the years ended December 31, 1997, 1998 and 1999, respectively. Net cash used in operating activities resulted primarily from our net operating losses, offset by:

     o depreciation and amortization; and

     o increases in accounts payable and accrued expenses.

     Net cash used in investing activities was $274,000, $973,000 and $5.5 million for the years ended December 31, 1997, 1998 and 1999, respectively, as we purchased equipment to enhance and develop our technical infrastructure.


     Net cash provided by financing activities was $5.1 million, $10.8 million and $42.8 million for the years ended December 31, 1997, 1998 and 1999, respectively. Net cash provided by financing activities consisted primarily of proceeds from the sale of shares of our common stock. On July 8, 1999, we raised approximately $30.3 million through the issuance of 2,832,000 shares or our common stock which presently trade on EASDAQ. In January 1999, we raised an aggregate of approximately $9.6 million through two private issuances of 1,043,360 shares of our common stock. On February 2, 2000, we raised approximately $25.0 million through the sale of 1,265,372 shares of our common stock to a strategic investor.

     Our principal commitments consist of obligations under capital and operating leases. In addition, we have committed to invest approximately $500,000 in cash in our Japanese joint venture with Trans Cosmos. We expect our capital expenditures will increase significantly in the future as we make technological improvements to our system and technical infrastructure.


     We have experienced a substantial increase in our capital expenditures and operating lease arrangements since our inception consistent with the growth in our operations and staffing. We anticipate that this will continue for the foreseeable future. Additionally, we will continue to evaluate possible investments in businesses, products and technologies, and plan to expand our sales and marketing programs and conduct more aggressive brand promotions.

     We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If we issue debt securities, our fixed obligations will increase and we may become subject to covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

                                   BUSINESS

Overview

     We are a leading online entertainment destination. Through our network of Web sites, we provide online game shows and interactive single- and multi-player games that appeal to a broad audience. Our registered users have grown to 5.2 million in December 1999. Our unique user audience has similarly grown to 3.6 million in December 1999. Moreover, Media Metrix, a leading Internet audience measurement service, estimates that the number of unique pages viewed on our consolidated network of Web sites grew to 106.1 million in December 1999. Our sites are very sticky, which means that our users consistently spend significantly more time per visit on our sites than the industry average. According to Media Metrix, we were among the top five stickiest consolidated networks of Web sites in each month during 1999, as defined by average minutes spent per usage day.

     We derive substantially all of our revenues from the sale of advertisements on our network of Web sites. We believe that our large user base and the stickiness of our sites provide advertisers with a highly attractive platform to reach their target audience. As a result, the number of advertisers and sponsors on our network has grown from 99 as of December 1998 to 256 as of December 31, 1999. Similarly, the number of advertising impressions served over our Web sites increased from 70.7 million in December 1998 to 327 million in December 1999.

Industry Background

The Internet

     The Internet has emerged as a mass communications and commerce medium that millions of people worldwide use to share information, communicate and conduct business electronically. IDC, a market research firm, estimates that the number of Internet users worldwide will grow from 159 million in 1998 to 502 million by the end of 2003. The relatively lower costs of publishing content on the Internet and the availability of powerful new tools for the development and distribution of content have led to its rapid growth.

Internet Advertising

     The Internet has also become an attractive medium for advertisers. According to Forrester Research, Internet advertising spending worldwide will increase from $3.3 billion in 1999 to $33.0 billion by 2004.


     The unique interactive nature of the Internet allows advertisers to:
   o reach broad global audiences from anywhere in the world;

   o gather demographic information and target their messages to specific groups of consumers;

   o change their advertisements frequently in response to market factors, current events and consumer feedback; and

   o more accurately track the effectiveness of their advertising messages.

Electronic Commerce


     The growing adoption of the Internet also represents a significant opportunity to sell goods and services over the Internet. This is commonly referred to as electronic commerce. According to IDC, spending on the Internet is expected to increase from $50.4 billion in 1998 to approximately $1.3 trillion in 2003. As electronic commerce grows, companies are expected to increasingly use the Internet to reach their customers.


The Uproar Opportunity

     As a result of the growing popularity of the Internet, an increasing number of users are looking beyond traditional media, such as radio and television, to the Internet as a source of entertainment.


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


     Game shows are among the most popular and long-lived programs on television in both the United States and worldwide. They were among the first entertainment formats to be successfully adapted to television from radio. Moreover, new game shows are frequently developed and introduced in order to capitalize on the popularity of the format and to draw larger audiences to television. We believe that television game shows consistently are among the most popular syndicated television programs.

     Games and game shows are particularly well suited for online entertainment content, especially with the development of higher bandwidth distribution channels, and can be easily adapted to the Internet. We believe that online games and game shows are a compelling entertainment medium for a mass user audience because they:

   o provide users with an opportunity to win prizes;

   o allow users to access entertaining content according to their own schedule from any location; and

   o enable users to participate interactively in the games and game shows and to compete against other users.

     Despite the opportunity presented by the widespread adoption of the Internet as a medium for delivering entertainment content to a growing user base, only a limited number of Web sites are currently dedicated to providing a broad array of fun and challenging interactive entertainment. We believe that we can grow our revenues by leveraging our large audience and our engaging content through targeting our advertising placement to specific demographics within our audience in order to attract more advertisers to our network and derive higher costs per thousand impressions, or CPMs.

The Uproar Network

     We are a leading online entertainment destination. Through our network of Web sites, we provide online game shows and interactive single- and multi-player games that appeal to a broad audience. As a result, our registered users have grown to 5.2 million in December 1999. Our unique user audience has similarly grown to 3.6 million in December 1999. Moreover, Media Metrix estimates that the number of unique pages viewed on our consolidated network of Web sites grew from 43.6 million in December 1998 to 106.1 million in December 1999. Due to the engaging nature of our game shows and interactive games, our sites are very sticky, which means that our users consistently spend significantly more time per visit on our sites than the industry average. According to Media Metrix, in December 1999 our consolidated network of Web sites was the fifth stickiest on the Internet, as measured by average minutes spent per usage day. We were among the top five stickiest consolidated network of Web sites in each month in 1999. Our network consists of the following Web sites:

    o uproar.com               o uproar.co.uk           o gamescene.com
    o prizepoint.com           o uproar.de              o amused.com
    o shopping.uproar.com      o euro.uproar.com        o mentalstate.com

     We believe that our success in attracting users and advertisers to date has been due to a number of factors, including:

Our Engaging Online Game Shows and Interactive Games

     We are committed to providing our user audience with a variety of engaging game shows and interactive games. We are focused on creating formats that we believe will have lasting appeal to a broad-based audience and on adapting to the Internet formats which have proven appeal in other media. We currently provide our audience with eight multi-user games, 36 single-user arcade games and two daily puzzles. We recently launched our online version of the game shows Family Feud and 100%. Pursuant to our agreement with Pearson Television, a leading provider of syndicated television game shows, we have exclusive rights to create online versions of leading Pearson properties, including Family Feud, Match Game, Password and 100%. These game shows have proven to be extremely popular and appeal to a broad audience on television. Our users frequently spend more time on our sites than on a typical Web site. We believe the length of time spent by users on our site, or our site's stickiness, is a validation of the engaging nature of our game and game show formats and is highly appealing to our advertising customers.

Our Large Audience of Registered Users with Targetable Demographics

     As a result of the mass appeal of our games and game shows, our database of registered users has grown to approximately 5.2 million people as of December 31, 1999. We believe that our broad user base is comprised of a cross section of the general population visiting the Web. We design our games and game shows to attract specific demographic profiles desired by online advertisers. For example, our CNN/SI Trivia Blitz game attracts an audience that is more than 90% male, whereas Picture This attracts a predominately female audience. We expend a substantial amount of time and resources to better understand the demographics of our audience. For example, to receive prizes, contestants must register and provide us with detailed demographic information. We are able to use this registration information to select which advertising will be shown to each individual player during a game. We believe these are important factors in attracting advertisers to our Web sites and improving our cost per thousand impressions, or CPMs.

Our Cost-Effective Customer Acquisition Strategy and Broad Distribution Channel

     We have developed a cost-effective channel for the distribution of our game shows and games. Our distribution channel consists of:

     o promotional agreements with prominent, high-traffic Web sites;

     o affiliate arrangements with other Web sites; and

     o our relationships with Pearson and Cable & Wireless.

     We have entered into promotional agreements with several high-traffic Web sites in order to expand and diversify our user base. Currently, we have alliances with CNN and Internet Movie Database. These parties promote our games and game shows on their respective Web sites for fees as prescribed in the agreements. In these alliances we have created unique, Uproar-branded or co-branded games to appear on the third party's Web site.

     We also distribute our single player game content to a variety of Web sites through our affiliate program in order to reach as wide an audience as possible. Under this program, Uproar-branded games are delivered to third-party affiliates and made available on their Web sites free of charge. We typically pay a small referral fee to affiliate sites for each registered user we obtain through their sites. This arrangement provides us with a cost-efficient means of increasing our registered user base by expanding our reach across the Internet. Our affiliate network has grown from approximately 15,200 members as of December 31, 1998 to approximately 36,100 members as of December 31, 1999.

     As part of our strategic relationship with Pearson, our site uproar.com is actively promoted to Pearson's television audience through promotional spots and in-show exposure. We have also entered into a relationship with Cable & Wireless under which we will provide content for its developing digital television cable network in the United Kingdom.

     In addition to promotional and affiliate relationships, we use extensive television, radio, print and outdoor advertising to reach new users. In October 1999, we began a branding campaign which consisted of television advertising. We incurred significant expenses in connection with our branding campaign and intend to incur significant costs in the future to maintain and expand our user base and brand recognition. However, we believe that our affiliate distribution network will continue to serve as a cost-efficient method of acquiring new users, contributing to lower overall new user acquisition costs.

Our Technology Platform

     We believe that our technology platform is integral in providing our audience with a rich and engaging entertainment experience. As a result, we have made and expect to continue to make significant investments in developing and implementing a technology platform to support our interactive multi-user game shows and games. We believe that our Web sites are among the few in the world that enable very large numbers of users to simultaneously play interactive multi-player games and game shows. We believe that our technology platform is critical to maintaining the entertaining and engaging nature of our content. Moreover, we have designed our technology platform to accommodate our growing base of users and to take advantage of emerging technology trends such as alternative access devices, interactive television platforms and broadband distribution services.

Our Strategy

     Our objective is to be the leading online entertainment destination. We believe we can achieve this objective through the following strategies:

Enhancing Our Content

     We will seek to enhance our network by adding other entertainment formats in addition to games and game shows that have proven their appeal to a broad audience in traditional media. We believe that providing our users with a richer and more compelling entertainment experience is critical to our future success as more people turn to the Internet as a medium for entertainment. In addition, we intend to continue to enhance our content by improving our existing, and creating new, games and game shows. For example, in 1999 we introduced online versions of two popular television game shows, Family Feud and 100%. We intend to launch online versions of two other popular game shows, Match Game and Password, in 2000. We believe that by enhancing our game and game show content, we will:

     o further differentiate our brand from competing sites;

     o provide users with a more comprehensive and satisfying entertainment experience; and

     o attract a broader audience to our Web sites; and

     o compel our users to visit our sites more often and remain there longer.

     In January 2000, we launched Uproar 2000. This enhanced version of our current site uproar.com, has a new interface that we believe our users will find more attractive and easier to use. Uproar 2000 incorporates our reward currency, PrizePoints, into all games and game shows.

Aggressively Expanding Our User Audience

     We intend to continue to aggressively expand our user base by promoting our brand name. We believe that establishing a readily recognizable brand name is critical to attracting a larger user base and deriving additional advertising revenues. We intend to continue to build our brand through:

     o extensive Internet, television, print and outdoor advertising;

     o additional promotional and syndication opportunities;

     o public relations programs; and

     o new strategic alliances.

     We also intend to continue to pursue additional affiliate opportunities to further expand our user base more cost-effectively. We have developed a number of our games for distribution through our affiliate program. We intend to seek similar opportunities continually in order to enlarge the community of Internet users that visit our Web site for entertainment and to increase our revenue opportunities.

Further Monetizing Our Audience and Building Additional Revenue Streams

     Our large and growing user base provides us with a platform from which we can derive additional revenues. We intend to capitalize on our ability to target our advertising placement to specific demographics within our large audience of users in order to attract more advertisers to our network and to derive higher costs per thousand impressions, or CPMs, and, consequently, higher revenues. In addition, we intend to significantly expand our sales and marketing efforts by hiring additional sales and marketing personnel to reach a larger base of advertisers and sponsors.

     We also intend to expand our revenue base beyond advertising to include affinity merchandising. We recently introduced an online store, shopping.uproar.com, that is linked to our new site, Uproar 2000. We sell products that are both appealing to our existing audience and that are differentiated from items commonly found on other online stores. We currently sell approximately 460 products. We believe our audience will be predisposed to purchase products that complement the entertainment content that we publish. For example, we sell a hand-held Tiger Electronics version of Family Feud, one of our online game shows. We believe that differentiated products will tend to have higher gross profit margins over more readily available products. Therefore, we attempt to select those products that have the most attractive combination of appeal to our audience and gross profit margin opportunities.

Capitalizing on the Popularity of Our PrizePoint Rewards Program

     Our PrizePoint program rewards our users with points earned by playing online games. Our users can enter their points into a drawing for prizes. The more points a player enters into a drawing, the greater his or her chances to win a prize. We believe that the PrizePoint program significantly enhances the entertainment value of our games and game shows by enabling our users to compete to win points. Moreover, in order to be eligible to receive prizes awarded under the program, our users must complete an online registration form that allows us to better measure the demographics of our user audience and to provide our advertisers with targeted advertising opportunities. We intend to capitalize on the popularity of our PrizePoint reward program by integrating the products and services of our affiliate merchandising partners into our PrizePoint reward system.

Continuing to Expand Internationally

     We believe that our games and game shows will be popular in international markets. In December 1998, we launched our local Web site in Germany in cooperation with Bertelsmann, a leading German media company, which features game shows and puzzles in German. We also own and operate a Web site designed for the United Kingdom market. In February 1998, we launched our euro.uproar.com, which provides game content in 14 languages. Combined, these sites provide local language content in a number of European countries, including Austria, Belgium, Denmark, Holland, Finland, France, Germany, Italy, Luxembourg, Norway, Portugal, Spain, Switzerland and Sweden.

     We recently entered into an exclusive distribution and co-branding agreement with Telefonica Interactiva, a leading provider of Internet access and local content and services in the Spanish- and Portuguese-speaking world. Under the agreement, our co-branded site will be the exclusive game content provider of the Telefonica site, including the Terra Network sites. The agreement is for a period of three years and provides for the payment of certain minimum fees to us. We believe that our relationship with Telefonica provides us with a unique opportunity to expand into the Spanish- and Portuguese-speaking markets, including Spain, Brazil, Mexico, Chile and Peru.

     We believe that introducing localized versions of our games and game shows will provide us with many of the same opportunities for revenue as those in the United States. We intend to continue to create localized games and game shows in international markets.

Pursuing Strategic Acquisitions and Alliances

     We plan to continue to expand our user base, revenues and competitive position through strategic acquisitions and alliances. In 1999, we acquired PrizePoint, which offers single-player games of skill and chance in which players compete to win points that can be entered into drawings for prizes. In 1999, we also entered into a strategic alliance with Pearson Television to enhance the breadth of our content, and a strategic alliance with Telefonica Interactiva to expand our reach into the Spanish- and Portuguese-speaking markets.

     We believe that these acquisitions and alliances have significantly enhanced our presence in our markets and have enabled us to reach a broader base of users and advertisers. We intend to aggressively seek other opportunities to acquire or form alliances with other companies that will complement our network.

Alliances and Strategic Relationships

     We have entered into a number of contracts that forge alliances and strategic relationships designed to enhance and expand our brand name, promote our Web sites, provide us with high quality, brand-identified new content and create new revenue opportunities. These agreements are summarized below.

     Pearson Television, Inc. We entered an agreement with Pearson Television in January 1999 that provides us with exclusive rights to create and produce English language online versions of Pearson's game shows Family Feud, Match Game, Password and 100%. These rights expire in September 2001, at which time Pearson has an option to renew the contract for an additional three years. In addition, Pearson may terminate the agreement if Mr. Simon, our Chief Financial Officer, is not employed by us in a senior management capacity. For the term of the agreement, Pearson will provide advertising and promotion for uproar.com on the United States syndicated versions of these games, consisting of:

     o inclusion of a 10-second commercial at the end of each of the television game shows;

     o mention of uproar.com at the close of each television program;

     o inclusion of uproar.com in the closing credits of each of the television programs; and

     o inclusion of uproar.com in all written sales materials, press advertising, press kits and media guides.

     In 1999, we introduced online versions of two of Pearson's popular television game shows, Family Feud and 100%. We intend to launch online versions of two other popular television game shows, Match Game and Password, in 2000.

     We issued Pearson 2,000,000 shares in January 1999 in exchange for the rights to its online games, $8.0 million in advertising services and $124,599 in cash. The value of the shares we issued to Pearson was $24.8 million. We recorded the $16.7 million difference between the market value of the shares issued and the fair value of the advertising services and cash received as an intangible asset on our balance sheet which will be amortized over the 33-month life of the agreement. As part of our agreement with Pearson, we have guaranteed minimum royalty payments of $200,000 per broadcast year for two broadcast years to Pearson. In the event that one or more of these games is not financially successful for us, we still are obligated to make these minimum royalty payments to Pearson.

     Telefonica Interactiva. In September 1999, we entered into an exclusive distribution and co-branding agreement with Telefonica Interactiva, a leading provider of Internet access and local-language content and services in the Spanish- and Portuguese-speaking world. Under the agreement, a co-branded Spanish and Portuguese site will become the exclusive game content provider on the Telefonica Web site including the Terra Network sites. In addition, Telefonica plans to incorporate our PrizePoint rewards program into our co-branded site, as well as its offline activities. We believe that our agreement with Telefonica will significantly enhance our international presence by expanding our reach into the Spanish- and Portuguese-speaking markets served by Telefonica, including Spain, Brazil, Mexico, Chile and Peru.

     To date, revenues generated in connection with the Telefonica deal consist of fees paid to us by Telefonica for our obligation to work exclusively with Telefonica in the Spanish- and Portuguese- language markets, and for Telefonica's right to use our name in connection with the launch of its portal services. These fees will total $2.9 million over 3 years to be paid quarterly, including an aggregate of $500,000 in the first year, $800,000 in the second year and $1,600,000 in the final year. Telefonica is also required to pay a portion of the net advertising and sponsorship revenue generated by our products distributed within their service during the term of the agreement. Advertising revenue will be recognized for Uproar's share of advertising and sponsorship revenue during the period in which the advertising is delivered.

     Cable & Wireless Communications. Pursuant to our agreement with Cable & Wireless Communications, we developed custom multi-player games for the Cable & Wireless interactive digital television network that was launched in the United Kingdom in October 1999. The agreement was signed in December 1998 and is in effect for a period of three years. We expect to create a number of new games during the term of this agreement. We share the net revenues generated by the games with Cable & Wireless.

     We pay an annual subscription fee to Cable & Wireless for this service. In addition, we will pay Cable & Wireless a percentage of the net advertising revenue our products generate on its service.

     CNN. In September 1998, we entered an agreement with CNN to produce co-branded trivia games that are distributed on cnn.com. We update the games daily with questions based on current news and events. CNN promotes the games with links from its home page, and receives a small referral fee from Uproar for each new registered user the games generate. The agreement is currently on a month-to-month basis.

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


     Recent Strategic Investor. In February 2000, we completed the sale of 1,265,372 shares of our common stock to Trans Cosmos USA, Inc. for approximately $25.0 million. Approximately $63,000 of the net proceeds will be allocated to common stock and the remainder, or approximately $24,937,000, will be added to additional paid-in capital. We intend to establish a joint venture with Trans Cosmos to produce a local language version of our flagship site, uproar.com, in Japan. Under the proposed terms of the agreement, we would contribute our intellectual property to the joint venture along with $500,000 in cash, and Trans Cosmos would contribute $4.5 million in cash. In addition, we would receive an annual license fee from the joint venture.

Game and Game Show Programming

     We launched uproar.com, our flagship entertainment site for the United States market in September 1997. Since then, we have been focused on expanding the offerings available on our site with programming designed to appeal to broad audiences and encourage them to remain on the site for longer periods of time than users typically spend on other Internet sites. We believe that our site provides an attractive platform for our advertisers to reach their desired target demographics. In December 1999, Media Metrix reported that over 3.6 million unique users visited our consolidated network of Web sites in that month. The median age of these visitors was 33, of whom 45.2% were male and 54.8% were female.

     In December 1999, we began introducing a preview of our new version of uproar.com, called Uproar 2000. By introducing our PrizePoint incentive currency, we believe we will improve our ability to attract, retain and monetize a growing Internet audience. The following is a description of some of the available programming on our network of Web sites.

     Multi Player Games

     Family Feud is a game produced by us under license from Pearson Television and is designed to replicate many of the elements of the popular television game show bearing the same name. We launched Family Feud in December 1999. The game integrates graphics and sounds that are reminiscent of the television show. Players are given the opportunity to match their responses to questions against those provided by survey respondents. Players compete to be listed on a leader board and are ultimately rewarded for accurate responses with PrizePoints.

     Bingo Blitz is our version of the classic bingo game. Bingo Blitz allows participants to compete against thousands of other players for prizes. Each player is provided with three bingo cards to mark. The first player to submit a card with the correct pattern covered wins a prize. Prizes range in value from $2.00 to $25.00. We believe that the game's animated graphics and the user's ability to earn prizes further enhance its entertainment value.

     Blow Out Bingo is a variation of bingo in which the prize offered is progressively increased after each game that does not have a winner. As the prize grows, it tends to attract additional players. Once we award a winner, the prize is returned to its starting amount and the process starts again.

     Premier Bingo is another variation of bingo in which different prizes are offered depending on the ball in the sequence in which a winner achieves bingo. The earlier in the game a player achieves bingo, the more valuable the prize. There are five variations of Premier Bingo with prizes falling in specific categories: finance, home and family, computers, travel and consumer electronics. We believe that each form of Premier Bingo attracts a different user demographic. We therefore target advertising based on the type of Premier Bingo a user is playing.

     Puzzle A-Go-Go is a version of the popular game, "hangman," which has been enhanced for multi-player competition. This game show format was launched in December 1997. Players compete in groups of three in real time to guess letters in a hidden phrase. The first player to identify the phrase wins the game. Winners are eligible for prizes that are typically given away each hour.

     Picture This is a game combining popular culture trivia and images of celebrities. Participants compete against one another in groups of five within a virtual living room. As players answer questions, portions of a


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

celebrity's image are gradually revealed. The first player to correctly identify the name of the celebrity wins. Picture This was originally launched in December 1997 as a co-branded and co-promoted product with People Magazine. Currently, we exclusively own and operate the game show for an unlimited duration.

     Single Player Games

     We publish a wide selection of single-user games ranging from crossword puzzles to arcade games. These games are designed to provide an alternative to our multi-user games and enhance the overall scope of entertainment that we provide to our users. As of December 31, 1999, there were 36 different single-user and arcade games and two daily puzzles available on our Web sites. We create, develop, and own most of these games, while we license others from third parties. We created the arcade games such as Fill-It, Battle Rocks, and Laser Wheel that are available on prizepoint.com. We license 12 games from the Clevermedia Network that we publish on our site gamescene.com.

     Humor

     Amused.com is a site featuring humor, entertainment and links to third-party Web sites. Subtitled the Center for the Easily Amused, CNN has referred to it as the "ultimate guide to wasting time." Amused.com features chat rooms, trivia, and online anecdotes, some of which are contributed by the visitors to the site. This site is designed to attract a younger audience than our other sites, and we believe it offers advertisers an opportunity to target teens and college students.

     Affiliate Programming

     We launched Trivia Blitz in August 1997 as a game to be distributed by third-party Web sites. Approximately 36,100 sites have joined our affiliate network. Trivia Blitz promotes the Uproar brand and attracts new players to our sites. We publish a variety of Trivia Blitz games with editorial content in subjects including general trivia, sports, popular music, and current news and events. We also publish Trivia Blitz games in Spanish, German, Danish, and Italian to serve some of our international markets. Players that do well in the Trivia Blitz games are encouraged to register with us in order to qualify for prize drawings. If a player registers, we pay the affiliate partner a small referral fee, which serves as a revenue source for the partner. We believe our affiliate program offers third-party Web sites an attractive combination of engaging content and a revenue opportunity, while providing us with registered users at low cost.

     PrizePoints

     Players earn points called "PrizePoints" on our Uproar 2000 and prizepoint.com sites. Players can accumulate PrizePoints over time and use them to enter drawings to win prizes and cash. The larger the number of PrizePoints that a player enters into a particular drawing, the greater the player's chances of winning the drawing. We consider PrizePoints an incentive currency in a manner that is similar to airline frequent flyer points. Uproar players have an incentive to earn, collect and accumulate PrizePoints. We believe that our users will consistently return to our sites to try to accumulate additional PrizePoints. In addition, we can alter the rate at which PrizePoints are awarded to encourage behavior on our sites that improves the commercial performance of the site.

     We initially awarded PrizePoints only on our site, prizepoint.com. In December 1999, we expanded our PrizePoint program to include Uproar 2000. We intend to further expand this program and award PrizePoints on all of our properties, including our international Web sites. In addition, we intend to award PrizePoints in our affiliate network games.

     International Programming

     Uproar.co.uk is our Web site for the United Kingdom market. Launched in September 1997, the Web site offers sites that are essentially the same as our United States site, but the content is selected with consideration for United Kingdom cultural and language differences. As in the United States, players compete in a variety of game shows for fun and cash prizes.

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
     Uproar.de, our German language site, was launched in December 1998 in cooperation with Bertelsmann. This relationship allowed us to expand rapidly into the German market. Today, we independently own and operate uproar.de. Uproar.de features the multi-player game shows Mission Brain Attack and Berti's Buro, plus three versions of the Trivia Blitz application. The games are designed to match the cultural and language requirements of the German-language audience.

     Euro.uproar.com offers Bingo Blitz in 11 languages and offers our audience the opportunity to play against a worldwide player base.

Affinity Merchandising and Electronic Commerce

     We recently introduced an online store, shopping.uproar.com, that is linked to our Uproar 2000 site. We strive to sell products that are both appealing to our existing audience and are differentiated from items commonly found on other online stores. We currently sell approximately 460 products selected by our internal team of merchants. We believe our audience will have a preference for products that complement our entertainment content. For example, we sell a hand-held Tiger Electronics version of Family Feud, one of our online game shows. We believe that differentiated products will tend to have higher gross margins in the future over more readily available products. Therefore, we attempt to select those products that have the most attractive combination of appeal to our audience and higher gross margin opportunities.

     We have a contract with Digital River to build and operate the online store. We select the products sold on our store and have approval over the look and feel of shopping.uproar.com. Digital River's systems, however, are used to implement searching, shopping cart functions and customer electronic mail notifications on the site. In addition, Digital River's systems are used to communicate to a third-party credit card processing service and to our warehousing facility. Digital River also runs a customer service center on our behalf that operates 24 hours, seven days a week. The customer service center is accessible via electronic mail and a toll-free telephone line. Under our agreement, we pay Digital River a fee per transaction processed.

     We take title and warehouse the majority of the items that we sell on shopping.uproar.com. We have a contract with DSS to supply us with warehousing facilities. DSS handles all aspects of operating the warehouse, including accepting shipments from our suppliers, downloading orders electronically from Digital River and packing products for shipment to our customers.

Advertising Sales

     As of December 31, 1999, we had a sales organization of 21 professionals in the United States and two professionals in the United Kingdom.

     Sales Organization

     Our sales organization is dedicated to maintaining close relationships with top advertisers and leading advertising agencies. It is structured on a regional basis and is focused solely on selling advertising on our Web sites. Our sales organization consults regularly with advertisers and agencies on design and placement of their Web-based advertising, provides customers with advertising measurement analysis and focuses on providing a high level of customer service satisfaction.

     Advertising Programs and Products

     Currently, we enter into agreements with our advertisers and advertising agencies under which they pay for a guaranteed number of impressions for a fixed fee. These agreements range from one month to one year. Advertising on our Web sites currently consists primarily of banner-style advertisements, buttons and sponsorships from which viewers can connect directly to the advertiser's own Web site. Our standard cost per thousand impressions, or CPMs, for banner advertisements varies depending on the location of the advertisements on the site and the extent to which the advertisements are targeted to a particular audience.

     We also offer our advertising customers other direct marketing and advertising solutions in order to build brand awareness, generate leads and drive traffic to an advertiser's site. These include newsletter sponsorships, opt-in electronic mail programs under which users must affirmatively check a box to indicate interest, and fixed-fee game sponsorships.


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

     Advertisers

     We had 256 advertisers and sponsors on our Web sites during the year ended December 31, 1999. The following is a selected list of our current advertising customers, which are representative of our customer base:



    About.com          Disney          Gillette         MSN
    Ask Jeeves         eHow            Golden Palace    MyPoints
    CoolSavings.com    FreeShop.com    Mail.com

     These advertisers, in the aggregate, accounted for approximately 40.5% of total revenues in the year ended December 31, 1999.

Marketing and Brand Awareness

     We use multiple advertising media like television, print and Web-based advertising in order to:

     o build our brand;

     o increase traffic; and

     o raise our profile among potential advertisers.

     Our television advertisements have appeared on broadcast television in several large markets in the United States, including New York, San Francisco, Chicago and Los Angeles. In addition to advertising on television, we advertise in print, use outdoor advertising and have a significant presence in targeted online media. We also have an extensive public relations campaign. Our strategic and content partners also typically provide us with advertising support.

Technology and Infrastructure

     We maintain a 27-member technical staff in New York. This technical staff is responsible for developing our Web sites and game programming and for managing the distribution of our content through our domestic Web sites. We also maintain a 33-member technical staff in Budapest, Hungary. The Budapest technical team is responsible for providing international support for our content, as well as developing country-specific content and managing the technical infrastructure for our international Web sites.

     Our technical staff strives to create a comfortable and compelling user experience for as large an audience of visitors as possible. This involves developing reliable, secure, and scalable Web sites using industry-standard technologies. Our game content and certain elements of our server systems use the Java programming language. We also make extensive use of Microsoft Web server technology, as well as the Windows NT Server operating system.

     Some of our most popular interactive games involve simultaneous, multi-player activity. In order to create a seamless user experience in this type of environment, we have developed a highly scalable, distributed server system capable of delivering real time interactivity between a large number of simultaneous users in a multi-player environment.

     Our business is based on the delivery of banner advertising within pages viewed by users of our Web sites and our advertising customers require timely and accurate reporting of actual advertising delivered on our sites. We have contracted with AdForce, Inc. to serve our advertising and provide the corresponding reporting.

     We distribute our programming from data centers in New York and London. We are currently expanding our data center operations to include a facility in California. Our domestic data centers are operated at facilities provided by Level 3 Communications and Digital Telemedia. Our data center in London is operated at facilities provided by PSI Net.

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Competition

     Many companies provide Web sites targeted to audiences seeking various forms of entertainment content. We compete with all of these companies for visitor traffic, advertising dollars and electronic commerce. This competition is intense and is expected to increase significantly in the future as the number of entertainment-orientated Web sites continues to grow. We believe that our competitive advantage to date has been largely dependent upon:

   o the perceived value of our content relative to other available entertainment alternatives, both online and elsewhere; and

   o the fact that we are one of the few online entertainment properties capable of delivering real time interactivity between a large number of simultaneous users.

     We continue to pursue developing advantages over our competition based on the quality of our products, the effectiveness of our marketing programs and the continuous development of the Uproar brand.

     Our primary direct competitors for online game shows and similar entertainment include:

     o Gamesville/Lycos;

     o Mplayer.com;

     o Sony Station;

     o Pogo; and

     o Zone.com.

Some of our competitors maintain game show style formats similar to those offered by us. Sony Station, for example, currently has the exclusive right to the online versions of the television game shows Jeopardy and Wheel of Fortune and the board game Trivial Pursuit. Other competitors primarily offer "extreme" games similar to many arcade and video games. We do not actively participate in that segment of the market. Many competitors offer a wide variety of online single-player games.

     We also compete indirectly with many providers of content and services over the Internet, including search engines and entertainment content sites. In addition, we compete with traditional forms of media, like newspapers, magazines, radio and television for advertisers and advertising revenue. If advertisers perceive the Internet or our Web site to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to our Web sites.

     The online entertainment market does not have substantial barriers to entry. Increased competition could result in:


     o lower advertising rates;

     o price reductions and lower profit margins;

     o loss of visitors;

     o reduced ad impressions; and


     o loss of market share.

Government Regulation and Legal Environment

     General. There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the


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

application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

     Liability for Information Retrieved from Our Web sites and from the Internet. Content may be accessed on any of our Web sites or on the Web sites of our affiliates, and this content may be downloaded by users and subsequently transmitted to others over the Internet. This could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright or trademark infringement or other theories based on the nature, publication and distribution of this content. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past. We could also be exposed to liability with respect to third-party content that may be posted by users in chat rooms offered on our Web sites. It is also possible that if any information provided on our Web sites contains errors or false or misleading information, third parties could make claims against us for losses incurred in reliance on such information. Our sites contain numerous links to other Web sites. As a result, we may be subject to claims alleging that, by directly or indirectly providing links to other Web sites, we are liable for copyright or trademark infringement or the wrongful actions of third parties through their respective Web sites.

     The Communications Decency Act of 1996, or CDA, was enacted in the United States to prohibit the transmission over the Internet of indecent, obscene or offensive content. Although selected parts of the CDA have been deemed unconstitutional, provisions protecting providers of Internet services from claims related to third-party content remain effective. Under the CDA, a provider of Internet services will generally not be treated as a publisher or speaker of any information available on its service but provided by a third-party content provider unless the provider of Internet services exerts editorial control over the content or embraces the content as its own. Our activities may not permit us, in every instance, to take advantage of this safe harbor provision. Although we attempt to reduce our exposure to this potential liability through, among other things, provisions in our affiliate agreements, user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

     Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Even to the extent that these claims do not result in liability to Uproar, we could incur significant costs in investigating and defending against these claims. Potential liability for information disseminated through our Web sites could lead us to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of our service to users.

     Online Content Regulations. Several United States federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to particular groups of persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on our Web sites. Legislation regulating online content could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and electronic commerce medium.

     Legislation Prohibiting Online Gambling. Congress is currently considering legislation that seeks to ban Internet gambling activities. One pending bill has already been approved by the Senate and would prohibit a gambling-related business from using the Internet to facilitate wagering. If enacted into law in its current form, the bill would likely subject those who display advertising for unlawful Internet gambling sites to criminal penalties. We do not engage in gambling activities ourselves but we do accept advertising from online gambling sites. For the year ended December 31, 1999, 12.1% of our revenues were derived from gambling sites. If these sites are outlawed or substantially curtailed, our business could suffer. The pending legislation may impose liability on United States companies that are deemed to assist in the operation of offshore illegal gambling sites. If Congress ultimately passes this legislation in a form that prohibits us from accepting advertising from gambling sites, we would take all reasonable measures to comply with the legislation and our advertising revenues would decline.

     Regulation of Sponsors of Contests and Sweepstakes. Contests and games of chance are subject to the gambling, lottery and disclosure laws of various jurisdictions in which we offer our contests and games.


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

Although we have been advised by counsel that our contests and games are in compliance with the laws of all jurisdictions in which we offer them, the laws or the way they are interpreted and enforced may change from market to market. A game sponsor, for example, cannot require the consumer to make a payment, buy its product or provide a substantial benefit, collectively called "consideration," as a condition of entering its game of chance, or in some instances, its contest of skill. If consideration were interpreted differently in a particular jurisdiction, we may find it necessary to eliminate, modify or cancel components of our products that could result in additional development costs and/or the possible loss of revenue.

     Privacy Concerns. The United States Federal Trade Commission, or FTC, is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. These regulations may include requirements that companies establish procedures to, among other things:

   o give adequate notice to consumers regarding information collection and disclosure practices;

   o provide consumers with the ability to have personal identifying information deleted from a company's database;

   o provide consumers with access to their personal information and with the ability to rectify inaccurate information;

   o clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's Web site; and

   o obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

     These regulations may also include enforcement and redress provisions. Moreover, our business model is in part based upon our ability to obtain registration information about our users and to use this information for targeted advertising. If new regulations are adopted that limit or eliminate our ability to use this information, our business, results of operations and financial condition could be materially adversely affected. Even in the absence of these regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. The FTC's regulatory and enforcement efforts alone may adversely affect the ability to collect demographic and personal information from users, which similarly could have an adverse effect on our ability to provide highly targeted opportunities for advertisers.

     It is also possible that "cookies," or information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge, which are used to track demographic information and to target advertising, may become subject to laws limiting or prohibiting their use. A number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of our use of cookies could limit the effectiveness of our targeting of advertisements, which could have a material adverse effect on our business, results of operations and financial condition.

     The European Union, or EU, has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, EU citizens are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standard in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, the directive may adversely affect our activities because we engage in data collection from users in EU member countries.

     Data Protection. Legislative proposals have been made by the United States government that would afford broader protection to owners of databases of information such as stock quotes and sports scores. This protection already exists in the EU. If enacted, this legislation could result in an increase in the price of services that provide data to Web sites and could create potential liability for unauthorized use of this data. Either of these possibilities could have a material adverse effect on our business, results of operations and financial condition.

     Internet Taxation. A number of legislative proposals have been made at the United States federal, state and local level, and by certain European governments, that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. Although the United States Congress recently placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. This legislation, or other attempts at regulating commerce over the Internet, may substantially impede the growth of commerce on the Internet and, as a result, materially adversely affect our opportunity to derive financial benefit from those activities.

     Domain Names. Domain names are Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation, including trademark litigation, and of proposed regulatory reform. We have registered several domain names. We may seek to register additional domain names, although there is no assurance we will successfully obtain the registrations and third parties may bring claims for infringement against us for the use of any of our domain names or other trademarks. Our domain names may lose their value, or we may not have to obtain entirely new domain names in addition to or in lieu of its current domain names if reform efforts result in a restructuring in the current system.

     Jurisdictions. Due to the global nature of the Internet, it is possible that, although our transmissions over the Internet originate primarily in the United States and the United Kingdom, the governments of other states and countries might attempt to regulate our transmissions or prosecute us for violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of these developments could have a material adverse effect on our business, results of operations and financial condition. In addition, as our service is available over the Internet in multiple states and countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of these states or countries. We are qualified to do business only in Delaware, New York, California, the United Kingdom and Hungary, and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in those jurisdictions. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, results of operations and financial condition.

Intellectual Property and Proprietary Rights

     We do not currently maintain patents on our technology and others may be able to develop similar technologies in the future. We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving.

     We are pursuing the registration of our trademarks in the United States, Germany, Italy, Norway, Sweden and the United Kingdom. We may not be able to secure adequate protection for our trademarks in the United States and other countries. To date, we do not believe that any oppositions have been filed.

     We also currently hold trademark registrations in the United States, United Kingdom, Germany, Sweden, Norway, Finland, Denmark and Iceland. Effective trademark protection may not be available in all the countries in which we conduct business. Policing unauthorized use of our marks is also difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion.


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

     We currently license an advertising serving system from AdForce. This system delivers and tracks advertising impressions and click-throughs in all of our Web sites. If the AdForce system is no longer available or our license is terminated, we would be likely to suffer a disruption in our business, which could materially adversely affect our results of operations. In addition, a replacement system could be costly to license and install.

     We also license communications infrastructure software that we utilize in Uproar 2000 from Tibco Software, Inc. Tibco granted this license to us without charge until February 2000, at which time we will begin to pay Tibco a licensing fee. The license agreement with Tibco does not contain a defined termination date. If the Tibco license is terminated, we would likely suffer a disruption in our business, which could materially adversely affect our results of operations. In addition, a replacement system could be difficult to identify and obtain.

     Our inability to effectively protect our trademarks and service marks would have a material adverse effect on our business, results of operations and financial conditions. We also intend to continue to license technology from third parties. The market in which we operate is continually and rapidly evolving, and we may need to license additional technologies to remain competitive. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed and integrated.

Employees

     As of December 31, 1999, we had 157 full-time employees, of whom 21 worked in sales, 19 in marketing, 89 in production and technology; 9 in merchandising; and 19 in finance and administration. Of these employees, 107 are primarily resident in the United States and 50 in Europe. From time to time, we employ independent contractors to support our research and development, marketing, sales and editorial departments. None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

     Our executive offices are located in approximately 29,000 square feet of office space in New York, under a lease that expires in August 2005. We also lease approximately 8,900 square feet of office space in San Francisco under a lease that expires in November 2004 and approximately 6,300 square feet of office space in Budapest under a lease that expires in October 2001, unless we choose to extend it to October 2003. In addition, we lease small sales offices in London, Chicago and Los Angeles.

Legal Proceedings

     Uproar Inc., a New York corporation and one of our wholly-owned subsidiaries, was named in an action entitled "Burgos v. Ellwell Associates, LLC and E-Pub Inc." relating to an alleged personal injury. E-Pub Inc. is the former name of the New York Corporation, Uproar Inc. This case is currently in the discovery stage and a trial date has not yet been set. There is a motion pending with respect to our potential liability to our co-defendant, Ellwell Associates.

                                  MANAGEMENT

Directors and Executive Officers

     The following table sets forth our directors, executive officers and other key employees, their ages and the positions held by them:

Name                                 Age    Position
---------------------------------   -----   ---------------------------------------------------------------
Kenneth D. Cron .................    43     Chairman of the Board of Directors and Chief Executive Officer
Christopher R. Hassett ..........    37     President, Chief Operating Officer and Director
Michael K. Simon ................    35     Chief Financial Officer and Director
Francis G. Blot .................    37     Executive Vice President, Product Marketing
Shannon King ....................    43     Executive Vice President, Merchandising
Robert D. Marafioti .............    52     Executive Vice President, General Counsel and Secretary
Jeffrey L. Strief ...............    44     Executive Vice President, Marketing and Sales
Thompson B. Barnhardt ...........    36     Director
Esther Dyson ....................    48     Director
James J. Geddes, Jr. ............    49     Director
Catherine V. Mackay .............    32     Director


     Kenneth D. Cron joined us as our Chief Executive Officer and as a director in September 1999. In December 1999, Mr. Cron was appointed the Chairman of our board of directors. From September 1978 to June 1999, Mr. Cron worked at CMP Media where, as the President of Publishing, he had responsibility for the company's United States businesses, including its print publications, trade show conferences and online services. He was also a director of CMP Media. Mr. Cron earned a B.A. from the University of Colorado.

     Christopher R. Hassett joined us as our President, Chief Operating Officer, and as a director in July 1999, subsequent to our acquisition of PrizePoint Entertainment. Mr. Hassett was PrizePoint's co-founder and Chief Executive Officer from March 1998 to June 1999. Prior to that, Mr. Hassett founded Pointcast, serving as its Chairman and Chief Executive Officer from November 1992 to October 1997. In 1996, Mr. Hassett was recognized as Business Week's entrepreneur of the year and as C Net's person of the year. Mr. Hassett earned a B.S. in electrical engineering from the University of Lowell.

     Michael K. Simon is our founder. He was the Chairman of our board of directors from July 1999 to December 1999 and served as our Chief Executive Officer from February 1995 to September 1999. Since November 1999, Mr. Simon has served as our Chief Financial Officer. Prior to founding Uproar, Mr. Simon was the Managing Director of Ablaksoft Kft., a Hungarian software company, from April 1993 to February 1995. He earned an M.B.A. from Washington University in St. Louis and a B.S. in Electrical Engineering from the University of Notre Dame.

     Francis G. Blot joined us as our Executive Vice President, Product Marketing, in July 1999, subsequent to our acquisition of PrizePoint Entertainment. Mr. Blot co-founded PrizePoint in March 1998 and served as its Vice President of Marketing from March 1998 to June 1999. From June 1994 to March 1998, Mr. Blot was Vice President of Business Development at Pointcast, where he was responsible for, among other things, its electronic commerce business. Prior to that, Mr. Blot worked in business and product development positions for Prodigy for nearly seven years. Mr. Blot earned a B.S. in electrical engineering from SUNY Utica.

     Shannon King joined us as our Executive Vice President of Merchandising in August 1999. From April 1984 to August 1999, Ms. King served as Executive Vice President of Merchandising for The Sharper Image, where she was responsible for all merchandising for that company's 85-store retail chain, catalog and wholesale business. Ms. King earned a Master's in international business from the American Graduate School of International Management and a B.A. in international business and politics from the University of Colorado.

     Robert D. Marafioti joined us in October 1999 as Executive Vice President, General Counsel and Secretary. From October 1988 through June 1999, he worked for CMP Media, where he served as Executive Vice President, General Counsel and Secretary. Mr. Marafioti received a B.A. from Yale University and a J.D. from Columbia School of Law.

     Jeffrey L. Strief joined us as our Executive Vice President of Marketing and Sales in October 1999. From May 1985 to June 1999, Mr. Strief worked for CMP Media, where he served as Executive Vice President of the Business Technology Group with responsibility for InformationWeek and other technology publications and Internet services. Mr. Strief earned a B.A. in marketing from California State University Fullerton.

     Thompson B. Barnhardt joined our board of directors in February 1995. Since November 1999, he has been President of BiznesPolska.pl, an Internet publishing company. From June 1994 to October 1999, Mr. Barnhardt was President of New World Publishing, Inc., a publisher of several English-language business journals in Central Europe. Mr. Barnhardt earned an M.B.A. from the University of Virginia Darden Graduate School of Business Administration and a B.A. in economics from the University of Virginia.

     Esther Dyson joined our board of directors in April 1997. Ms. Dyson has been the Chairman of EDventure Holdings, publisher of the newsletter Release 1.0, since 1983. She is the author of Release 2.0, an acclaimed book about cyberspace. Ms. Dyson is a director of four software companies: Graphisoft, Languageware.net, Scala Business Solutions and Thinking Tools. She is also a director of Medscape, a healthcare Web site, PRT Group, a systems integrator, and WPP Group, a multimedia company. Ms. Dyson holds a B.A. from Harvard College.

     James J. Geddes, Jr. joined our Board of Directors in February 2000 as a result of our agreement with Trans Cosmos USA, Inc. He has worked for Trans Cosmos since August 1994 in various capacities. Mr. Geddes is currently Senior Managing Director of Trans Cosmos and a member of its board. Mr. Geddes earned a B.S.E.E. from the University of Maryland.

     Catherine V. Mackay joined our board of directors in September 1999 as the result of our agreement with Pearson Television. She has worked for Pearson Television Enterprises since March 1995 in various capacities. Ms. Mackay is currently President of Pearson Television Enterprises, the division of Pearson Television that operates all of its Internet, interactive television, merchandising and music publishing activities. Prior to joining Pearson Television Enterprises, Ms. Mackay worked for Cie Generale des Eaux, from January 1994 to August 1995. Ms. Mackay earned an M.B.A. from INSEAD and a B.A. from Oxford University.

Composition of the Board of Directors

     Our board of directors currently consists of seven members, four of whom are outside directors. The directors are elected by our stockholders at the annual meeting of our stockholders. Each of our directors holds office until the next annual meeting of stockholders and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal. We will appoint independent directors to each of our audit and compensation committees after the completion of this offering in compliance with the rules promulgated by the Securities and Exchange Commission and The Nasdaq Stock Market, Inc.

Board Committees

     The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices.

     The compensation committee of the board of directors recommends, reviews and oversees the salaries, benefits, and stock option plans for our employees, consultants, directors and other individuals compensated by us. The compensation committee will also administer our compensation plans.

Director Compensation

     In the past, we have compensated our directors with stock options from time to time. As of December 31, 1999, our directors held options to purchase 96,000 shares for compensation for services.

     Under the automatic option grant program of our Stock Incentive Plan, each individual who first joins the board of directors as a nonemployee member of the board will also receive an option grant for 30,000 shares of our common stock at the time of his or her commencement of service on the board. In addition, as of February 4, 2000, and at each subsequent annual meeting of stockholders beginning with the 2001 annual meeting, each individual who has served as a nonemployee board member for at least 6 months and is to continue to serve as a nonemployee member of the board of directors will be granted an option to purchase 5,000 shares of our common stock.


     No executive officer of Uproar serves on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of Uproar's board of directors or compensation committee.

Executive Compensation

     The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our other highly-compensated executive officers whose annual salary and bonus exceeded $100,000 in 1999 for services rendered in all capacities during 1999.

                           Summary Compensation Table



                                                                                                 Long-Term
                                                                                                Compensation
                                                              Annual Compensation                  Awards
                                                                             Other Annual        Securities
Name and Principal Position                            Salary      Bonus     Compensation    Underlying Options
-------------------------------------------          ----------  ---------  --------------  -------------------
Kenneth D. Cron(1) ........................  1998     $     --    $    --           $   --                  --
 Chairman and Chief Executive Officer        1999           --         --               --           1,600,000
Christopher R. Hassett(2) .................  1998           --         --               --                  --
 President and Chief Operating Officer       1999      183,336         --               --             686,698
Michael K. Simon(3) .......................  1998      122,495         --               --              82,000
 Chief Financial Officer                     1999      150,000         --            2,950             182,000
David A. Becker(4) ........................  1998      114,537      5,250               --             400,000
                                             1999      150,000     35,820               --             400,000

------------
(1) Kenneth D. Cron joined us as our Chief Executive Officer in September 1999 and became Chairman of our board of directors in December 1999. Mr. Cron is not entitled to receive an annual salary or bonus from us.
(2) Christopher R. Hassett joined us as our Chief Operating Officer and as a director in July 1999. He currently also serves as our President. Mr. Hassett is not entitled to receive an annual salary or bonus from us.
(3) Mr. Simon served as our Chief Executive Officer until September 1999 and as our Chairman until December 1999.
(4) Mr. Becker was our President and Chief Operating Officer until August 1999.

Option Grants in Last Fiscal Year

     The following table sets forth grants of stock options for the year ended December 31, 1999 to our Chief Executive Officer and to each of our most highly compensated executive officers, whose salary and bonus exceeded $100,000 in 1999. The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. The percentage of total options granted to employees in the last fiscal year is based on options to purchase an aggregate of 5.3 million shares of common stock granted under our option plans. We have never granted any stock appreciation rights.

                                                   Percent of
                                     Number of        Total                                     Potential Realizable Value
                                    Securities       Options       Exercise                      at Assumed Annual Rates
                                    Underlying     Granted to     Price Per                    of Stock Price Appreciation
                                      Options       Employees       Share       Expiration           for Option Term
Name                                  Granted        In 1999         ($)           Date             5%              10%
--------------------------------   ------------   ------------   -----------   ------------   -------------   --------------
Kenneth D. Cron ................    1,600,000     30.0%          $ 9.43           9/9/09       $9,483,731      $24,033,636
Christopher R. Hassett .........      686,978     12.9            9.43            9/9/09        4,071,947       10,319,112
Michael K. Simon ...............      100,000      1.9            9.43            9/9/09          592,733        1,502,102
David A. Becker ................           --       --              --                --               --               --

Aggregated Option Exercises in the Year Ended December 31, 1999 and Year-End
   Option Values

     The following table sets forth information concerning the value realized upon exercise of stock options and the number and value of unexercised options held as of December 31, 1999 by our Chief Executive Officer and our most highly compensated executive officers whose salary and bonus exceeded $100,000 in 1999. The values set forth below were calculated based on the fair market value of the shares underlying the options on the date of exercise, less the applicable exercise price per share, multiplied by the number of shares underlying the options.



                                                                           Number of                       Value of
                                                                     Securities Underlying                Unexercised
                                                                     Unexercised Options at          In-the-Money Options
                                                                       December 31, 1999             at December 31, 1999
                                   Shares Acquired      Value    ------------------------------  -----------------------------
Name                                 on Exercise      Realized    Exercisable    Unexercisable    Exercisable    Unexercisable
--------------------------------  -----------------  ----------  -------------  ---------------  -------------  --------------
Kenneth D. Cron ................         --             $ --       800,000          800,000       $10,439,106    $10,439,100
Christopher R. Hassett .........         --               --       343,489          343,489         4,482,743      4,482,148
Michael K. Simon ...............         --               --       109,759           72,241         1,863,392      1,403,135
David A. Becker ................         --               --       400,000               --         8,105,553             --

Employment Agreements

     In the United States, we typically enter into employment agreements only with senior executive officers. We have entered into employment agreements with Mr. Cron, our Chairman of the Board and Chief Executive Officer; Mr. Hassett, our President and Chief Operating Officer; Mr. Simon, our Chief Financial Officer; Mr. Marafioti, our Executive Vice President and General Counsel; and Mr. Strief, our Executive Vice President of Marketing and Sales.

     We entered into employment agreements with each of Messrs. Cron and Hassett in September 1999 and with each of Messrs. Marafioti and Strief in October 1999. Each employment agreement provides for compensation solely in the form of options to acquire our common stock.

     Pursuant to the agreement with Mr. Cron, we have granted him options to acquire 1,600,000 shares of our common stock, of which options to acquire 800,000 shares have vested and are currently exercisable, and options to acquire the remaining 800,000 shares will have vested and become exercisable by September 6, 2001. Pursuant to the agreement with Mr. Hassett, we have granted him options to acquire 686,978 shares of our common stock, of which options to acquire 343,489 shares have vested and are currently exercisable, and options to acquire the remaining 343,489 shares will have vested and become exercisable by September 6, 2001. In the event of the termination of employment of Mr. Cron or Mr. Hassett for any reason other than termination by us for cause, or in the event of a change of control of Uproar, all stock options that have not been exercised will immediately vest.

     Pursuant to the agreement with Mr. Marafioti, we have granted him options to acquire 500,000 shares of our common stock, of which options to acquire 62,498 shares have vested and are currently exercisable, and options to acquire the remaining 437,502 shares will have vested and become exercisable by September 25, 2001. Pursuant to the agreement with Mr. Strief, we have granted him options to acquire 700,000 shares of our common stock, of which options to acquire 87,498 shares have vested and are currently exercisable, and options to acquire the remaining 612,502 shares will have vested and become exercisable by September 25, 2001. In the event of the termination of employment of Mr. Marafioti or Mr. Strief by reason of his resignation for good reason or his termination by us without cause, or in the event of a change of control of Uproar, all stock options that have not been exercised by them will immediately vest.

     Messrs. Cron, Hassett, Marafioti and Strief are also entitled to participate in all health and other benefit plans provided by us to our executive employees. The employment of each continues on an at-will basis. The employment agreement of each of the executives prohibits him from competing with us for a period of one year from the date of termination if we terminate his employment for cause or if he resigns without good reason. We have agreed to indemnify each of the four executives for all liabilities relating to their status as officers or directors to the extent permitted by the laws of the State of Delaware.

     We entered into an employment agreement with Mr. Simon in December 1999. His employment agreement provides for compensation in the form of an annual salary and bonus. In addition, beginning on March 31, 2000, at the end of each calendar quarter during the term of the agreement, we will grant Mr. Simon options to acquire 15,000 shares of our common stock, which will vest and be exercisable upon termination of the agreement. Mr. Simon is also entitled to participate in all health and other benefit plans provided by us to our executive employees.

     Mr. Simon's employment under the agreement will end on the earliest of (1) December 2001, (2) the date on which our agreement with Pearson is modified so that the termination of Mr. Simon's employment with us no longer triggers Pearson's right to terminate our agreement with Pearson, or (3) the termination of the Pearson Agreement. In the event Mr. Simon's employment is terminated by us without cause, or he chooses to terminate his employment with us for good reason, all stock options previously granted to him will accelerate and vest in full.

     In Europe, consistent with standard market practices, we typically enter into employment agreements with all of our employees.


Stock Option Plans

Stock Incentive Plan

     The Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1999 Share Option/Share Issuance Plan. The Stock Incentive Plan became effective upon its adoption by the board of directors. We anticipate that it will be ratified by the stockholders within a reasonable time after board approval.


     As of February 22, 2000, 5,400,000 shares of our common stock were authorized for issuance under the Stock Incentive Plan. The Stock Incentive Plan share reserve will be automatically increased on the first trading day of each calendar year, beginning with the year 2001, by a number of shares equal to 1% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no annual increase will exceed 400,000 shares. In no event may any one participant in the Stock Incentive Plan receive option grants or direct stock issuances for more than 2,000,000 shares in the aggregate per calendar year.


     Outstanding options under the predecessor plan have been incorporated into the Stock Incentive Plan and no further option grants will thereafter be made under that predecessor plan. The incorporated options will continue to be governed by their existing terms, unless our compensation committee extends one or more features of the Stock Incentive Plan to those options. However, except as otherwise noted below, the outstanding options under that predecessor plan contain substantially the same terms and conditions summarized below for the discretionary option grant program under the Stock Incentive Plan.

     The Stock Incentive Plan has three separate programs:


   o the discretionary option grant program under which employees, non-employee directors and consultants may be granted options to purchase shares of Uproar's common stock;

   o the stock issuance program under which employees, non-employee directors and consultants may be issued shares of common stock directly, either for immediate purchase of such shares or as a bonus tied to the performance of services; and

   o the automatic option grant program under which non-employee directors will receive periodic option grants.

     The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine:

   o which eligible individuals are to receive option grants or stock issuances,

   o the time or times when such option grants or stock issuances are to be made,

   o the number of shares subject to each such grant or issuance,

   o the exercise or purchase price for each such grant or issuance,

   o the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws,

   o the vesting schedule to be in effect for the option grant or stock issuance and

   o the maximum term for which any granted option is to remain outstanding.


Neither the compensation committee nor the board of directors will exercise any administrative discretion with respect to the automatic option grant program for the non-employee directors.


     The exercise price for the options may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. Options may also be exercised through a same-day sale program without any cash outlay by the optionee.


     In the event that we are acquired in a stockholder-approved merger or asset sale, each outstanding option under the discretionary option grant program will automatically vest in full, except to the extent the option is assumed by the acquiring company or replaced with a cash incentive program, and each unvested share issued under the stock issuance program will automatically vest in full except to the extent our repurchase rights with respect to the issued shares are assumed by the acquiring company. The compensation committee may grant options and issue shares under those programs which will vest:

   o in the event of an acquisition even if the options and repurchase rights are assumed,

   o in the event of a change in control effected through a tender offer for more than 50% of our outstanding voting stock or by proxy contest for the election of board members, or

   o upon a termination of the individual's service whether following an acquisition or change in control or in the absence thereof.


     Stock appreciation rights may be issued under the discretionary option grant program which will provide the holders with the election to surrender their outstanding options for an appreciation distribution from Uproar equal to the fair market value of the vested shares subject to the surrendered option less the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of our common stock. Currently no stock appreciation rights are outstanding under the predecessor plan.

     The compensation committee has the authority to cancel outstanding options under the discretionary option grant program, including options incorporated from the predecessor plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.


     Under the automatic option grant program of the Stock Incentive Plan, each individual who first joins the board of directors as a nonemployee director will receive an option grant for 30,000 shares of our common stock at the time of his or her commencement of service on the board. Each such option will vest in a series of 3 annual installments upon the optionee's completion of each year of service over the 3-year period measured from the grant date. In addition, as of February 4, 2000, and thereafter at each annual meeting of stockholders beginning with the 2001 annual meeting, each individual who has served as a nonemployee director for at least 6 months and is to continue to serve as such will be granted an option to purchase 5,000 shares of our common stock. Each such option will vest in a series of 4 equal quarterly installments upon the optionee's completion of each quarter of service over the 1-year period measured from the grant date. Each option under the automatic option grant program will have an exercise price equal to the fair market value per share of our common stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board service.

However, each outstanding option will immediately vest upon an acquisition or change in control or the death or disability of the optionee while serving as a board member.

     Limited stock appreciation rights will automatically be granted under the automatic option grant program, and may be granted to one or more officers as part of their option grants under the discretionary option grant program, which will give option holders the right, in the event of a hostile tender offer for more than 50% of our outstanding voting stock, to surrender their vested options for a cash distribution from us in an amount equal to the excess of the tender-offer price of the shares subject to the surrendered options over the aggregate exercise price payable for such share.


     The board may amend or modify the Stock Incentive Plan at any time, subject to required stockholder approval. The Stock Incentive Plan will terminate no later than ten years from the effective date of the Plan.

                             CERTAIN TRANSACTIONS


     On February 2, 2000, we sold 1,265,372 shares of common stock for approximately $25.0 million to Trans Cosmos USA, Inc. As a result of this transaction, Trans Cosmos now owns more than 5% of our stock. In addition, we agreed to appoint a Trans Cosmos representative, Mr. Geddes, to our board of directors.


     In January 1999, we entered into a strategic relationship with Pearson Television that provides us with rights to create and produce English-language versions of television game show formats owned by Pearson. In connection with this arrangement, we issued 2,000,000 shares to Pearson. We also agreed to issue to Pearson an additional 400,000 shares between September 1999 and August 2000 and 400,000 shares between September 2000 and August 2001 if Pearson meets television distribution targets for its game shows in the United States as stated in our January 1999 agreement with Pearson. In addition, we agreed to appoint a Pearson representative, Ms. Mackay, to our board of directors. Ms. Mackay's term will expire at the annual stockholders' meeting in 2001.

     Under the merger agreement with PrizePoint, we issued approximately 2,440,000 shares of our common stock to PrizePoint stockholders, including Mr. Hassett, our President and Chief Operating Officer, and his family members. In addition, we appointed Mr. Hassett to our board of directors. Mr. Hassett's term will expire at the annual stockholders' meeting in 2001.

     In 1996, Michael Simon was granted an option to purchase 484,000 shares at a price of $0.46 per share and an option to purchase 200,000 shares of our common stock at $0.77 per share. The exercise price of these options was above the fair market value of the shares at the time of grant, and the expiration date of the options was December 31, 1997. In December 1997, our board of directors extended the expiration date of these options to June 30, 1998, and increased the exercise price to $0.53 per share and $0.88 per share, respectively. In 1998, Mr. Simon exercised these options.

     In 1997, we created an option program under which employees and directors were granted options to purchase in the aggregate up to 100,000 shares at an exercise price of $2.21 per share. That price was above the fair market value of the shares at the time this program was created. We granted the following directors and executive officers options under this program:


Name                         Options     Purchase Price
-------------------------   ---------   ----------------
  Michael K. Simon           82,000     $2.21 per share
  Thompson B. Barnhardt      32,000     $2.21 per share
  Esther Dyson               32,000     $2.21 per share

     In 1999, we acquired PrizePoint Entertainment. The following table sets out the number of PrizePoint shares that the following officers and directors of PrizePoint purchased, the number of our shares into which they were converted, and the equivalent per share price:

Name                               PrizePoint Shares     Uproar Shares     Price Per Uproar Share
-------------------------------   -------------------   ---------------   -----------------------
  Christopher R. Hassett               716,667             753,058               $ 0.84
  Francis G. Blot                      218,500             229,560               $ 0.01


The Uproar shares listed for Mr. Hassett include 184,400 shares owned by his spouse; the Uproar shares listed for Mr. Blot include 69,000 shares owned by his spouse.

     In 1999, we established our 1999 Share Option/Share Issuance Plan. The exercise price of all options granted under that Plan in 1999 was equal to the fair market value of the shares on the date of grant. The following directors and officers have been granted options under this program:


Name                           Options       Purchase Price
--------------------------   -----------   -----------------
  Kenneth D. Cron             1,600,000    $9.43 per share
  Christopher R. Hassett        686,978    $9.43 per share
  Michael K. Simon              100,000    $9.43 per share
  Francis G. Blot               223,360    $9.43 per share
  Shannon King                  200,000    $9.43 per share
  Robert D. Marafioti           500,000    $10.82 per share
  Jeffrey L. Strief             700,000    $10.82 per share


The options listed for Mr. Blot include 35,000 options granted to his spouse.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common stock as of January 31, 2000 and as adjusted to reflect the sale of the shares of common stock in this offering, for

     o each person who we know to beneficially own 5% or more of our common stock;

     o each executive officer named in the Summary Compensation Table;

     o each of our directors; and

     o all of our directors and executive officers as a group.

     Unless otherwise indicated, the address of each beneficial owner listed below is c/o Uproar Inc., 240 West 35th Street, 9th Floor, New York, New York 10001.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by such person that are exercisable within 60 days of January 31, 2000, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 23,972,468 shares of common stock outstanding as of January 31, 2000, and 28,737,320 shares of common stock to be outstanding after the completion of this offering, including 1,265,372 shares sold to a strategic investor on February 2, 2000.


                                                    Shares Beneficially        Shares Beneficially
                                                  Owned Prior to Offering     Owned After Offering
                                                  ------------------------   -----------------------
Name of Beneficial Owner                             Number       Percent       Number       Percent
-----------------------------------------------   ------------   ---------   ------------   --------
Kenneth D. Cron (1) ...........................      843,320      3.4%          843,320      2.9%
Christopher R. Hassett (2) ....................    1,096,547      4.5         1,096,547      3.8
Michael K. Simon (3) ..........................    1,395,101      5.8         1,395,101      4.9
David A. Becker (4) ...........................      400,000      1.6           400,000      1.4
Thompson B. Barnhardt (5) .....................       32,000       *             32,000       *
Esther Dyson (6) ..............................      158,240       *            158,240       *
Catherine V. Mackay (7) .......................    2,000,000      8.3         2,000,000      7.0
Pearson Television, Inc. (8) ..................    2,000,000      8.3         2,000,000      7.0
All directors and executive officers as a group
 (10 persons) .................................    8,534,764     32.7         8,534,764     29.7

------------
* Indicates less than one percent of the common stock.

(1) Includes 800,000 shares issuable upon the exercise of currently exercisable stock options.

(2) Includes (a) 343,489 shares issuable upon the exercise of currently exercisable stock options and 184,000 shares owned by Mr. Hassett's spouse.

(3) Includes 49,981 shares issuable upon the exercise of currently exercisable stock options.

(4) Includes 400,000 shares issuable upon the exercise of currently exercisable options. Mr. Becker's address is 87 Remsen Street, #3, Brooklyn, NY 11201.

(5) Includes 32,000 shares issuable upon the exercise of currently exercisable stock options. Mr. Barnhardt's address is c/o Biznes Polska.pl Sp zoo., Ul. Gornoslaska 7B, Warsaw 00-443.

(6) Includes 32,000 shares issuable upon the exercise of currently exercisable stock options. Ms. Dyson's address is 104 Fifth Avenue, 20th Floor, New York, NY 10011.

(7) All shares indicated as owned by Ms. Mackay are included because of Ms. Mackay's affiliation with Pearson Television, Inc. Ms. Mackay disclaims beneficial ownership of all shares owned by Pearson Television, Inc. Ms. Mackay's address is c/o Pearson Television, Inc., 1330 Avenue of the Americas, New York, NY 10019.

(8) The address of Pearson Television, Inc. is 1330 Avenue of the Americas, New York, NY 10019.

                         DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock and relevant provisions of our certificate of incorporation as will be in effect upon the closing of this offering and the bylaws as will be in effect upon the closing of this offering are summaries and are qualified by reference to our certificate of incorporation and the bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our Registration Statement of which this prospectus forms a part. The description of the common stock reflects changes to our capital structure that will occur upon the closing of the offering in accordance with the terms of our certificate of incorporation.

     Our authorized capital stock currently consists of 112,000,000 shares of common stock, par value $.01 per share, and 48,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

     As of January 31, 2000, there were 23,972,468 shares of common stock outstanding and held of record by stockholders. After giving effect to the issuance of the shares of common stock in this offering, there will be 28,737,320 shares of common stock outstanding upon the closing of this offering assuming that the underwriters do not exercise their over-allotment option and including 1,265,372 shares of our common stock sold to Trans Cosmos USA in February 2000.

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in the offering will be, when issued in consideration for payment, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

     Upon the closing of the offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 48,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock.

Global Instrument Certificate Units

     Some of our stockholders continue to hold interests in our shares in the form of undivided interests, or GIC Units, in global instrument certificates, or GICs, issued by Oesterreichische Kontrollbank Aktiengesellschaft, or OeKB, with each GIC Unit representing one share. OeKB holds the shares and all rights thereunder in trust for the GIC holders. OeKB, as legal owner of the shares, votes at stockholder meetings only in accordance with the instructions of GIC Unit holders, provided these have been received by OeKB in compliance with the terms and conditions of the GIC arrangements.

     GIC Units will be converted to the underlying shares on written application by the GIC Unit holders to the OeKB. The OeKB charges a fee to the GIC Unit holders for conversion according to the provisions applied by the OeKB from time to time. The OeKB will not automatically convert the GICs in respect of shares that it currently holds on behalf of GIC Unit holders to our shares of common stock.

     We withdrew from the trading facility for the GICs provided by the Vienna Stock Exchange on November 30, 1999. As a result, the GIC Units are no longer tradable on the Vienna Stock Exchange.

Registration Rights

     In our agreement with Pearson Television in January 1999, we granted Pearson rights to register the shares of common stock that it acquired under that agreement. Twice during the three-year period beginning in January 2001, Pearson is entitled to require us to register all or any portion of its shares. This type of registration right is known as a "demand" registration right. In addition, during the five-year period commencing in January 2001, Pearson is entitled to require us to register all or any portion of its shares when we register shares of our common stock for our own account or for the account of other stockholders. This type of registration right is known as a "piggyback" registration right.

     These registration rights are subject to certain conditions and limitations, including:

   o the right of the underwriters in any underwritten offering to limit the number of shares of common stock held by Pearson to be included in any demand or piggyback registration; and

   o our right to refuse to effect a registration pursuant to Pearson's demand registration rights during the twelve-month period following the effective date of a registration statement in connection with which Pearson exercised any piggyback registration rights, or at any time when another registration statement of ours, other than a Form S-4 or S-8, is reasonably foreseen by our board of directors to be filed within 30 days of a registration demand, has been filed and not yet become effective, or has been effective for less than six months prior to a registration demand.

     We are generally required to bear all of the expenses of registering Pearson's shares of common stock, other than underwriting discounts and commissions. Subject to the lock-up provisions contained in the Pearson agreement, registration of any of the shares of common stock held by Pearson would result in those shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, immediately after the effectiveness of the registration We have agreed to indemnify Pearson in connection with the registration of its shares of common stock under the terms of our agreement with Pearson.

     In connection with our sale of 1,265,372 shares of our common stock to a strategic investor, Trans Cosmos USA, Inc., in February 2000, we granted that strategic investor piggyback registration rights, subject to conditions and limitations including the right of the underwriters in any written offering to limit the number of shares of common stock held by Trans Cosmos to be included in such piggyback registration. We also granted Trans Cosmos the right to require us to file a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock it acquired from us. However, we are not obligated to file this registration statement if:

   o Form S-3 is not available;

   o Trans Cosmos proposes to sell its common stock for an aggregate price of less than $2.0 million;

   o our Chief Executive Officer provides Trans Cosmos with a certificate stating that, in the judgment of the Board of Directors, the registration would be seriously detrimental to us and our stockholders, which would allow us, once in any 12 month period, to defer the registration for up to 90 days;

   o the registration would require us to qualify to do business in any particular jurisdiction or to provide a second consent of service of process; or

   o we have filed two effective Form S-3 registrations for the strategic investor.

We are generally required to bear all of the expenses of registering Trans Cosmos common stock, other than underwriting discounts and commissions and legal fees of the strategic investor. Registration of any of the shares of common stock held by Trans Cosmos would result in those shares becoming freely tradable without restriction under the Securities Act immediately after effectiveness of the registration. We have agreed to indemnify Trans Cosmos in connection with the registration of its shares of common stock under the terms of the registration rights agreement.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Uproar's Certificate of Incorporation and Bylaws

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Uproar and, accordingly, may discourage attempts to acquire Uproar.

     In addition, provisions of the certificate of incorporation and bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Limitation of Liability and Indemnification Matters

     Our certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, or DGCL, our directors shall not be personally liable to Uproar or our stockholders for monetary damages for any breach of fiduciary duty as directors of Uproar. Under the DGCL, the directors have a fiduciary duty to Uproar which is not eliminated by this provision of the certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to Uproar, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involves intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

     (1) for any breach of the director's duty of loyalty to the corporation or its stockholders;

     (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     (3) arising under Section 174 of the DGCL; or

     (4) for any transaction from which the director derived an improper personal benefit.

The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that Uproar shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of Uproar, or is or was serving at the request of Uproar as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     Our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the DGCL would permit indemnification. We have obtained liability insurance for our officers and directors.

     At present, we are not the subject of pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.


Transfer Agent and Registrar

     The transfer agent and registrar for the common stock will be American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our common stock. Upon completion of this offering, we will have outstanding an aggregate of 28,737,320 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 25,237,320 of shares of our common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or are subject to transfer restrictions under Regulation S. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below. Subject to lock-up agreements described below and the provisions of Rules 144 and 701, these 25,237,320 shares will be available for sale in the public market as follows:




Number of Shares                                    Date
------------------     -----------------------------------------------------------------
   15,126,607           After the date of this prospectus
    7,733,760           After 90 days from the date of this prospectus subject, in some cases, to volume limitations
    2,763,320           As of July 8, 2000
    4,427,298           After 180 days from the date of this prospectus subject, in some cases, to volume limitations

Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

   o 1% of the number of common shares then outstanding, which will equal
     approximately      shares immediately after this offering; or

   o the average weekly trading volume of the common shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

     Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

     In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory share plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

     All of our officers, directors and some of our stockholders have signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner:

     o with the prior written consent of Salomon Smith Barney;

     o in the case of certain transfers to affiliates;

     o as a bona fide gift; or

     o to any trust.

     Pearson has agreed not to transfer or dispose of, directly or indirectly, any of the shares of our common stock issued to it under our agreement with Pearson until at least 180 days after the date of this prospectus. On and after that date, Pearson will be able to sell the entire number of shares that were issued to it under the agreement.


Registration Rights

     Beginning in January 2001, Pearson, or its transferees, will be entitled to request that we register up to 2,000,000 shares of our common stock. After this offering, Trans Cosmos, or its transferees, will be entitled to request that we register up to 1,265,372 shares of our common stock under the Securities Act of 1933, as amended, as described in more detail in "Description of Capital Stock -- Registration Rights."


Stock Plans

     At December 31, 1999, options to purchase 5,904,408 shares were issued and outstanding under our stock option plans and otherwise. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of the common stock applicable to Non-United States Holders of this common stock. For the purpose of this discussion, a Non-United States Holder is any holder that for United States federal income tax purposes is not a United States person. The following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not and will not seek a ruling from the Internal Revenue Service with respect to the United States federal income and estate tax consequences described below and, as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions set forth in this discussion. For purposes of this discussion, the term United States person means:

  o a citizen or resident of the United States;

  o a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;


  o an estate whose income is included in gross income for United States federal income tax purposes regardless of its source; or


  o a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.


This discussion does not consider:


   o United States state and local or non-United States tax consequences;


   o specific facts and circumstances that may be relevant to a particular Non-United States Holder's tax position, including, if the Non-United States Holder is a partnership, that the United States tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level;


   o the tax consequences for the shareholders or beneficiaries of a Non-United States Holder;


   o special tax rules that may apply to certain Non-United States Holders, including, without limitation, banks, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting; or


   o special tax rules that may apply to a Non-United States Holder that holds our common stock as part of a "straddle", "hedge", or "conversion transaction".


Dividends


     If we pay a dividend, any dividend paid to a Non-United States Holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by the Non-United States Holder or, if an income tax treaty applies, are attributable to a permanent establishment, or in the case of an individual, a "fixed base" in the United States, as provided in that treaty ("U.S. trade or business income"), are generally not subject to such withholding tax if the Non-United States Holders files the appropriate U.S. Internal Revenue Service Form with the payor. However, such U.S. trade or business income, net of deductions and credits, is taxed at the same graduated rates applicable to United States persons. Any U.S. trade or business income received by a Non-United States Holder that is a corporation may also, under circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

     Dividends paid on or prior to December 31, 2000 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for the purposes of determining the applicability of a tax treaty rate. For dividends paid after December 31, 2000:

   o a Non-United States Holder of common stock who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements;

   o in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide information, including a United States taxpayer identification number; and

   o look-through rules will apply for tiered partnerships.

     A Non-United States Holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the IRS.


Gain on Disposition of Common Stock

     A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of his common stock unless:

  o the gain is U.S. trade or business income (which gain, in the case of a corporate Non-United States Holder, must also be taken into account for branch profits tax purposes);

  o the Non-United States Holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

   o the Non-United States Holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates; or

  o Uproar is or has been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for its common stock.

     Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that Uproar has not been and is not currently, and we do not anticipate it becoming, a "United States real property holding corporation" for United States federal income tax purposes. The tax relating to stock in a "United States real property holding corporation" will not apply to a Non-United States Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of the common stock, provided that the common stock was regularly traded on an established securities market.


Backup Withholding and Information Reporting

     Generally, we must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of resident.

     Dividends paid to a Non-United States Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding will generally not apply to dividends paid to Non-United States Holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a United

States person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to Non-United States Holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such Non-United States Holder satisfies various certification requirements.

     Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the United States office of a broker or through a non-United States branch of a United States broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-United States status under penalties or perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-United States Holder of common stock outside the United States to or through a non-United States office of a non-United States broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

  o a United States person;

  o a "controlled foreign corporation" for United States federal income tax purposes; or

  o a foreign person 50% or more of whose gross income for certain periods is from the conduct of a United States trade or business unless the broker has documentary evidence in its files of the holders' Non-United States status and other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States Holders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on an investment in the common stock. Those final Treasury Regulations are generally effective for payments made after December 31, 2000.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the Internal Revenue Service.

Estate Tax

     An individual Non-United States Holder who owns common stock at the time of his death or had made a particular lifetime transfer of an interest in common stock will be required to include the value of that common stock in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

     The foregoing discussion is a summary of the principal federal income and estate tax consequences of the ownership, sale or other disposition of common stock by Non-United States Holders. Accordingly, investors are urged to consult their own tax advisors with respect to the income tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                 UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                              Number of
Underwriter                                    Shares
------------------------------------------   ----------
Salomon Smith Barney Inc. ................
Bear, Stearns & Co. Inc. .................
Banc of America Securities LLC ...........
SoundView Technology Group, Inc. .........
                                             ----------
 Total ...................................


     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Bear, Stearns & Co. Inc., Banc of America Securities LLC and SoundView Technology Group, Inc. are acting as representatives, propose to offer some of the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the initial public
offering price less a concession not in excess of $   per share. The
underwriters may allow, and such dealers may reallow, a concession not in
excess of $   per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 525,000 additional shares of common stock at the initial public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     At our request, the underwriters will reserve up to 210,000 shares of our common stock to be sold, at the initial public offering price, to our directors, officers and employees, as well as to some of our customers and suppliers and individuals associated or affiliated with our directors, officers and employees, customers and suppliers. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.

     Uproar, its officers and directors, and some of our stockholders have agreed that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     Prior to this offering there has been no public market for our common stock in the United States. The common stock is currently admitted for trading on EASDAQ under the symbol "UPRO". The initial price to public of the common stock in the United States will be determined by negotiation among the underwriters and Uproar. In addition to prevailing market conditions, among the factors that may be considered in determining the price to public of the common stock are Uproar's historical financial performance, estimates of Uproar's business potential and its prospects, the price of Uproar's shares on EASDAQ, an assessment of the Uproar's management and the consideration of the above factors in relation to the market valuations of companies in similar businesses.

     Uproar has applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "UPRO".

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Uproar in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.



                              Paid by Uproar
                      ------------------------------
                       No Exercise     Full Exercise
                      -------------   --------------
Per share .........        $               $
Total .............        $               $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic format is being made available on a Web site maintained by Wit SoundView's affiliate, Wit Capital Corporation. In addition, all dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available on Web sites maintained by each of these dealers. Other information contained on any of these Web sites and any information contained on any other Web site maintained by Wit Capital is not part of the prospectus or the registration statement, has not been approved or endorsed by Uproar or any underwriter and should not be relied upon by investors.

     We estimate that our total expenses for this offering will be $1.5 million.

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the common shares offered hereby will be passed upon for Uproar by Brobeck, Phleger & Harrison LLP, New York, New York. Various legal matters in connection with the offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Uproar Inc. and subsidiaries as of December 31, 1999 and the year then ended have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.


     The consolidated financial statements of Uproar Inc. and subsidiaries as of December 31, 1998 and each of the years in the two-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the report of KPMG Hungaria Kft., independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.


     The audited financial statements of PrizePoint as of December 31, 1998 and for the period from PrizePoint's inception, March 4, 1998, to December 31, 1998, incorporated into the financial statements included in this prospectus, were audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of that firm as experts in giving the reports.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     On August 28, 1998, we changed our auditors to KPMG Hungaria Kft. from Coopers & Lybrand in Dublin, Ireland. The decision to change independent accountants from Coopers & Lybrand, Dublin, to KPMG Hungaria Kft., was recommended by our audit committee and approved by our board of directors.

     We believe, and have been advised by the successor to Coopers & Lybrand, Dublin, PricewaterhouseCoopers LLP, Dublin, that it concurs in such belief that, for the period from February 1995 (inception) through the date of the change in accountants, Coopers & Lybrand, Dublin, did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Coopers & Lybrand, Dublin, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules thereto, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules, thereto.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information in our files in the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at
1-800-SEC-1330 for further information about the public reference rooms. Uproar's Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's Internet site (http://www.sec.gov).

     As a result of the offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors and to make available to our stockholders quarterly reports containing unaudited interim consolidated financial data for the first three quarters of each fiscal year.

     Companies approved for trading on EASDAQ are required to publish relevant financial and other information regularly and to keep the public informed of all events likely to affect the market price of their securities. Price-sensitive information is available to investors in Europe through the EASDAQ-Reuters Regulatory Company Reporting System and other international information providers. Investors who do not have direct access to such information should ask their financial advisors for the terms on which such information will be provided to them by these financial advisors. We will ensure that a summary of our quarterly and annual financial statements will be provided to stockholders in Europe across the EASDAQ Company Reporting System, or ECR System. A hard copy of the annual report will be provided to stockholders promptly after it becomes available. Complete quarterly statements will either be sent by us to our stockholders or will be available upon request from the us at our executive offices. Copies of all documents filed by us with EASDAQ are also available for inspection at the offices of EASDAQ, 56 Rue de Colonies, Bte.15, B-1000 Brussels, Belgium.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

                       December 31, 1997, 1998 and 1999


                               Table of Contents




Independent Auditors' Reports .........................................    F-2
Consolidated Balance Sheets ...........................................    F-4
Consolidated Statements of Operations .................................    F-5
Consolidated Statements of Stockholders' Equity and Comprehensive Loss     F-6
Consolidated Statements of Cash Flows .................................    F-7
Notes to Consolidated Financial Statements ............................    F-8
Report of Independent Public Accountants ..............................   F-22

                               [Firm Letterhead]



                         Independent Auditors' Report




The Board of Directors and Stockholders
Uproar Inc.:

     We have audited the accompanying consolidated balance sheet of Uproar Inc. and subsidiaries (formerly Uproar Ltd.) as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uproar Inc. and subsidiaries, (formerly Uproar Ltd.) as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                              (Signed) KPMG LLP


New York, New York

February 4, 2000

                               [Firm Letterhead]



                         Independent Auditors' Report




The Board of Directors and Stockholders
Uproar Inc.:

     We have audited the accompanying consolidated balance sheet of Uproar Inc. and subsidiaries (formerly Uproar Ltd.) as of December 31, 1998, and the consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the years ended December 31, 1997 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of PrizePoint Entertainment Corporation, a Delaware corporation, a company acquired during 1999 in a transaction accounted for as a pooling of interests, as discussed in note 3. Such financial statements are included in the financial statements of Uproar Inc. (formerly Uproar Ltd.) and subsidiaries as of and for the year ended December 31, 1998 and reflect 23% and 0% of total consolidated assets and revenues respectively. Those financial statements were audited by other auditors whose unqualified report has been furnished to us and our opinion, insofar as it relates to amounts included for PrizePoint Entertainment Corporation, is based solely upon the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uproar Inc. and subsidiaries, (formerly Uproar Ltd.) as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.




                                              (Signed) KPMG Hungaria Kft.

August 4, 1999, except for paragraph 1 of note 19
which is as of December 16, 1999

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)
                          Consolidated Balance Sheets
                       As of December 31, 1998 and 1999




                                                                      December 31,
                                                           -----------------------------------
                                                                 1998               1999
                                                           ----------------   ----------------
Assets
Current assets:
 Cash and cash equivalents .............................    $   7,035,645      $  15,135,742
 Restricted cash .......................................               --            604,275
 Accounts receivable -- net of allowance for doubtful
   accounts of $0 and $271,000, respectively ...........          551,036          3,767,769
 Prepaid advertising ...................................          201,327          3,861,996
 Other current assets ..................................           24,689            744,612
                                                            -------------      -------------
    Total current assets ...............................        7,812,697         24,114,394
                                                            -------------      -------------
Property and equipment, net ............................        1,111,966          5,031,429
Intangible assets, net .................................           47,357         10,649,387
Other long term assets .................................          138,685            173,426
Prepaid advertising, long term portion .................               --          2,847,005
                                                            -------------      -------------
    Total assets .......................................    $   9,110,705      $  42,815,641
                                                            =============      =============
Liabilities and stockholders' equity
Current liabilities:
 Current portion of capital lease obligation ...........    $      25,949      $     102,777
 Trade accounts payable ................................          855,866          1,390,908
 Accrued expenses ......................................          471,906          3,921,570
 Other current liabilities .............................           15,188            144,399
                                                            -------------      -------------
    Total current liabilities ..........................        1,368,909          5,559,654
                                                            -------------      -------------
Long term portion of capital lease obligation ..........           15,134             51,681
Stockholders' equity:
 Preferred stock, $.01 par value, 48,000,000 shares
   authorized, none issued .............................               --                 --
 Common stock, $.05 par value, 112,000,000 shares
   authorized; 17,746,280 and 23,971,948 shares issued
   and outstanding at December 31, 1998 and 1999
   respectively ........................................          643,860          1,198,597
 Additional paid-in capital ............................       17,470,939         85,193,156
 Accumulated deficit ...................................      (10,424,698)       (49,149,339)
 Accumulated other comprehensive income (loss) .........           36,561            (38,108)
                                                            -------------      -------------
    Total stockholders' equity .........................        7,726,662         37,204,306
                                                            -------------      -------------
    Total liabilities and stockholders' equity .........    $   9,110,705      $  42,815,641
                                                            =============      =============


The balance sheet at December 31, 1998 has been restated to reflect the acquisition of PrizePoint Entertainment Corporation, which was completed on June 7, 1999 and accounted for as a pooling of interests.


              The accompanying notes are an integral part of these
                        consolidated financial statements

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)
                     Consolidated Statements of Operations
                 Years Ended December 31, 1997, 1998 and 1999




                                                     1997              1998              1999
                                               ---------------   ---------------   ----------------
Revenues ...................................    $    348,709      $  1,632,969      $  10,391,527
Cost of revenues ...........................        (216,586)         (760,376)        (2,533,294)
                                                ------------      ------------      -------------
Gross profit ...............................         132,123           872,593          7,858,233
                                                ------------      ------------      -------------
Sales and marketing ........................       1,087,058         3,770,866         28,065,956
Product and technology
 development ...............................         772,744           849,486          3,701,393
General and administrative .................       2,092,394         2,327,720          8,919,011
Amortization of intangible assets ..........              --             9,303          6,086,198
                                                ------------      ------------      -------------
Total operating expenses ...................       3,952,196         6,957,375         46,772,558
                                                ------------      ------------      -------------
Loss from operations .......................      (3,820,073)       (6,084,782)       (38,914,325)
Other income (expenses):
 Foreign exchange gain (loss) ..............         (85,439)           57,401           (119,996)
 Interest income ...........................          97,717           205,751            535,166
 Interest expense ..........................         (15,368)               --             (7,050)
 Other income (expense) ....................              --                --           (190,436)
                                                ------------      ------------      -------------
 Loss before income taxes ..................      (3,823,163)       (5,821,630)       (38,696,641)
 Provision for income taxes ................           5,582             9,020             28,000
                                                ------------      ------------      -------------
 Net loss ..................................    $ (3,828,745)     $ (5,830,650)     $ (38,724,641)
                                                ============      ============      =============
 Basic and diluted loss per share .             $      (0.42)     $      (0.40)     $       (1.77)
 Weighted average number of
   common shares outstanding ...............       9,034,928        14,697,112         21,909,456
                                                ============      ============      =============


The results for all periods have been restated to reflect the acquisition of PrizePoint Entertainment Corporation which was completed on June 7, 1999 and accounted for as a pooling of interests.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)
    Consolidated Statements of Stockholders' Equity and Comprehensive Loss
                 Years ended December 31, 1997, 1998 and 1999




                                                                            Additional
                                                   Common Stock
                                          ------------------------------      Paid-in
                                              Shares          Amount          Capital
                                          --------------  --------------  --------------
Balance at December 31, 1996 ...........     5,400,000         210,162         394,549
Comprehensive loss: ....................
 Net loss ..............................
 Foreign currency translation ..........
Total comprehensive loss ...............
Sale of common stock ...................     4,000,000         157,526       4,558,161
Stockholder receivable .................                                       195,318
Conversion of loan notes ...............     1,774,600          69,138         366,420
Exercise of stock options ..............       289,080          10,206         139,042
Stock compensation expense .............                                     1,244,888
                                                                             ---------
Balance at December 31, 1997 ...........    11,463,680         447,032       6,898,378
Comprehensive loss:
 Net loss ..............................
 Foreign currency translation ..........
Total comprehensive loss ...............
Sale of common stock ...................     4,758,360         144,253       9,522,211
Exercise of stock options ..............     1,524,240          52,575       1,047,246
Stock compensation expense .............                                         3,104
                                                                             ---------
Balance at December 31, 1998 ...........    17,746,280         643,860      17,470,939
Comprehensive loss:
 Net loss ..............................
 Foreign currency translation ..........
Total comprehensive loss ...............
Re-denomination of currency of
 common stock ..........................                       288,858        (288,858)
Acquisition and retirement of shares              (760)            (38)        (19,342)
Sale of common stock ...................     3,875,360         179,064      39,887,305
Issuance of common stock for
 intangible assets and advertising
 services from Pearson Television
 Limited ...............................     2,000,000          69,300      24,586,575
Exercise of warrants ...................        43,360           2,168         247,832
Stock compensation expense .............                                       735,489
Exercise of stock options ..............       307,708          15,385       2,573,216
                                            ----------         -------      ----------
Balance at December 31, 1999 ...........    23,971,948      $1,198,597      85,193,156
                                            ==========      ==========      ==========

                                                               Accumulated
                                                                  Other
                                             Accumulated      Comprehensive
                                               Deficit        Income (Loss)         Total
                                          -----------------  ---------------  ----------------
Balance at December 31, 1996 ...........         (765,303)         (1,960)           (162,552)
Comprehensive loss: ....................
 Net loss ..............................       (3,828,745)                         (3,828,745)
 Foreign currency translation ..........                           32,663              32,663
                                                                                   ----------
Total comprehensive loss ...............                                           (3,796,082)
                                                                                   ----------
Sale of common stock ...................                                            4,715,687
Stockholder receivable .................                                              195,318
Conversion of loan notes ...............                                              435,558
Exercise of stock options ..............                                              149,248
Stock compensation expense .............                                            1,244,888
                                                                                   ----------
Balance at December 31, 1997 ...........       (4,594,048)         30,703           2,782,065
Comprehensive loss:
 Net loss ..............................       (5,830,650)                         (5,830,650)
 Foreign currency translation ..........                            5,858               5,858
                                                                                   ----------
Total comprehensive loss ...............                                           (5,824,792)
                                                                                   ----------
Sale of common stock ...................                                            9,666,464
Exercise of stock options ..............                                            1,099,821
Stock compensation expense .............                                                3,104
                                                                                   ----------
Balance at December 31, 1998 ...........      (10,424,698)         36,561           7,726,662
Comprehensive loss:
 Net loss ..............................      (38,724,641)                        (38,724,641)
 Foreign currency translation ..........                          (74,669)            (74,669)
                                                                                  -----------
Total comprehensive loss ...............                                          (38,799,310)
                                                                                  -----------
Re-denomination of currency of
 common stock ..........................                                                   --
Acquisition and retirement of shares                                                  (19,380)
Sale of common stock ...................                                           40,066,369
Issuance of common stock for
 intangible assets and advertising
 services from Pearson Television
 Limited ...............................                                           24,655,875
Exercise of warrants ...................                                              250,000
Stock compensation expense .............                                              735,489
Exercise of stock options ..............                                            2,588,601
                                                                                  -----------
Balance at December 31, 1999 ...........    $ (49,149,339)     $  (38,108)     $   37,204,306
                                            =============      ==========      ==============

The results for all periods have been restated to reflect the acquisition of PrizePoint Entertainment Corporation which was completed on June 7, 1999 and accounted for as a pooling of interests.


              The accompanying notes are an integral part of these
                       consolidated financial statements

                         Uproar Inc. and Subsidiaries
                             (Formerly Uproar Ltd)
                     Consolidated Statements of Cash Flows
                 Years ended December 31, 1997, 1998 and 1999




                                                                                 Year ended
                                                                                December 31,
                                                          --------------------------------------------------------
                                                                1997                1998                1999
Cash flows from operating activities
 Net loss .............................................     $ (3,828,745)      $  (5,830,650)      $ (38,724,641)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
 Depreciation and amortization ........................           56,556             183,181           6,954,230
 Provision for doubtful accounts ......................               --                  --             270,913
 Amortization of prepaid advertising services .........               --                  --           1,338,999
 Stock compensation expense ...........................        1,244,888               3,104             735,489
 Loss on sale of property and equipment ...............               --                  --             189,683
 Changes in operating assets and liabilities
   Accounts receivable ................................         (229,821)           (302,366)         (3,487,646)
   Prepaid advertising and other current assets .......          (66,909)           (121,858)           (584,596)
   Trade accounts payable .............................          115,204             711,060             667,411
   Income tax payable .................................           (2,936)                 --                  --
   Accrued expenses and other current liabilities .....          104,521             342,267           3,578,875
   Other long term assets .............................          (59,210)            (79,475)            (34,741)
                                                            ------------       -------------       -------------
 Net cash used in operating activities ................       (2,666,452)         (5,094,737)        (29,096,024)
                                                            ------------       -------------       -------------
Cash flows from investing activities
 Purchase of intangibles ..............................          (13,955)            (42,706)                 --
 Purchase of property and equipment ...................         (260,220)           (930,470)         (4,965,269)
 Increase in restricted cash ..........................               --                  --            (604,275)
 Proceeds from sale of equipment ......................               --                  --              27,154
                                                            ------------       -------------       -------------
 Net cash used in investing activities ................         (274,175)           (973,176)         (5,542,390)
                                                            ------------       -------------       -------------
Cash flows from financing activities
 Proceeds from issuance of common stock ...............        4,911,005           9,666,464          40,046,989
 Proceeds from exercise of stock options and
   warrants ...........................................          149,248           1,099,821           2,838,601
 Principal payments on capital leases .................               --             (10,812)            (72,410)
                                                            ------------       -------------       -------------
 Net cash provided by financing activities ............        5,060,253          10,755,473          42,813,180
                                                            ------------       -------------       -------------
 Effect of exchange rate on cash ......................          (45,307)              5,858             (74,669)
                                                            ------------       -------------       -------------
 Net increase in cash and cash equivalents ............        2,074,319           4,693,418           8,100,097
 Cash and cash equivalents, beginning of year .........          267,908           2,342,227           7,035,645
                                                            ------------       -------------       -------------
 Cash and cash equivalents, end of year ...............     $  2,342,227       $   7,035,645       $  15,135,742
                                                            ============       =============       =============
Supplemental disclosure of cash flow information
 Interest paid ........................................     $     41,441       $          --       $       7,050
 Income taxes paid ....................................            8,518              10,625              15,842
 Issuance of common stock for advertising
   services and intangibles ...........................               --                  --          24,655,875
 Purchase of equipment under capital lease
   obligations ........................................               --              41,083             185,785
 Conversion of debt to common stock ...................          435,558                  --                  --


The results for all periods have been restated to reflect the acquisition of PrizePoint Entertainment Corporation which was completed on June 7, 1999 and accounted for as a pooling of interests.

              The accompanying notes are an integral part of these
                        consolidated financial statements

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

                  Notes to Consolidated Financial Statements


(1) Nature of business


     The Company was originally formed in February 1995 as E-Pub Services Limited, a corporation organized under the laws of Ireland. In July 1997, due to tax matters related to the trading of common shares on the third tier of the Vienna Stock Exchange, we formed Uproar Ltd., a corporation organized under the laws of Bermuda. All shareholders in E-Pub Services Limited became shareholders in Uproar Ltd. by exchanging their shares in E-Pub Services Limited for shares in Uproar Ltd. at a ratio of 1:1. The transaction was accounted for as a transaction between companies under common control and therefore there was no adjustment to the historical basis of the assets and liabilities of E-Pub Services Limited.


     Uproar Inc. was incorporated in Delaware on December 16, 1999. Uproar Ltd. subsequently domesticated from Bermuda to Delaware and, on January 27, 2000 merged with Uproar Inc. See note 19. Between the date of incorporation and January 27, 2000, Uproar Inc. had no substantial operations.


     The Company provides online game shows and interactive multi-player games that appeal to a broad audience. The Company seeks to attract a large, quality audience by offering highly engaging and "sticky" products. Players access the products free of charge, the Company's revenue primarily being generated through the sale of advertising. The Company operates in one business segment.

(2) Significant accounting policies and procedures

     (a) Principles of consolidation

     The consolidated financial statements comprise the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

     (b) Cash equivalents

     The Company considers all highly liquid investments with a maturity of three months or less at the time of acquisition to be cash equivalents. Cash equivalents at December 31, 1998 and December 31, 1999 consist primarily of money market funds. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions.

     Restricted cash consists of cash on deposit supporting letters of credit in favor of lessors for two office leases.

     (c) Fair value of financial instruments

     The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

     (d) Currency translation and transactions

     The reporting currency for the Company is the United States Dollar (USD). The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of the subsidiaries whose functional currency is other than the USD are included in the consolidated financial statements by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting year. The statements of operations and cash flows of such non-USD functional currency operations are translated at the average exchange rate for the reporting year. Translation gains or losses are accumulated as a separate component of stockholders' equity. Currency transaction gains or losses arising from transactions of the Company in currencies other than the functional currency are included in operations for each reporting period.

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)


(2) Significant accounting policies and procedures  -- (Continued)

     (e) Property and equipment

     Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:



                                                Years
                                               ------
  Furniture and fixtures ...................     8
  Computer equipment and software ..........     3

     (f) Intangible assets

     Intangible assets consist principally of intangible assets arising from the agreement with Pearson Television (note 14(b)) which are being amortized on a straight-line basis over the period of benefit, the thirty-three month life of the agreement. Other intangible assets consist of costs incurred for trademarks and license fees. These assets are amortized over five years, which is the estimated period of benefit, on a straight-line basis.

     (g) Impairment of long-lived assets and long-lived assets to be disposed of

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     (h) Stock based compensation

     The Company accounts for stock based compensation under the intrinsic-value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issues to Employees," and discloses the effect of the difference in applying the fair value based method of accounting on a pro-forma basis, as required by SFAS No. 123 "Accounting for Stock-Based Compensation."

     (i) Revenue recognition

     Advertising revenues are derived principally from short-term advertising contracts in which the Company typically guarantees its advertising customers a minimum number of impressions to be delivered to users of its Web sites or clicks, over a specified period of time for a fixed fee. Customers are invoiced monthly in accordance with delivery of advertising services during the month. Advertising revenues are recognized as the advertisement is displayed or as users click or otherwise respond to advertisements, provided that no significant Company obligations remain. To the extent that minimum guaranteed impressions are not met or clicks, the Company defers recognition of the corresponding revenues until the guaranteed impressions or clicks are achieved. Advertising revenues were approximately 79%, 95% and 98% of total revenues for the years ended December 31, 1997, 1998, and 1999, respectively.

     The Company commenced selling merchandise through its Web site in December 1999 and has recognized related revenues of approximately $15,000 for the year ended December 31, 1999. Such revenues include shipping and handling fees. Revenue is recognized at the time of shipment from the warehouse or directly from the supplier. Customers have a right to return product within 21 days after shipment. The Company provides an allowance for actual sales returns in the 21 days subsequent to a period end. Through January 28, 2000, the Company has not experienced any returns.

     The Company provides sponsorship advertising on game shows or on a portion of its Web sites in consideration for a fixed fee. The Company incurs insignificant costs to customize the advertisements received

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)


(2) Significant accounting policies and procedures  -- (Continued)

from the sponsors which are expensed as incurred. Sponsorship agreements do not segregate the fees for development of customized features and displaying the sponsors advertisments on the Web sites, therefore, the entire fee is deferred and recognized ratably in the period in which the sponsor's advertising is displayed.

     The Company enters into arrangements with third parties whereby the Company's games are displayed on the third parties' Web sites. The revenues generated from advertising in connection with the use of the Company's games are recognized ratably in the period in which the advertising is displayed on the third party Web site. Generally, the Company is responsible for selling the advertising, billing and collections and is obligated to pay the third parties their fees for displaying the games on their Web sites regardless of whether the Company collects the advertising revenue. In these situations the Company records the advertising revenues and the payments to the third parties are recorded as cost of revenues. When the third party sells the advertising and pays the Company a portion of the advertising revenues, the Company only recognizes revenue for its portion of gross revenues.

     Revenues include barter revenues from the exchange by the Company of services or advertising space on the Company's Web sites for reciprocal advertising or promotional services including prizes. Revenues from these barter transactions are recorded at the estimated fair value of the services or advertisements delivered, unless the fair value of the goods or services received is more objectively determinable, and are recognized when the advertisements are run on the Company's Web sites or services are provided. The related expense is recorded when it is incurred and classified as sales and marketing expenses or cost of revenues in accordance with the terms of the barter agreement.

     Barter revenues represented 0%, 22% and 14% of total revenues for the years ended December 31, 1997, 1998, and 1999, respectively.

     In 1997, one advertising customer accounted for 14% of total revenues and another accounted for 11%. In 1998, one advertising customer accounted for 21% of total revenues while another customer accounted for 12%. In 1999, one advertising customer accounted for 14% of total revenues.

     (j) Cost of revenues

     Cost of revenues is primarily comprised of prize expenses, Internet connection charges, royalties, merchandise costs and a portion of computer equipment and software depreciation.

     (k) Product development and advertising

     Product development costs and advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expenses, amounted to $188,000, $1,847,000 and $22,739,000 in 1997, 1998, and 1999 respectively.
Prepaid Pearson advertising costs (notes 7 and 14(b)) are being amortized commencing April 1, 1999 over the thirty-month contractual period the advertising services are provided to the Company.

     (l) Merchandise Inventory

     Inventories which are stated at the lower of cost or market, are comprised of goods available for the online sale of merchandise through the Company's Web site and are included in other current assets. See note 6.

     (m) Business segment reporting

     The Company has determined that it does not have any separately reportable business segments. However related disclosures about products and services, geographic areas and major customers are included in note 17.

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)


(2) Significant accounting policies and procedures  -- (Continued)

     (n) Income taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (o) Net loss per share

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings Per Share". Basic net income per share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants, are included in net income per share to the extent such shares are dilutive. Common stock equivalents were not included in loss per share for any periods presented since they were anitdilutive. Potentially dilutive common stock equivalents, consisting of stock options, as of December 31, 1997, 1998 and 1999 amounted to 2,110,920, 897,200, and 5,904,408 respectively.

     (p) Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates made by the Company include the useful lives and recoverability of long-lived assets.

     (q) Recent accounting pronouncements

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company adopted these statements effective July 1, 1998 and June 30, 1999, respectively. These statements modified or expanded the Company's stockholders' equity and segment disclosures and had no impact on the Company's results of operations, financial position or cash flows.

     In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for fiscal years beginning after June 15, 2000, will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. The Company is required to adopt the new statement effective July 1, 2000, and has not yet determined the effect SFAS No. 133 will have on its results of operations and financial position. This statement is not required to be applied retroactively to financial statements of prior periods.

     In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement did not have any effect on the Company's results of operations, financial position or cash flows.

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)


(2) Significant accounting policies and procedures  -- (Continued)

     In 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The Company has reported on the income statement basic and diluted loss per share for all periods presented.

(3) PrizePoint acquisition

     On June 7, 1999, the Company completed an acquisition of PrizePoint Entertainment Corporation ("PrizePoint"), a provider of online single-player games. Under the terms of the acquisition agreement the Company exchanged approximately 2.44 million shares of its common stock in exchange for all of the outstanding shares of common stock of PrizePoint. Fractional shares were acquired for $19,380 and then retired. All outstanding PrizePoint preferred shares were converted in accordance with their original terms into PrizePoint common stock immediately prior to the acquisition. The acquisition has been accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated to include the accounts and operations of PrizePoint for all periods prior to the merger.

     Separate revenues and net loss amounts for the year ended December 31, 1998 and three months ended March 31, 1999 are summarized below:




                                   December 31,        March 31,
                                       1998               1999
                                 ----------------   ---------------
                                                      (Unaudited)
  Revenues
  Uproar .....................     $  1,632,969      $    963,418
  PrizePoint .................               --            47,750
                                   ------------      ------------
                                      1,632,969         1,011,168
                                   ------------      ------------
  Net loss
  Uproar .....................       (4,602,025)       (4,399,357)
  PrizePoint .................       (1,228,625)         (818,575)
                                   ------------      ------------
                                   $ (5,830,650)     $ (5,217,932)
                                   ============      ============

     PrizePoint was formed in March 1998 and recognized revenues beginning in the first quarter of 1999. Adjustments to eliminate the sale of advertising between Uproar Inc. and PrizePoint reduced combined net revenue by $12,000 for the three months ended March 31, 1999.

(4) Property and equipment

                                                   December 31,
                                          -------------------------------
                                               1998             1999
                                          -------------   ---------------
Computer equipment ....................    $  963,053      $  4,680,785
Purchased software ....................       162,768           667,335
Furniture and fixtures ................       247,184           568,493
Construction in progress ..............            --           162,461
                                           ----------      ------------
                                            1,373,005         6,079,074
Less accumulated depreciation .........      (261,039)       (1,047,645)
                                           ----------      ------------
                                           $1,111,966      $  5,031,429
                                           ==========      ============

     Depreciation expense for 1997, 1998, and 1999 was $56,556, $173,878 and $882,385 respectively.

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)


(5) Intangible assets, net

     Intangible assets consist of the following:


                                                             December 31,
                                                     ----------------------------
                                                         1998           1999
                                                     -----------   --------------
Intangible benefits of Pearson Agreement .........    $     --      $ 16,673,875
Patents ..........................................       3,510             3,510
Trademarks .......................................       6,345             6,283
Licenses .........................................      45,622            44,823
Other ............................................       1,183             1,344
                                                      --------      ------------
                                                        56,660        16,729,835
Less accumulated amortization ....................      (9,303)       (6,080,448)
                                                      --------      ------------
                                                      $ 47,357      $ 10,649,387
                                                      ========      ============

     The intangible benefits of the Pearson agreement include a license to create and use the English language Internet versions of certain Pearson game shows and benefits from association with Pearson and their brands during the thirty-three month term of the agreement.

(6) Other current assets

     Other current assets consist of the following:



                                                   December 31,
                                            --------------------------
                                                1998          1999
                                            -----------   ------------
Prepaid insurance .......................    $ 19,864      $ 178,446
Prepaid license fees ....................          --        150,000
Prepaid data warehouse services .........          --         22,032
Prepaid rent ............................          --         85,281
Merchandise inventory ...................          --        172,508
Other ...................................       4,825        136,345
                                             --------      ---------
                                             $ 24,689      $ 744,612
                                             ========      =========

(7) Prepaid advertising



                                                              December 31,
                                                      -----------------------------
                                                          1998            1999
                                                      ------------   --------------
Prepaid advertising ...............................    $ 201,327      $    66,000
Prepaid Pearson advertising -- note 14(b) .........           --        3,795,996
                                                       ---------      -----------
                                                       $ 201,327      $ 3,861,996
                                                       =========      ===========
Long term portion of prepaid Pearson
 advertising -- note 14(b) ........................    $      --      $ 2,847,005
                                                       =========      ===========

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)


(8) Other long term assets


     Other long term assets consist of the following:



                                     December 31,
                              ---------------------------
                                  1998           1999
                              ------------   ------------
Security deposits .........    $ 125,035      $ 168,657
Other .....................       13,650          4,769
                               ---------      ---------
                               $ 138,685      $ 173,426
                               =========      =========

(9) Accrued expenses


     Accrued expenses consist of the following:



                                            December 31,
                                    ----------------------------
                                        1998           1999
                                    -----------   --------------
Advertising .....................    $  33,825     $ 2,786,020
Severance .......................           --          94,225
Prizes and awards ...............       59,638         174,008
Commission and salaries .........       95,675          78,943
Deferred revenue ................       30,000         154,906
Bonus ...........................       91,757          16,500
Legal and other fees ............      123,102         256,141
Other accruals ..................       37,909         360,828
                                     ---------     -----------
                                     $ 471,906     $ 3,921,570
                                     =========     ===========

     Accrued advertising consists of uninvoiced online banner advertising purchased by and delivered to the Company.


(10) Valuation and qualifying accounts



                                          Balance at           Provisions                          Balance
                                           Beginning          for Returns                          End of
                                           of Period     and Doubtful Accounts     Write-offs      Period
                                         ------------   -----------------------   ------------   ----------
Year ended December 31, 1997 .........       --                      --               --               --
Year ended December 31, 1998 .........       --                      --               --               --
Year ended December 31, 1999 .........       --                 270,913               --          270,913

(11) Stockholders' equity


     During 1997, 4,000,000 shares of common stock were sold in a private placement. Net proceeds to the Company were $4,715,687.


     In accordance with their original terms, during 1997 loan notes totaling NLG 832,000 ($435,558) were converted to common stock at a rate of NLG 18.756 for every forty shares, which resulted in the issuance of 1,774,600 shares.


     E-Pub Services Limited was the predecessor company to Uproar Limited. During 1997, 11,174,600 common shares in E-Pub Services Limited, representing 100% of the equity ownership, were exchanged at the ratio of 1:1 for the common shares in Uproar Limited, a company under common control, at that time a non-operating shell company.

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)


(11) Stockholders' equity  -- (Continued)

     During 1998, 4,758,360 shares of common stock were sold in a private placement. Net proceeds to the Company were $9,666,464.

     In January 1999, 1,000,000 shares of common stock were sold in a private placement. Net proceeds to the Company totaled $9,344,654.

     In January 1999, 2,000,000 shares of common stock were issued to Pearson Television Limited in exchange for intangible benefits, advertising services and cash of $124,599. The fair value of the common stock issued was $24,780,474. See Note 14(b).

     In January 1999, 43,360 shares of common stock were sold in a private placement for $250,000.

     On April 1, 1999 the par value of the Company's common stock was changed from 1 Irish Punt to $0.05. Subsequently the Company effected a 20 for 1 stock split. The net effect of these transactions was a $288,858 transfer from additional paid-in capital to common stock. All prior period stock transactions have been restated to reflect the impact of the stock split.

     In June 1999, 43,360 warrants, which had been issued by PrizePoint during 1998, were exercised at an aggregate exercise price of $250,000.

     In July 1999 the Company completed the sale of 2,832,000 shares on the EASDAQ stock exchange. Net proceeds to the Company totaled $30,347,116.

(12) Stock compensation plan

     As of December 31, 1998 the Company had one stock-based compensation plan. The plan authorizes the granting of options to acquire the Company's common stock to selected key employees, who also may be officers, and to non-employee directors. Options granted prior to July 1, 1997 were granted with an exercise price above the common stock's market value at the date of grant and became fully exercisable on December 31, 1997. The original expiration date of these options was also December 31, 1997. On December 31, 1997, the exercise price of these options was increased by 15% and the expiration date was extended to June 30, 1998. Compensation expense for the excess of the market value over the exercise price, aggregating $1,244,888 was recorded at that time. Generally 50% of the options granted under this plan vest and become fully exercisable two years from the date of grant and the remaining 50% vest and become fully exercisable three years from the date of grant. During 1998 and 1999 the Company granted options under this plan with exercise prices less than the fair value of the common stock which resulted in stock compensation expense of $1,406,623. This amount is recorded as compensation expense over the vesting periods, and amounted to $3,104 and $735,489 for the years ended December 31, 1998 and 1999, respectively.

     During 1999, the Company established the Uproar Ltd. 1999 Share Option/Share Issuance Plan (the "1999 Plan"). The 1999 Plan authorizes the Company to grant options to its employees, non-employee directors and consultants to purchase up to 5,400,000 shares of the Company's common stock, as well as to issue shares directly to such persons without any intervening option grants. The exercise period for options granted under the Plan can be no more than ten years from the date of grant. The Company commenced granting options under the 1999 Plan in September, 1999 and the exercise price of each such option was the market value of a share of the Company's common stock on the date of grant.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation plans. The compensation cost charged against income was $1,244,888, $3,104, and $735,489 for the years ended December 31, 1997, 1998 and 1999 respectively. Had compensation cost been determined in accordance with the provisions of SFAS No. 123, the Company's net loss and net loss per share would have been the pro forma amounts indicated below. The fair values of the options for the pro-forma calculations are computed using the Black-Scholes method.

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)

(12) Stock compensation plan  -- (Continued)

                                                                Year ended December 31,
                                                -------------------------------------------------------
                                                      1997               1998                1999
                                                ----------------   ----------------   -----------------
Net Loss
 As reported ................................   $(3,828,745)       $(5,830,650)       $(38,724,641)
 Proforma ...................................    (3,890,803)        (6,678,354)         41,520,547
Basic loss per share
 As reported ................................   $     (0.42)             (0.40)       $      (1.77)
 Proforma ...................................         (0.43)             (0.45)              (1.90)
Weighted average shares outstanding .........     9,034,928         14,697,112          21,909,456
Option pricing model assumptions:
 Expected dividend yield ....................             0%                 0%                  0%
 Average option life ........................   2.5 years          2 years            2.5 years
 Volatility .................................            70%                70%                 60%
 Risk free interest rate ....................             3%                 3%                  5%


     Stock option activity during the periods indicated is as follows:

                                                                                     Weighted
                                                                  Number of          Average
                                                                   Options        Exercise Price
                                                               ---------------   ---------------
         Outstanding, December 31, 1996 ....................       1,800,000         $  .74
         Granted ...........................................         600,000           2.43
         Exercised .........................................        (289,080)           .64
                                                                   ---------
         Outstanding, December 31, 1997 ....................       2,110,920           1.23
         Granted ...........................................         329,200           2.32
         Exercised .........................................      (1,524,240)           .77
         Cancelled .........................................         (18,680)          2.44
                                                                  ----------
         Outstanding, December 31, 1998 ....................         897,200           2.39
         Granted ...........................................       5,337,716           9.64
         Options assumed in PrizePoint acquisition .........         124,080            .07
         Exercised .........................................        (307,708)          8.41
         Cancelled .........................................        (146,880)          4.76
                                                                  ----------
         Outstanding, December 31, 1999 ....................       5,904,408         $ 8.52
                                                                  ==========


At December 31, 1999, the weighted-average exercise price and average remaining contractual life of outstanding options was $8.52 and 9.55 years remaining, respectively. 614,690 shares are available for grants under the 1999 Plan and 2,222,912 shares are exercisable at December 31, 1999.


              Options Outstanding                        Options Exercisable
------------------------------------------------   -------------------------------
                                    Weighted-
                                     Average                          Weighted-
    Number         Exercise         Remaining          Number          Average
 Outstanding        Prices        Life in Years     Exercisable     Exercise Price
-------------   --------------   ---------------   -------------   ---------------
     34,000    $       .01           7.52               14,228        $  .01
     78,986            .10           9.27               35,326           .10
    911,720           2.21           8.62              695,706          2.21
  3,580,458           9.43           9.71            1,273,488          9.43
  1,200,000          10.82           9.81              204,164         10.82
     33,702          11.15           9.78                   --            --
     42,882          16.09           9.87                   --            --
     22,660          17.27           9.96                   --            --
  ---------                                          ---------
  5,904,408    $ .01-17.27           9.55            2,222,912        $ 7.09
  =========                                          =========

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)


(13) Income taxes

     The Company's income tax expense is comprised of the following:



                                         Year Ended December 31,
                                     -------------------------------
                                       1997       1998        1999
                                     --------   --------   ---------
Current tax expense
 United States ...................    $   --     $   --     $    --
 Foreign .........................     5,582      9,020      28,000
                                      ------     ------     -------
Total income tax expense .........    $5,582     $9,020     $28,000
                                      ------     ------     -------



                                                     Year Ended December 31,
                                     -------------------------------------------------------
                                           1997               1998                1999
                                     ----------------   ----------------   -----------------
Sources of loss before income tax
 United States ...................     $ (1,060,562)      $ (4,455,439)      $ (22,848,393)
 Foreign .........................       (2,762,601)        (1,366,191)        (15,848,248)
                                       ------------       ------------       -------------
Loss before income taxes .........     $ (3,823,163)      $ (5,821,630)      $ (38,696,641)
                                       ============       ============       =============


     The components of the net deferred tax asset as of December 31, 1998 and 1999 consist of the following:



                                                                          December 31,
                                                               ----------------------------------
                                                                     1998              1999
                                                               ---------------   ----------------
Deferred tax assets:
   United States net operating loss carryforwards ..........       2,146,000         10,864,000
   Accounts receivable allowances ..........................              --            108,000
   Accrued liabilities .....................................          61,000            374,000
   United Kingdom net operating loss carryforwards .........         137,000            323,000
                                                                   ---------         ----------
                                                                   2,344,000         11,669,000
   Less valuation allowance ................................      (2,344,000)       (11,669,000)
                                                                  ----------        -----------
Deferred tax assets, net ...................................    $         --      $          --
                                                                ============      =============

     The net operating loss carryforwards are comprised of the losses incurred in the UK and US subsidiaries. The Bermudan company enjoys tax-free status and the only other subsidiary which is in Hungary, has been profitable.

     Realization of deferred tax assets is dependent upon future earnings, if any. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that it is not more likely than not that these assets will be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.


     At December 31, 1999, the US subsidiary has a federal net operating loss carryforward for income tax purposes of approximately $27,160,000. There can be no assurance that the Company will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards are available to offset future taxable income and expire in various amounts through 2019.


     Due to the "change in ownership" provisions in Section 382 of the Internal Revenue Code, the availability of the Company's US net operating loss carryforwards will be subject to an annual limitation against taxable income in future periods, which could substantially limit the eventual utilization of these carryforwards.

(14) Significant agreements

     (a) Cable and Wireless

     On December 23, 1998, the Company entered into an agreement with Cable & Wireless Communications ("CWC"), the largest cable television franchise owner in the UK. The agreement provides for CWC to display

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)

(14) Significant agreements  -- (Continued)

up to 14 Uproar game shows on an interactive service offered via its digital cable television which was launched by CWC on October 15, 1999. The agreement provides for the Company to have an anchor position within the games and entertainment channel on the CWC service and to participate in promotional opportunities on the service. The Company pays CWC an annual maintenance fee which is included in cost of revenues for which CWC guarantees placement within the service. The amount paid through December 31, 1999 was approximately $11,000. The agreement provides that CWC is entitled to additional fees equal to a percentage of net advertising and sponsorship revenue generated by the Company and arising directly from games displayed upon the interactive service. The agreement is for an initial three-year period from launch of the Uproar games on the CWC interactive service, and then automatically continuing with a provision for a six-month notice of cancellation. Two months of the annual fee has been paid and recognized as an expense as of December 31, 1999.


     (b) Pearson Television

     On January 13, 1999, the Company entered into an agreement with Pearson Television Limited ("Pearson"), whereby Pearson acquired 2,000,000 common shares of the Company in exchange for intangible assets, advertising services to be provided over a thirty-month period commencing April 1, 1999 and cash of $124,599.

     The market value of the common shares acquired by Pearson was $24,780,474 of which $24,655,875, net of the $124,599 cash payment was attributable to intangible assets and prepaid advertising services. In accounting for the transaction the Company capitalized intangible assets of $16,673,875 and prepaid advertising services of $7,982,000, their estimated fair value. For the year ended December 31, 1999, amortization of intangible assets was $6,063,227 and amortization of prepaid advertising services amounting to $1,338,999 was recorded as advertising expense.

     Should Pearson meet certain television distribution targets for its game shows in the United States, they will be granted 400,000 additional common shares between September 1999 and August 2000 and a further 400,000 shares between September 2000 and August 2001. See note 15.

     Included in the intangible assets, Uproar acquired a license to create and use the English language Internet versions of certain Pearson game shows during the thirty-three month term of the agreement. The Company pays Pearson a royalty for the rights and license to use the game show formats on its Web sites, equal to a percentage of gross advertising and other revenue generated from the use of the licensed Internet games. Additional royalties are due to Pearson for a percentage of net advertising and other revenues generated by the licensed game shows, as defined in the agreement, subject to a minimum guaranteed amount of $400,000 for the term of the agreement. The minimum guaranteed amount of $400,000 is due in two equal installments on July 15, 1999 and July 15, 2000 and represents the minimum due for each of the two television broadcast years measured from September 1999 to September 2001. The initial payment was recorded as a prepayment with $50,000 expensed in the year ended December 31, 1999.

     (c) Telefonica

     On September 29, 1999, the Company entered an agreement with Telefonica Interactiva De Contenidos ("Telefonica"), a Spanish corporation, to establish and develop Uproar products and the Uproar media property in the Spanish and Portuguese languages. The agreement requires Uproar to license distribution rights to Telefonica, and provide services and support to Telefonica for the operations of the Web sites in exchange for which Telefonica has agreed to pay Uproar exclusivity fees. Such fees are recognized as revenue ratably over the related contractual period. Telefonica will display the Uproar Web sites online for the Spanish and Portuguese language markets from Telefonica's Terra.com Web sites. Telefonica sells advertising displayed

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)

(14) Significant agreements  -- (Continued)

with Uproar games on their Web sites and remits a percentage of the revenues to the Company, which is recognized as revenue by the Company when the advertisements are displayed. The agreement term is for an initial three-year period from the date of the agreement, after which it can be extended for an additional twelve-month period.

(15) Commitments and contingencies

     (a) Pearson Television

     Under the terms of the Pearson agreement (see note 14(b), should Pearson meet certain television distribution targets for its game shows in the United States, they will be granted 400,000 additional common shares between September 31, 1999 and August 2000 and a further 400,000 shares between September 2000 and August 2001. Since, as of December 31, 1999 it is not considered probable that the distribution target under the Pearson Television agreement will be met, no accounting has been provided for this transaction in these consolidated financial statements.

     (b) Legal claim

     In 1997, E-Pub Inc., a wholly-owned subsidiary, was named in an action entitled "Burgos v. Ellwell Associates, LLC and E-Pub Inc", relating to an alleged personal injury. The plaintiff seeks damages of $6 million against Ellwell Associates, the landlord of the building in which E-Pub Inc's office is located, and E-Pub Inc.

     Through December 31, 1999, certain limited written discovery was exchanged by the parties. Although the plaintiff has not yet specified the precise extent and severity of his alleged injuries, the Company has recently received documentary information suggesting that the plaintiff's injuries no longer prevent him from gainful employment. Uproar Inc. has asserted a cross claim against the landlord, seeking to hold the landlord responsible for any injuries sustained by the plaintiff.

     Uproar Inc. has denied liability and will vigorously defend the action in the future. No provision to date has been made in the consolidated financial statements as Uproar Inc., based on legal advice, is unable to estimate the extent of any potential liability with reasonable accuracy at this time.

     (c) Other commitment

     In connection with two office leases the Company has letters of credit outstanding for approximately $604,275. The cash balances supporting the letters of credit are reported as restricted cash.

(16) Leases

     The Company has several non-cancelable operating leases, primarily for office space. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was $105,645, $159,121, and $652,642 for the years ended December 31, 1997,
1998, and 1999 respectively. The interest rate on the capital leases was approximately 1%.

     Future minimum lease payments under non-cancelable leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999 are:

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)

(16) Leases  -- (Continued)

                                                         Capital       Operating
                                                          Leases         Leases
                                                       -----------   -------------
       Year ended December 31,
        2000 .......................................     107,989         822,222
        2001 .......................................      54,228         800,439
        2002 .......................................          --         618,021
        2003 .......................................          --         612,301
        2004 .......................................          --         548,541
        Thereafter .................................          --          90,289
                                                         -------         -------
       Total minimum lease payments ................    $162,212      $3,491,813
                                                                      ==========
        Less amounts representing interest .........      (7,754)
                                                        --------
       Current portion of capital leases ...........     102,777
                                                        --------
       Long term capital lease obligation ..........    $ 51,681
                                                        ========

(17) Segment reporting

     In presenting segment information the Company has applied the provisions of SFAS No. 131. The Company has determined that it does not have any separately reportable business segments.

     The Company attributes revenues to different geographic areas on the basis of the location of the customer. Revenues by geographic area are as follows:

                                           Revenues
                          -------------------------------------------
                                    Year ended December 31,
                          -------------------------------------------
                              1997           1998            1999
                          -----------   -------------   -------------
United States .........    $332,555      $1,545,663     $ 9,966,057
England ...............       8,727          83,120         246,336
Hungary ...............       6,612              --              --
Germany ...............          --              --          54,134
Other .................         815           4,186         125,000
                           --------      ----------     -----------
Total .................    $348,709      $1,632,969     $10,391,527
                           ========      ==========     ===========

     Included in revenues in the United States for the year ended December 31, 1999 is $15,145 relating to the sale of merchandise through the Company Web site. There were no such revenues in prior periods.

     Investment in long-lived assets by geographic area are as follows:

                          Property and Equipment and
                               Intangible Assets
                         -----------------------------
                                 December 31,
                         -----------------------------
                              1998           1999
                         -------------  --------------
United States .........   $  962,880     $15,394,683
England ...............       35,399          89,496
Ireland ...............       20,532              --
Hungary ...............      108,040         184,618
Germany ...............           --          12,019
Bermuda ...............       32,472              --
                          ----------     -----------
Total .................   $1,159,323     $15,680,816
                          ==========     ===========

                         Uproar Inc. and Subsidiaries
                            (Formerly Uproar Ltd.)

           Notes to Consolidated Financial Statements  -- (Continued)

(18) Pension and other post-retirement plans

     Effective January 1, 1998, the Company established a 401(k) salary deferral plan (the "401(k) Plan") on behalf of its U.S. employees. The 401(k) Plan is a qualified defined contribution plan and allows employees to defer up to 15% of their compensation, subject to certain limitations. Under the 401(k) Plan, the Company has the discretion to match contributions made by the employee. The Company made no matching contributions in 1998 or 1999.

(19) Subsequent events

     On December 16, 1999, Uproar Inc., was incorporated in the state of Delaware. On January 26, 2000 Uproar Ltd. was redomesticated from Bermuda to the state of Delaware and became a Delaware corporation. On January 27, 2000, Uproar Inc. was merged into Uproar Ltd. whereby each ordinary share of the Bermuda Company became one share of common stock of the Delaware corporation, which was accounted for as a transaction between companies under common control. Simultaneous with the merger, Uproar Inc. increased its number of authorized common stock to 112,000,000, with par value $.01 per share.

     On February 2, 2000, the Company sold 1,265,372 shares of common stock for net proceeds of approximately $25 million to Trans Cosmos USA, Inc. (TCUI). Approximately $63,000 of the net proceeds will be allocated to common stock and the remainder, or approximately $24,937,000, will be added to additional paid-in capital. The Common Stock Purchase agreement provides that the Company and TCUI intend to form a Japanese joint venture to produce a Japanese-localized version of Uproar's Web site, uproar.com. The joint venture would be owned equally and Uproar and TCUI will contribute to the joint venture $500,000 and $4,500,000, repectively. Uproar would receive an annual royalty fee from the joint venture for licensing its intellectual property.


     On February 4, 2000 the Company declared a 2-for-1 common stock split for shareholders of record on February 18, 2000, effected in the form of a stock dividend. All prior period stock transactions and amounts have been restated to reflect the impact of the stock split.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PrizePoint Entertainment Corporation:

     We have audited the accompanying balance sheet of PrizePoint Entertainment Corporation (a Delaware corporation) as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period from inception (March 4, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PrizePoint Entertainment Corporation as of December 31, 1998, and the results of its operations and its cash flows for the period from inception (March 4, 1998) to December 31, 1998, in conformity with generally accepted accounting principles.


Arthur Andersen LLP
New York, New York
April 29, 1999

                     PRIZEPOINT ENTERTAINMENT CORPORATION
                                BALANCE SHEETS


                                                                         December 31,       March 31,
                                                                             1998             1999
                                                                        --------------   --------------
                                                                                           (Unaudited)
                                 ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ..........................................    $  1,870,075     $  1,244,072
 Accounts receivable ................................................              --           21,250
 Prepaid expenses and other current assets ..........................              --           40,054
                                                                         ------------     ------------
  Total current assets .............................................        1,870,075        1,305,376
PROPERTY AND EQUIPMENT, net .........................................         127,337          366,219
DEPOSITS AND OTHER ASSETS ...........................................          61,239           78,495
                                                                         ------------     ------------
 Total assets ......................................................     $  2,058,651     $  1,750,090
                                                                         ============     ============
                    LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ...................................................    $     63,457     $    146,634
 Accrued expenses ...................................................          25,867           33,497
 Current portion of capital lease obligations .......................          25,949          102,777
                                                                         ------------     ------------
  Total current liabilities ........................................          115,273          282,908
CAPITAL LEASE OBLIGATIONS ...........................................          15,134          107,513
COMMITMENTS (Note 7)
STOCKHOLDERS' EQUITY:
 Preferred Stock, $.01 par value; 5,000,000 shares authorized:
 Series A Preferred Stock, 645,000 shares designated, issued and outstanding as of December 31, 1998 and March 31, 1999
   (unaudited), respectively; liquidation value of $645,000 .........           6,450            6,450
 Series B Preferred Stock, 495,049 shares designated; 412,541 and
   453,795 shares issued and outstanding as of December 31, 1998 and March 31, 1999 (unaudited), respectively; liquidation value of
   $2,500,000 and $2,750,000 (unaudited), respectively ..............           4,125            4,538
 Common stock, $.01 par value; 10,000,000 shares authorized
   1,186,667 shares issued and outstanding as of December 31, 1998
   and March 31, 1999 (unaudited), respectively .....................          11,867           11,867
 Additional paid-in capital .........................................       3,134,425        3,384,012
 Accumulated deficit ................................................      (1,228,623)      (2,047,198)
                                                                         ------------     ------------
  Total stockholders' equity .......................................        1,928,244        1,359,669
                                                                         ------------     ------------
  Total liabilities and stockholders' equity .......................     $  2,058,651     $  1,750,090
                                                                         ============     ============



      The accompanying notes are an integral part of these balance sheets.

                     PRIZEPOINT ENTERTAINMENT CORPORATION
                           STATEMENTS OF OPERATIONS


                                                  For the Period
                                                  From Inception     For the Three
                                                     (March 4,          Months
                                                     1998) to            Ended
                                                   December 31,        March 31,
                                                       1998              1999
                                                 ----------------   --------------
                                                                      (Unaudited)
REVENUES .....................................     $         --       $   47,750
                                                   ------------       ----------
COSTS AND EXPENSES:
 Direct costs ................................          353,279          305,385
 Selling and marketing expenses ..............          214,290          209,299
 General and administrative expenses .........          675,514          321,535
                                                   ------------       ----------
  Operating loss ........................... .       (1,243,083)        (836,219)
OTHER INCOME (EXPENSE):
 Interest income, net ........................           14,460           17,644
                                                   ------------       ----------
  Loss before income taxes ................. .       (1,228,623)        (818,575)
 BENEFIT FOR INCOME TAXES ....................               --               --
                                                   ------------       ----------
  Net loss ................................. .     $ (1,228,623)      $ (818,575)
                                                   ============       ==========
PER SHARE INFORMATION:
 Net loss per share--
  Basic and Diluted ........................ .     $      (1.04)      $     (.68)
                                                   ------------       ----------
 Weighted average common shares outstanding--
  Basic and Diluted ........................ .        1,186,667        1,186,667
                                                   ============       ==========



        The accompanying notes are an integral part of these statements.

                     PRIZEPOINT ENTERTAINMENT CORPORATION
                      STATEMENTS OF STOCKHOLDERS' EQUITY


                                            Series A                 Series B
                                         Preferred Stock          Preferred Stock
                                     -----------------------  -----------------------
                                       Shares     Par Value     Shares     Par Value
                                     ----------  -----------  ----------  -----------
BALANCE, March 4, 1998 ............        --       $   --          --       $   --
 Issuance of common stock .........        --           --          --           --
 Issuance of Series A Preferred
  Stock ...........................   645,000        6,450          --           --
 Issuance of Series B Preferred
  Stock ...........................        --           --     412,541        4,125
 Net loss .........................        --           --          --           --
                                      -------       ------     -------       ------
BALANCE, December 31, 1998 ........   645,000        6,450     412,541        4,125
 Issuance of Series B Preferred
  Stock ...........................        --           --      41,254          413
 Net loss .........................        --           --          --           --
                                      -------       ------     -------       ------
BALANCE, March 31, 1999
 (unaudited) ......................   645,000       $6,450     453,795       $4,538
                                      =======       ======     =======       ======


                                            Common Stock
                                     --------------------------      Additional       Accumulated
                                         Shares      Par Value    Paid-in Capital       Deficit           Total
                                     -------------  -----------  -----------------  ---------------  ---------------
BALANCE, March 4, 1998 ............   $        --     $    --        $       --      $         --
 Issuance of common stock .........     1,186,667      11,867                --                --           11,867
 Issuance of Series A Preferred
  Stock ...........................            --          --           638,550                --          645,000
 Issuance of Series B Preferred
  Stock ...........................            --          --         2,495,875                --        2,500,000
 Net loss .........................            --          --                --        (1,228,623)      (1,228,623)
                                      -----------     -------        ----------      ------------       ----------
BALANCE, December 31, 1998 ........     1,186,667      11,867         3,134,425        (1,228,623)       1,928,244
 Issuance of Series B Preferred
  Stock ...........................            --          --           249,587                --          250,000
 Net loss .........................            --          --                --          (818,575)        (818,575)
                                      -----------     -------        ----------      ------------       ----------
BALANCE, March 31, 1999
 (unaudited) ......................     1,186,667     $11,867        $3,384,012      $ (2,047,198)    $  1,359,669
                                      ===========     =======        ==========      ============     ============



        The accompanying notes are an integral part of these statements.

                     PRIZEPOINT ENTERTAINMENT CORPORATION
                           STATEMENTS OF CASH FLOWS


                                                                                For the Period      For the Three
                                                                                From Inception         Months
                                                                              (March 4, 1998) to        Ended
                                                                                 December 31,         March 31,
                                                                                     1998               1999
                                                                             --------------------  --------------
                                                                                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ..................................................................      $ (1,228,623)      $  (818,575)
Adjustments to reconcile net loss to net cash used in operating activities-
 Depreciation and amortization ............................................            23,156            19,875
 Changes in assets and liabilities-
   Increase in accounts receivable ........................................                --           (21,250)
   Increase in prepaid expenses and other current assets ..................                --           (40,054)
   Increase in deposits and other assets ..................................           (61,239)          (17,256)
   Increase in accounts payable ...........................................            63,457            83,177
   Increase in accrued expenses ...........................................            25,867             7,630
                                                                                 ------------       -----------
    Net cash used in operating activities ................................         (1,177,382)         (786,453)
                                                                                 ------------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment .......................................           (98,598)          (72,747)
                                                                                 ------------       -----------
  Net cash used in investing activities ..................................            (98,598)          (72,747)
                                                                                 ------------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayment of capital lease obligations ...................................           (10,812)          (16,803)
 Issuance of Series A Preferred Stock .....................................           645,000                --
 Issuance of Series B Preferred Stock .....................................         2,500,000           250,000
 Issuance of common stock .................................................            11,867                --
                                                                                 ------------       -----------
  Net cash provided by financing activities ..............................          3,146,055           233,197
                                                                                 ------------       -----------
  Net increase (decrease) in cash and cash equivalents ...................          1,870,075          (626,003)
 CASH AND CASH EQUIVALENTS, beginning of period ...........................                --         1,870,075
                                                                                 ------------       -----------
 CASH AND CASH EQUIVALENTS, end of period .................................      $  1,870,075       $ 1,244,072
                                                                                 ============       ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for interest .................................      $         --       $        --
 Cash paid for income taxes ...............................................                --                --
 Capital lease obligations ................................................            56,608           186,010



        The accompanying notes are an integral part of these statements.

                     PRIZEPOINT ENTERTAINMENT CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     PrizePoint Entertainment Corporation ("PrizePoint" or the "Company") was formed as a Delaware corporation on March 4, 1998. The Company is engaged in the marketing and promotion forum of games of chance and advertising via its Internet web site. Individuals or "players" can log on to the Company's site and earn points for participating in the various product and trivia promotions offered in the Company's site. Individuals can redeem these points for various awards. Sponsors provide some of the awards and gifts for the winning participants in exchange for advertising services.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

     Revenues are derived from the sale of advertising on the Company's web site. Advertising revenues are recognized in the period the advertisement is displayed provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions", or number of times that any advertisement is viewed by users on the Company's web sites. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until guaranteed impression levels are achieved.

Direct Costs

     Direct costs consist primarily of cash prizes paid to participants, payroll and related expenses for personnel, systems consultants and systems and telecommunications infrastructures for web site development. To date, all direct costs have been expensed as incurred.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment, net

     Property and equipment are recorded at cost and depreciated on the straight-line method over their estimated useful lives, ranging from three to five years.

     Costs of maintenance and repairs are charged to expense as incurred.

Accounting for Long-Lived Assets

     The Company accounts for long-lived assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and for long-lived assets to be disposed of. Management has performed a review of all long-lived assets and has determined that no impairment of the respective carrying value has occurred as of December 31, 1998.

Income Taxes

     The Company accounts for its income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the estimated future tax effects of events that have been recognized in the financial statements or income tax returns. Under this method, deferred tax liabilities and assets are determined based on differences between the financial accounting and income tax bases of assets and liabilities, and the use of carryforwards, if any, using enacted tax rates in effect for the years in which the differences and carryforwards are expected to reverse and be utilized. Any deferred assets have been reserved for their full value until the future realizability can be determined.


Stock-Based Compensation

     The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and to provide pro forma net income (loss) and pro forma earnings per share disclosures (Note 8) for employee stock options as if the fair value based method of accounting in SFAS No. 123 had been applied to these transactions.

     The Company accounts for nonemployee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily determinable.

Basic and Diluted Net Loss Per Common Share

     The Company accounts for net loss per common share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." In accordance with SFAS No. 128, basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive common equivalent shares outstanding during the period. Common equivalent shares have been excluded from the calculation of diluted earnings per share, as their effect is anti-dilutive.

Business and Credit Concentrations

     Financial instruments, which subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The carrying amounts of these instruments approximate fair value. The carrying amount of the Company's capital leases approximate the fair value of these instruments based upon management's best estimate of interest rates.

     The Company maintains cash with a domestic financial institution. The Company performs periodic evaluations of the relative credit standing of this institution. From time to time, the Company's cash balances with this financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

Unaudited Interim Financial Statements

     The unaudited consolidated financial information included herein for the three months ended March 31, 1999, has been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of the Company, these unaudited financial statements, reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consistent with that of the audited data presented herein. The results of operations for interim periods are not necessarily indicative of the results expected for a full year.

Recently Issued Accounting Standards

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company adopted this statement in 1998. The adoption of this statement did not have an impact on the Company's financial condition or results of operations. Accordingly, the Company's comprehensive net loss is equal to its net loss for the period from inception (March 4, 1998) to December 31, 1998.

     Additionally, in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company adopted this statement in 1998. In the initial year of application, comparative information for earlier years must be restated. Management has determined that it does not have any separately reportable business segments.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 31, 1998. The Company has expensed all software development costs and does not expect the adoption of SOP 98-1 to have a material effect on its financial statements.

2. Property and Equipment, Net

     Property and equipment consist of the following at December 31, 1998:



    Computer equipment and software .........................    $121,601
    Furniture and fixtures ..................................      28,892
                                                                 --------
                                                                  150,493
    Less- Accumulated depreciation and amortization .........      23,156
                                                                 --------
                                                                 $127,337
                                                                 ========


3. Accrued Expenses

     Accrued expenses consist of the following at December 31, 1998:


    Accrued Vacation .........    $ 15,835
    Accrued Rent .............      10,032
                                  --------
      Total ..................    $ 25,867
                                  ========



4. Income Taxes

     No provision for U.S. federal or state income taxes has been recorded for the period from inception (March 4, 1998) to December 31, 1998 as the Company has incurred an operating loss.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes at December 31, 1998 are as follows:

    Deferred tax assets, net:
      Net operating loss carryforwards .........    $  493,334
      Other ....................................         5,000
                                                    ----------
                                                       498,334
      Less- Valuation allowance ................      (498,334)
                                                    ----------
       Deferred tax assets, net ................    $       --
                                                    ==========



     Realization of deferred tax assets is dependent upon future earnings, if any. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that it is not more likely than not that these assets will be realized. No income tax benefit has been recorded for the period from inception (March 4, 1998) to December 31, 1998 as a result of the valuation allowance.

     As of December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1,229,000. There can be no assurance that the Company will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards are available to offset future taxable income and expire in 2019 if not utilized.

5. Capital Lease Obligations

     At December 31, 1998 the Company was committed under a capital lease agreement for office equipment. The asset and liability under the capital lease is recorded at the lower of the present value of minimum lease payments or the fair market value of the asset. The interest rate on the capital lease was approximately 1% at December 31, 1998.

     Future minimum payments under the capital lease agreements are as follows:



       Year ending December 31:
       1999 ...................................    $28,308
       2000 ...................................     16,513
                                                   -------
        Total minimum lease payments ..........     44,821
       Less--
        Amounts representing interest .........      3,738
                                                   -------
                                                    41,083
       Current portion ........................     25,949
                                                   -------
        Long-term portion .....................    $15,134
                                                   =======



6. Stockholders' Equity

Preferred Stock

     The Company's stockholders authorized 5,000,000 shares of preferred stock. The Company has designated 645,000 shares as Series A Preferred Stock and 495,049 shares as Series B Preferred Stock.

Series A Preferred

     On April 1, 1998, the Company sold 645,000 shares of Series A Preferred Stock for net proceeds of $645,000. The Series A Preferred Stock is convertible into an equal number of common shares at the holder's option, subject to adjustment for antidilution, and is automatically converted to common stock in the event of a public offering of securities of the Company. The holders of Series A Preferred Stock are entitled to receive dividends as and if declared by the Board of Directors. In the event of liquidation or dissolution of the Company, the holders of Series A Preferred Stock are entitled to receive all accrued dividends, if applicable, plus a liquidation price per share of $1.00.

     Subject to certain provision, registration rights, as defined in the Certificate of Designation of Series A Convertible Preferred Stock agreement, may be exercised after the earlier of (a) the date specified by a vote or written consent or agreement of holders of at least two-thirds of the shares of Series A Preferred Stock then outstanding, approving such conversion, or (b) the effective date of the first registration statement for a public offering of securities of the Company.

Series B Preferred Stock

     On December 8, 1998, the Company sold 412,541 shares of Series B Preferred Stock for net proceeds of $2,500,000. The Series B Preferred Stock is convertible into an equal number of common shares at the holder's option, subject to adjustment for antidilution, and is automatically converted to common stock in the event of a public offering of securities of the Company. The holders of Series B Preferred Stock are entitled to receive dividends as and if declared by the Board of Directors. In the event of liquidation or dissolution of the Company, the holders of Series B Preferred Stock are entitled to receive all accrued dividends, if applicable, plus a liquidation price per share of $6.06. Certain of the Series B Preferred Stock holders also received warrants to receive 41,254 common shares into Series B Convertible Preferred Stock of the Company at a purchase price equal to $6.06 per share. The warrants expire at the earlier of (a) 18 months after the effective date of the registration statement for an initial public offering by the Company and with a price per share of not less than $6.06 and (b) 60 months after the first date set forth above.

     Subject to certain provisions, registration rights, as defined in the Certificate of Designation of Series B Convertible Preferred Stock agreement, may be exercised after the earlier of (a) the date specified by vote or written consent or agreement of holders of at least two-thirds of the shares of Series B Preferred Stock then outstanding, approving such conversion, or (b) the effective date of the first registration statement for a public offering of securities of the Company.

Common Stock

     The Company issued 1,186,667 common shares to its founders in April 1998 for total proceeds of $11,867.

7. Commitments

Operating Leases

     The Company leases office space, equipment security and trash removal services under operating leases expiring through February 29, 2004. At December 31, 1998, minimum lease commitments under noncancelable leases are as follows:


                                       Equipment/
Year                      Office        Services
--------------------   ------------   -----------
1999 ...............   $  245,040        $2,225
2000 ...............      293,005         1,781
2001 ...............      299,480         1,194
2002 ...............      305,469           684
2003 ...............      320,818           342
Thereafter .........       54,190            --
                       ----------        ------
                       $1,518,002        $6,226
                       ==========        ======


     Rent expense for the year ended December 31, 1998 was $97,545 for office space.

Advertising and Sponsorship Contracts

     The Company entered into several advertising and sponsorship agreements with third parties, with terms ranging from one to six months whereby the Company provides advertising in exchange for cash payments or goods. The goods are used as awards for winning participants in the Company's online games and sweepstakes. No revenue was earned on such contracts for the year ended December 31, 1998.

8. Stock Options

     On April 1, 1998, in order to promote the interests of the Company and retain persons necessary for the success of the Company, the Company adopted its 1998 Stock Option Plan ("Option Plan") covering up to 150,000 shares, pursuant to which employees (including officers), directors and independent contractors of the Company and its present or future subsidiaries and affiliates are eligible to receive incentive and/or nonstatutory stock options. The Option Plan, which expires within ten years, will be administered by the Plan Administrator. The selection of participants, allotment of units, determination of price and other conditions relating to the purchase of options will be determined by the Plan Administrator. Options granted under the Option Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price, which may be less than, equal to or greater than the fair market value per unit on the date of the grant. Incentive Options, however, may only be granted to employees, the exercise price per share may not be less than 100% of the fair market value per share of common stock on the option grant date, and for a stockholder owning more than 10% of the outstanding common stock, its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant.

     Pursuant to SFAS No. 123, the Company has elected to account for its Option Plan under APB Opinion No. 25, under which no compensation expense is recognized for unit option awards granted at or above fair market value. In 1998, the Company granted 95,000 incentive stock options to various employees. The option exercise price equals the stock's fair market value at the grant date, and the options are exercisable over a four-year period, with 25% of options granted becoming exercisable on the one-year anniversary of the grant date and the remaining options becoming exercisable at the rate of 1/48 at the end of each month thereafter. All options will terminate no later than 10 years from the date of grant. Under SFAS No. 123, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service (or vesting) period. For the year ended December 31, 1998, the compensation cost for this plan determined in accordance with SFAS No. 123, net of compensation expense recognized under APB No. 25, is an immaterial amount. As such the Company's pro-forma net loss has not been presented.

     The following table summarizes information about stock options outstanding at December 31, 1998:


                            Number            Weighted Average        Weighted
                          Outstanding             Remaining           Average
Exercise Prices      at December 31, 1998     Contractual Life     Exercise Price
-----------------   ----------------------   ------------------   ---------------
$.01 ............          40,000                    9.56              $ .01
$.10.............          55,000                    9.95              $ .10
                           ------
                           95,000
                           ======


     As of December 31, 1998, none of the outstanding options were exercisable. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.87 percent; expected dividend yield of 0 percent; expected life of 5 years; expected volatility of 100 percent.


     The following table summarizes information about stock options outstanding at December 31, 1998:


                                                                  December 31, 1998
                                                           -------------------------------
                                                                          Weighted Average
                                                              Shares       Exercise Price
                                                           -----------   -----------------
Outstanding at beginning of period .....................          --           $  --
 Granted ...............................................      95,000             .06
 Cancelled .............................................          --
 Terminated ............................................          --
 Exercised .............................................          --
                                                              ------
Outstanding at end of period ...........................      95,000           $ .06
                                                              ======           =====
Options exercisable at end of period ...................          --
                                                              ======
Weighted average fair value of options granted .........    $    .05
                                                            ========

9. Subsequent Events

     On January 7, 1999, the Company issued additional 41,254 shares of Series B Preferred stock for $250,000 in proceeds.

     On April 29, 1999 the Company entered into a merger agreement with Uproar Ltd., a Bermuda corporation, which is a provider of online entertainment and game shows. Under the provisions of the merger agreement, each share of common and preferred stock of the Company will be converted into and exchanged for common stock of Uproar Ltd. based upon a stated conversion rate.

[The Uproar.com logo running across the top of the page; colored circles of varying sizes: within the circles are the following logos: "CABLE & WIRELESS"; "PEARSON TELEVISION"; "sky"; "TOWER RECORDS.com"; "Trans Cosmos USA"; "NetCreations"; "ADFORCE"; "avenue a"; and "free serve"; and the following text: "Partners in . . . Branding, Content, Syndication, Distribution" appears under the Uproar logo.]

================================================================================

                               3,500,000 Shares



                                  Uproar Inc.

                                 Common Stock




                                    [LOGO]







                                   --------

                              P R O S P E C T U S

                                      , 2000


                                   --------

                             Salomon Smith Barney
                           Bear, Stearns & Co. Inc.
                        Banc of America Securities LLC

                                 Wit SoundView


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth the estimated costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of the common stock being registered.




                                                                 Amount to
                                                                  be Paid
                                                               -------------
     SEC registration fee ...................................   $   31,134
     NASD filing fee ........................................       10,500
     Nasdaq National Market listing fee .....................       63,725
     Legal fees and expenses ................................      500,000
     Accounting fees and expenses ...........................      300,000
     Printing and related expenses ..........................      170,000
     Blue sky fees and expenses .............................        5,000
     Transfer agent and registrar fees and expenses .........       15,000
     Miscellaneous ..........................................      404,641
                                                                ----------
          Total .............................................   $1,500,000
                                                                ==========

Item 14. Indemnification of Directors and Officers

     The registrant's Certificate of Incorporation in effect as of the date hereof, and the registrant's Certificate of Incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended, or DGCL, the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant has obtained liability insurance for its officers and directors.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

   o for any breach of the director's duty of loyalty to the corporation or its stockholders;

   o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   o arising under Section 174 of the DGCL; or

   o for any transaction from which the director derived an improper personal benefit.

The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.


Item 15. Recent Sales of Unregistered Securities

     The Registrant has sold and issued the following securities since February 7, 1995 (inception):

     1. From February 7, 1995 to December 31, 1999, the Registrant issued and sold 20,384,028 shares of common stock at prices ranging from $0.04 to $11.72 per share.

     2. In 1997, the Registrant issued 1,774,600 shares of common stock upon the conversion of convertible notes.

     3. In 1997, the Registrant issued 289,080 shares of common stock upon the exercise of options at a weighted average exercise price of $0.64.

     4. In 1998, the Registrant issued 1,524,240 shares of common stock upon the exercise of options at a weighted average exercise price of $0.77.

     5. Since December 31, 1998, the Registrant issued 307,708 shares of common stock upon the exercise of options at a weighted average exercise price of $8.41 per share.

     6. In February 2000, the Registrant completed the sale of 1,265,372 shares of its common stock at approximately $19.76 per share to an accredited investor for the aggregate purchase price of approximately $25,000,000.

     The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.


Item 16. Exhibits and Financial Statement Schedules

     (a) Exhibits.

  Number                                                      Description
----------  --------------------------------------------------------------------------------------------------------------
 1.1 *      Form of underwriting agreement.
 3.1 +      Certificate of incorporation for Uproar Inc.
 3.2 +      Bylaws for Uproar Inc.
 3.3 +      Certificate of incorporation for Uproar Ltd.
 3.4 +      Memorandum of association for Uproar Ltd.
 3.5 +      Bye-laws of Uproar Ltd.
 3.6 +      Certificate of Domestication of Uproar Ltd.
 3.7 +      Certificate of Ownership and Merger of Uproar Inc. with and into Uproar (DE), Inc.
 4.1 *      Specimen common stock certificate.
 4.2 +      See Exhibits 3.1 and 3.2 for provisions of the certificate of incorporation and bylaws defining the rights of holders of common stock.
 5.1 *      Opinion of Brobeck, Phleger & Harrison LLP.
 5.2 *      Opinion of M.L.H. Quin & Co., Bermuda counsel to Registrant.
10.1 *      1999 Stock Option Plan.
10.2 +      Employment agreement, dated September 6, 1999, by and between Kenneth D. Cron and the Registrant.
10.3 +      Lease agreement, as amended, dated April 19, 1999, by and between Nassau Bay Associates, L.P., and the
            Registrant.
10.4 +      Lease agreement, dated November 9, 1999, by and between Golden Van Associates, LLC, and the
            Registrant.
10.5 +      Lease agreement, dated September 7, 1998, by and between ANU Kft. and the Registrant.
10.6 +      Agreement and plan of reorganization, dated April 29, 1999, by and between PrizePoint Entertainment
            Corporation and the Registrant.

              Internet Game Development Agreement, dated as of January 12, 1999, by and between Pearson
 10.7  +-     Television, Inc. and the Registrant.
 10.8  +-     License and Services Agreement, dated September 29, 1999, by and between Telefonica Interactiva de
              Contenidos and the Registrant.
 10.9  +      Employment agreement, dated as of September 6, 1999, by and between Christopher R. Hassett and the
              Registrant.
 10.10 *      Stock Incentive Plan.
 10.11 +      Employment agreement, dated December 20, 1999, by and between Michael K. Simon and the Registrant.
 10.12 +      Employment agreement, dated as of October 25, 1999, by and between Robert D. Marafioti and the
              Registrant.
 10.13 +      Employment agreement, dated as of October 25, 1999, by and between Jeffrey L. Strief and the
              Registrant.
 10.14 +      Common Stock Purchase Agreement dated February 2, 2000, by and between the Registrant and Trans
              Cosmos USA, Inc.
 10.15 +      Registration Rights Agreement dated February 2, 2000, by and between the Registrant and Trans Cosmos
              USA, Inc.
 16.1  +      Letter from PricewaterhouseCoopers LLP:
 21.1  +      List of Subsidiaries.
 23.1  *      Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
 23.2         Consent of KPMG LLP.
 23.3         [Reserved]
 23.4         Consent of Arthur Andersen LLP.
 23.5         Consent of KPMG Hungaria Kft.
 24.1  +      Powers of attorney (see Signature Page).
 27.1  +      Financial Data Schedule.


------------
* To be filed by amendment.
+ Previously filed.

- Application has been made to the Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Commission.


Item 17. Undertakings

     The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     The undersigned registrant hereby undertakes that:


     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 23rd day of February 2000.

                                        UPROAR INC.


                                        By: /s/ Christopher R. Hassett

                                           ------------------------------------


                                          Christopher R. Hassett
                                          President, Chief Operating Officer
                                        and Director

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities indicated on February 23, 2000:





               Signature                                      Title(s)
---------------------------------------   ------------------------------------------------
                    *                     Chairman of the Board of Directors and Chief
-------------------------------------     Executive Officer (principal executive officer)
Kenneth D. Cron


/s/ Christopher R. Hassett                President, Chief Operating Officer and Director
-------------------------------------
Christopher R. Hassett


                    *                     Chief Financial Officer and Director (principal
-------------------------------------     accounting and financial officer)
Michael K. Simon


                    *                     Director
-------------------------------------
Thompson B. Barnhardt


                    *                     Director
-------------------------------------
Catherine V. Mackay


                    *                     Director
-------------------------------------
Esther Dyson


*By: /s/ Christopher R. Hassett
-------------------------------------
         Christopher R. Hassett
            Attorney-in-fact

                               POWER OF ATTORNEY

     I, the undersigned director of Uproar Inc. (the "Company"), hereby severally constitute and appoint Kenneth D. Cron, Chairman of the Board of Directors and Chief Executive Officer and Christopher R. Hassett, Director, President and Chief Operating Officer, and each of them individually, with full powers of substitution and resubstitution, my true and lawful attorneys, with full powers to them and each of them to sign for me, in my name and in the capacities indicated below, the Amendment No. 3 to the registration statement on Form S-1 filed with the Securities and Exchange Commission, and any and all subsequent amendments to said registration statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on February 23, 2000:


               Signature                                    Title(s)
               ---------                                   ---------
                                                            Director
-------------------------------------
James J. Geddes, Jr.

                               INDEX TO EXHIBITS




Number                                                  Description
------------  -----------------------------------------------------------------------------------------------
   1.1  *     Form of underwriting agreement.
   3.1  +     Certificate of incorporation for Uproar Inc.
   3.2  +     Bylaws for Uproar Inc.
   3.3  +     Certificate of incorporation for Uproar Ltd.
   3.4  +     Memorandum of association for Uproar Ltd.
   3.5  +     Bye-laws of Uproar Ltd.
   3.6  +     Certificate of Domestication of Uproar Ltd.
   3.7  +     Certificate of Ownership and Merger of Upoar Inc. with and into Uproar (DE) Inc.
     4.1*     Specimen common stock certificate.
   4.2  +     See Exhibits 3.1 and 3.2 for provisions of the certificate of incorporation and bylaws defining the rights of holders of common stock.
     5.1*     Opinion of Brobeck, Phleger & Harrison LLP.
     5.2*     Opinion of M.L.H. Quin & Co., Bermuda counsel to Registrant.
    10.1*     1999 Stock Option Plan.
  10.2  +     Employment agreement, dated September 6, 1999, by and between
              Kenneth D. Cron and the Registrant.
  10.3  +     Lease agreement, as amended, dated April 19, 1999, by and between Nassau
              Bay Associates, L.P., and the Registrant.
  10.4  +     Lease agreement, dated November 9, 1999, by and between Golden Van Associates,
              LLC, and the Registrant.
  10.5  +     Lease agreement, dated September 7, 1998, by and between ANU Kft. and the Registrant.
  10.6  +     Agreement and plan of reorganization, dated April 29, 1999, by and between
              PrizePoint Entertainment Corporation and the Registrant.
 10.7  +-     Internet Game Development Agreement, dated as of January 12, 1999, by and between Pearson
              Television, Inc. and the Registrant.
 10.8  +-     License and Services Agreement, dated September 29, 1999, by and between Telefonica
              Interactiva de Contenidos and the Registrant.
 10.9  +      Employment agreement dated as of September 6, 1999, by and between Christopher R. Hassett and the Registrant.
  10.10*      Stock Incentive Plan.
 10.11 +      Employment agreement, dated December 20, 1999, by and between Michael K. Simon and the
              Registrant.
 10.12 +      Employment agreement, dated as of October 25, 1999, by and between Robert D. Marafioti and the
              Registrant.
 10.13 +      Employment agreement, dated as of October 25, 1999, by and between Jeffrey L. Strief and the
              Registrant.
 10.14 +      Common Stock Purchase Agreement dated February 2, 2000, by and between the Registrant and
              Trans Cosmos USA, Inc.
 10.15 +      Registration Rights Agreement dated February 2, 2000, by and between the Registrant and Trans
              Cosmos USA, Inc.
 16.1  +      Letter from PricewaterhouseCoopers LLP.
 21.1  +      List of Subsidiaries.
 23.1  *      Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
 23.2         Consent of KPMG LLP.
 23.3         [Reserved]
 23.4         Consent of Arthur Andersen LLP.
 23.5         Consent of KPMG Hungaria Kft.
 24.1  +      Powers of attorney (see Signature Page).
 27.1  +      Financial Data Schedule.

------------
* To be filed by amendment.
+ Previously filed.

- Application has been made to the Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Commission.